                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-48976

                                5,361,803 Shares


                 [LOGO OF METAWAVE COMMUNICATIONS CORPORATION]

                                  Common Stock

                               ----------------

   The 5,361,803 shares of our common stock, $0.0001 par value, covered by this prospectus are offered for the account of selling stockholders listed under "Selling Stockholders" on page 63. These shares were issued to the selling stockholders in connection with an Amended and Restated Agreement and Plan of Merger dated as of September 20, 2000 among Metawave Communications Corporation, Malibu Acquisition Corporation, a wholly owned subsidiary of Metawave, and Adaptive Telecom, Inc., pursuant to which Adaptive Telecom, Inc. became our wholly-owned subsidiary. We have agreed to maintain the effectiveness of this registration statement until February 28, 2001, taking into account any periods of delay permitted. The selling stockholder may only make sales pursuant to this prospectus once it has been declared effective and during the following periods: (i) October 27, 2000 through and including November 30, 2000 and (ii) January 26, 2001 through and including February 28, 2001. No sales may be made pursuant to this prospectus after that time unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of its effectiveness. The selling stockholders may sell the shares from time to time on the over-the-counter market in regular brokerage transactions or in transactions directly with market makers. The prices at which such stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions. Each selling stockholder has advised us that no sale or distribution other than as disclosed in this prospectus will be effected until after this prospectus has been appropriately amended or supplemented, if required, to set forth those terms. We will not receive any proceeds from the sale of the shares by the selling stockholders. All expenses of registration of the shares shall be borne by Metawave. Selling commissions, brokerage fees and any applicable stock transfer taxes are payable individually by the selling stockholders.

   Each of the selling stockholders may be deemed an "underwriter," as such term is defined in the Securities Act of 1933, as amended.

   On November 7, 2000, the last sale price of our common stock on the Nasdaq National Market was $13.75 per share. Our common stock is traded on the Nasdaq National Market under the symbol "MTWV."

   Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is November 8, 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
PROSPECTUS SUMMARY.......................................................   4
RISK FACTORS.............................................................   9
FORWARD-LOOKING STATEMENTS...............................................  21
USE OF PROCEEDS..........................................................  21
PRICE RANGE OF COMMON STOCK..............................................  21
DIVIDEND POLICY..........................................................  21
CAPITALIZATION...........................................................  22
SELECTED CONSOLIDATED FINANCIAL DATA.....................................  23
SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA AND OTHER DATA............  24
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATION....................................................  25
BUSINESS.................................................................  32
MANAGEMENT...............................................................  46
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS.....................  57
PRINCIPAL STOCKHOLDERS...................................................  59
ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS.....................  62
PLAN OF DISTRIBUTION.....................................................  62
SELLING STOCKHOLDERS.....................................................  63
DESCRIPTION OF SECURITIES................................................  65
SHARES ELIGIBLE FOR FUTURE SALE..........................................  68
LEGAL MATTERS............................................................  69
EXPERTS..................................................................  69
ADDITIONAL INFORMATION...................................................  69
INDEX TO FINANCIAL STATEMENTS............................................ F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

   The summary highlights selected information contained elsewhere in the prospectus. You should read the entire prospectus, including "Risk Factors" and the financial data and related notes before making an investment decision.

                      Metawave Communications Corporation

   We provide smart antenna systems and embedded solutions to wireless network operators facing capacity constraints in the wireless communications industry. Our SpotLight smart antenna systems consist of antennas that improve the reception and transmission of radio signals dynamically through the use of our proprietary software. We believe that wireless operators can increase overall network capacity, improve or maintain network quality, reduce network operating costs and better manage network infrastructure by implementing our SpotLight systems. Therefore, continued growth in wireless capacity demands will necessitate that embedded smart antenna technology be made available to base station manufacturers. To meet the growing demand for wireless services, we are developing embedded solutions based on our proprietary technologies that address the associated network capacity problems faced by wireless network operators.

   The recent increase in demand for wireless services has been driven by an increased number of subscribers, lower prices and expanded availability of existing services. In addition to these factors, the emergence of new mobile Internet-oriented wireless services is expected to contribute to the continued increase in subscriber usage. For example, wireless subscriber usage in the United States is expected to grow at a compound annual growth rate of 20.9% through 2003, according to The Strategis Group. The growth rate in wireless subscriber usage, however, is not necessarily indicative of our growth rate.

   This rapid growth in demand for wireless services and wireless usage has strained the capacity of wireless networks given the fixed amount of radio frequency spectrum allocated to wireless network operators. To address the challenge of increasing capacity while maintaining signal quality, wireless network operators generally have deployed more efficient digital technologies or have built additional cell sites, which contain the transmitting and receiving equipment used by wireless network operators to connect the wireless network to subscribers' mobile phones. However, the high costs and technical difficulties associated with building new cell sites, as well as the inherent capacity limitations of digital technologies, have created the need for a cost-effective solution to manage available spectrum.

   As of June 30, 2000 we had sold a total of 185 SpotLight systems to a variety of customers worldwide. In the second quarter of 2000, we completed the testing of our GSM SpotLight systems in our Redmond, Washington facility, and these systems are currently in field trials with potential customers in China, Taiwan and Australia. The following customers accounted for more that ten percent of our revenues in 1999: ALLTEL Communications Inc., which accounted for 44.8% of our revenues; Grupo Iusacell Celular S.A. de C.V. of Mexico, which accounted for 26.0% of our revenues; and Southwestco Wireless Inc., which accounted for 20.9% of our revenues. For the six months ended June 30, 2000, AirTouch Communications, Inc. and Grupo Iusacell Celular S.A. de C.V. of Mexico accounted for 39.5% and 46.2% of our revenues, respectively.

   We have had a history of significant losses and we expect to continue to generate substantial losses in 2000 and beyond, even if our revenues increase. Our net loss for the six months ended June 30, 2000 was $14.3 million compared to our revenues of $20.7 million for the same period. For the year ended December 31, 1999 our net loss was $42.4 million compared to our revenues of $22.6 million for the same period. Our accumulated deficit was $134.9 million at June 30, 2000. In our limited operating history, we have never achieved profitability.

   On September 21, 2000, we completed the acquisition of privately held Adaptive Telecom, Inc. located in Campbell, California. Adaptive Telecom is a developer of 3G compatible, adaptive embedded smart antenna technology. We believe this acquisition will enable us to accelerate the development and deployment of adaptive array smart antenna systems for 3G wireless networks and reinforces our position in the wireless infrastructure marketplace.

   For the years ended 1998 and 1999, Adaptive Telecom had revenues of $2.7 million and $3.6 million, respectively. Net loss for 1998 was $55,000 and net income was $43,000 for 1999. For the six months ended June 30, 1999 and 2000, revenues were $1.6 million and $508,000, respectively. Net income for the six months ended June 30, 1999 was $82,000 and net loss for the comparable period in 2000 was $1.2 million. At the time of the acquisition, Adaptive Telecom had a total of 18 employees, all primarily engaged in research and development.

  With our recent acquisition of Adaptive Telecom, Inc., we issued 5,361,803 shares of Metawave common stock and stock options for 138,166 shares of Metawave common stock in exchange for all the outstanding capital stock and the assumption of all outstanding options to acquire Adaptive Telecom common stock. This acquisition, valued at $114.3 million, resulted in a charge for in-process research and development of $10.4 million, goodwill and other intangible assets of $86.0 million and deferred stock compensation of $17.4 million. The $10.4 million in-process research and development charge was expensed in the quarter ended September 30, 2000. A total of $103.4 million was recorded on our balance sheet for goodwill, other intangible assets and deferred stock compensation. Goodwill and other intangible assets will be amortized over their respective useful lives of between three to five years. Deferred stock compensation will be amortized over the remaining related vesting periods. We expect to generate significant losses through 2005 as we amortize these expenses.

   We have developed cost-effective smart antenna systems for expanding network capacity while improving or maintaining overall network performance. These systems are our primary product and have accounted for substantially all of our revenues to date. Our SpotLight systems are designed to be compatible with base station equipment for Code Division Multiple Access, or CDMA, and Global System for Mobile Communications, or GSM, technologies, as well as analog technologies. We have not completed any commercial sales of our SpotLight GSM system. Although we are in discussions with several equipment manufacturers, we have not entered into any definitive agreements to sell or license our embedded technology for use in their products. Our SpotLight systems provide solutions to wireless network operators with the following benefits:

   Cost-Effective Capacity Expansion. Our SpotLight systems enable wireless network operators to increase the capacity of their existing networks and therefore reduce the need to build and maintain expensive new cell sites. Our SpotLight 2000 system has improved CDMA capacity in cell sites from 30% to 50%, depending on network configuration. In addition, in a recent field trial, our SpotLight GSM system demonstrated that GSM network capacity can be increased by up to 100% without increasing the number of GSM cell sites. Adding SpotLight systems in selected cell sites can increase overall network capacity.

   Improved Network Performance. Our SpotLight systems allow wireless network operators to increase capacity while maintaining or improving the level of service and signal quality. Our SpotLight 2000 systems efficiently allocate existing network resources to better match subscriber usage. We expect our SpotLight GSM systems to provide better signal reception and reduced interference.

   Compatibility with Standards and Equipment. We design our SpotLight systems to be compatible with most of the widely deployed wireless standards operating at 800 MHz and 900 MHz and related installed base station equipment in order to allow wireless network operators' to continue to use their existing equipment and technology.

   Our objective is to provide stand alone smart antenna systems and embedded solutions to the wireless communications market worldwide. To accomplish this objective we intend to:

  . Continue to focus on delivering solutions that address the capacity constraints of wireless network operators;

  . Expand our presence and penetration of our current CDMA customers by leveraging the performance and service of our existing system deployments;

  . Target additional large multi-system 800 MHz CDMA and 900 MHz GSM wireless network operators around the world that serve substantial concentrations of customers and have the greatest market share in their respective markets; and

  . Use our technology leadership and intellectual property to develop and provide new capacity solutions to the existing and emerging wireless communications markets, including Personal Communications System, or PCS, operating at 1800 MHz and 1900 MHz.

  . Develop relationships with existing and emerging wireless equipment manufacturers to integrate our proprietary technology into their base station equipment.

   Our principal executive offices are located at 10735 Willows Road NE, Redmond, Washington 98052, and our telephone number is (425) 702-5600. We were originally incorporated in the state of Washington in January 1995 and reincorporated in the state of Delaware in July 1995. Our Web site is www.metawave.com. The information on this Web site does not constitute part of this prospectus.

                                  The Offering

   Common stock offered by Selling
    Stockholders.............................. 5,361,803 shares


   Shares outstanding after the offering...... 43,201,368 shares


   Use of proceeds............................ We will not receive any proceeds from this offering.
                                               All proceeds will be received
                                               by the selling stockholders.


   Nasdaq National Market symbol.............. MTWV

   The information in this prospectus is based on the number of shares outstanding at June 30, 2000. However, the number of shares in the table above includes the 5,361,803 shares issued in connection with our acquisition of Adaptive Telecom on September 21, 2000 and 13,648 shares issued from options exercised between June 30, 2000 and September 30, 2000 and excludes outstanding or available options and outstanding warrants to purchase an aggregate of 5,527,467 shares. See "Capitalization. "

   We have agreed to maintain the effectiveness of this registration statement until February 28, 2001, taking into account any periods of delay permitted. No sales may be made pursuant to this prospectus after that time unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholder may only make sales pursuant to this prospectus once it has been declared effective and during the following periods: (i) October 27, 2000 through and including November 30, 2000 and (ii) January 26, 2001 through and including February 28, 2001.

                      Summary Consolidated Financial Data

   The summary consolidated financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998, and 1999 are derived from audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet as of June 30, 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

   The unaudited pro forma information reflects our recent acquisition of Adaptive Telecom, Inc. and has been derived from our unaudited pro forma combined consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma combined consolidated statement of operations data is derived from our statement of operations data for the twelve months ended December 31, 1999 and for the six months ended June 30, 2000 combined with the statement of operations data of Adaptive Telecom for the same period, giving effect to the acquisition as if it occurred on January 1, 1999. The unaudited pro forma combined consolidated balance sheet data presents our balance sheet data as of June 30, 2000 combined with the balance sheet data of Adaptive Telecom as of June 30, 2000, giving effect to the acquisition as if it had occurred on June 30, 2000. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company. Pro forma basic and diluted net loss earnings per share reflects the pro forma effect of convertible and redeemable preferred stock as if such shares were converted to common stock at the time of issuance.

                                                       Six Months Ended
                          Year Ended December 31,          June 30,         Year Ended  Six Months
                         ----------------------------  ------------------  December 31, Ended June
                           1997      1998      1999      1999      2000        1999      30, 2000
                         --------  --------  --------  --------  --------  ------------ ----------
                                                          (unaudited)            (Pro Forma)
                                                                                 (unaudited)
                                        (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Revenues................ $  1,450  $ 15,991  $ 22,596  $  8,387  $ 20,694    $ 26,146    $ 21,202
Gross profit (loss).....     (278)   (2,037)      360      (532)    5,501       1,315       5,619
Total operating
 expenses...............   22,228    35,728    39,599    19,393    20,508      73,161      32,307
Loss from operations....  (22,506)  (37,765)  (39,239)  (19,925)  (15,007)    (71,846)    (26,688)
Other income (expense),
 net....................      402    (6,563)   (3,174)   (3,722)      726      (3,066)        760
                         --------  --------  --------  --------  --------    --------    --------
Net loss................ $(22,104) $(44,328) $(42,413) $(23,647) $(14,281)   $(74,912)   $(25,928)
Basic and diluted net
 loss per share......... $ (12.18) $ (21.88) $ (18.98) $ (10.88) $  (0.99)   $ (10.61)   $  (1.33)
Shares used in
 computation of basic
 and diluted net loss
 per share..............    1,815     2,026     2,235     2,173    14,378       7,060      19,537
Pro forma basic and
 diluted net loss per
 share..................                     $  (1.77)           $  (0.43)   $  (2.61)   $  (0.68)
Shares used in
 computation of pro
 forma net loss per
 share..................                       23,931              33,129      28,756      38,288

                                                              June 30, 2000
                                                           --------------------
                                                            Actual    Pro Forma
                                                           ---------  ---------
                                                               (unaudited)
                                                             (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents................................. $  61,356  $  61,935
Working capital...........................................    68,993     66,704
Total assets..............................................    89,088    176,080
Long-term obligations, net of current portion.............     2,690      2,690
Common stock..............................................   209,541    321,349
Accumulated deficit.......................................  (134,921)  (145,321)
Stockholders' equity......................................    72,380    156,438

                                  RISK FACTORS

   You should carefully consider the risks described below, as well as other information contained in this prospectus, before making a decision to buy our common stock.

                         Risks Related to Our Business

We have a limited operating history which makes it difficult for you to evaluate our business and your investment.

   We were incorporated in 1995 and were in the development stage until late 1997, when we commenced shipment for commercial sale of our first SpotLight smart antenna system. We therefore have a limited operating history upon which an investor may evaluate our operations and future prospects. The revenue and profit potential of our business is unproven and our limited operating history makes our future operating results difficult to predict because the market for smart antenna systems is so new and wireless technologies change so rapidly. Because our smart antenna systems were introduced relatively recently, we are unable to predict with any degree of certainty whether our smart antenna systems will achieve widespread market acceptance. In view of our limited operating history, an investment in our common stock must be considered in light of the risks and uncertainties that may be encountered by early stage companies in the wireless communications equipment market. In addition, period-to-period comparisons of operating results may not be meaningful and operating results from prior periods may not be indicative of future performance.

We have incurred net losses and negative cash flow for our entire history, we expect to incur future net losses and we may never achieve profitability.

   We have never achieved profitability and as of June 30, 2000, we had an accumulated net deficit of $134.9 million. We intend to continue to make significant investments in our operations, particularly to support product development, to increase manufacturing capacity and to market new smart antenna systems. Accordingly, we expect to continue to generate substantial losses in 2000 and beyond, even if revenues increase. To achieve profitability, we must, among other things:

  . successfully scale our current operations;

  . introduce new smart antenna systems;

  . implement and execute our business and marketing strategies;

  . develop and enhance our brand;

  . adapt to changes in the marketplace;

  . respond to competitive developments in the wireless communications industry;

  . continue to attract, integrate, retain and motivate qualified personnel;
    and

  . successfully integrate Adaptive Telecom's operations into our own.

We might not be successful in achieving any or all of these objectives. Failure to achieve any or all of these objectives could materially and adversely affect our business, operating results and financial position causing our stock price to decline. We cannot be certain that we can achieve sufficient revenues to achieve profitability, or if we do, that we could remain profitable.

We expect our quarterly revenues and operating results to fluctuate and these fluctuations may cause the price of our stock to decline.

   We base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, any delay in generating or recognizing revenues could cause our operating results to fall below the expectations of securities analysts and investors, which would likely cause our stock price to decline. Factors that may cause our quarterly results to fluctuate include:

  . gain or loss by us of significant customers;

  . our ability to increase sales to our existing customers;

  . delays in customer orders;

  . delays in installing our smart antenna systems;

  . our ability to reduce manufacturing costs of our smart antenna systems;

  . our ability to introduce new smart antenna systems;

  . market acceptance of any new smart antenna systems;

  . introduction and enhancement of competitive or substitute products by our competitors;

  . limitations in our manufacturing capacity; and

  . delays or changes in regulatory environments.

We depend on a limited number of wireless network operators for substantially all of our revenues, so the loss of a customer or a delay in an order from a customer could impair our operating results.

   We depend on a limited number of wireless network operators for substantially all of our revenues, so the loss of a customer or a delay in an order from a customer could impair our operating results. Due to the highly concentrated nature of the wireless industry and industry consolidation, we believe that the number of potential customers for future systems will be limited. Six customers have accounted for substantially all of our system sales to date. The U.S. wireless operations of three of our customers, Vodaphone-AirTouch, Bell Atlantic and GTE combined their wireless business operations into an entity named Verizon Wireless in the second quarter of 2000. Bell Atlantic owns 47.2% of Grupo Iusacell Celular S.A. de C.V. of Mexico. Effective April 1, 2000, ALLTEL acquired Southwestco Wireless, d.b.a. CellularOne, properties located in Arizona and New Mexico. Failure by us to capture a significant percentage of the wireless network operators as customers could cause our operating results to be significantly less than anticipated and lead to a decline in our stock price. Moreover, due to this customer concentration, any loss or reduced demand from a particular customer could cause our sales to fall significantly.

Because our contracts with new customers are subject to satisfying performance criteria, the timing of purchases is difficult to predict and as a result our revenue is unpredictable.

   We believe that the purchase of our SpotLight systems is typically a strategic decision that requires approval at senior levels of customers' organizations, significant technical evaluation and a substantial commitment of customers' personnel, financial and other resources. Our contracts with new customers typically contain conditional acceptance provisions for the initial system sales and we delay recognition of revenue until all conditions are satisfied, which causes our sales cycle to last up to 18 months and to vary substantially from customer to customer. This variability makes predicting our revenues difficult. Typically, performance of our systems must be accepted in an initial cell site or cluster of cell sites in a field trial prior to completing any additional sales to a particular wireless network operator. This makes the sales process associated with the purchase of our systems complex, lengthy and subject to a number of significant risks. We may incur substantial expenses and expend significant management and personnel resources in the process of a field trial. If we do not satisfy conditions in these contracts or if satisfaction of these conditions were delayed for any reason, revenues in any particular period could fall significantly below our expectations.

Any delay in customer acceptance or shipment could delay our recognition of revenues which could cause our stock price to decline.

   Delays in shipment or customer acceptance of our antenna systems can happen for a variety of reasons, including:

  . an unanticipated shipment rescheduling;

  . cancellation or deferral by a customer;

  . competitive or economic factors;

  . unexpected manufacturing, installation or other difficulties;

  . unavailability or delays in deliveries of components, subassemblies or services by suppliers; or

  . the failure to receive an anticipated order.

Our customers are typically large organizations and make equipment purchases on their own schedules. We have no influence on their internal budgetary decisions. Additionally, since orders must ordinarily be shipped within 90 days of receipt of a purchase order, our inability to ship orders on a timely basis because of our limited capacity could damage relationships with customers and result in cancellation of orders or lost orders. Any delay in system shipment could cause revenues and operating results in a particular period to fall below our expectations as well as below the expectations of public market analysts or investors. If this occurs, the trading price of our common stock would likely decline.

Our future revenues depend on the sale of our SpotLight systems and embedded solutions and if our SpotLight systems and embedded solutions fail to achieve market acceptance of our SpotLight systems, our revenues will fail to meet expectations.

   Our future success depends upon the degree to which our smart antenna systems and embedded solutions are accepted. We believe that substantially all of our revenues in the foreseeable future will be derived from sales of our SpotLight systems. If our SpotLight systems fail to achieve broad market acceptance among our customers and potential customers, our revenues could fall below our and analysts' expectations which could cause our stock price to decline. In light of the relatively recent introduction of our SpotLight systems, in particular our SpotLight GSM system which is currently in field trials in China, Taiwan and Australia, and the rapidly evolving nature of the wireless communications industry, we cannot predict with any degree of assurance whether our current or future smart antenna systems will achieve broad market acceptance. We have not yet completed any commercial sales of our SpotLight GSM system. We must demonstrate that our systems and embedded solutions provide a cost-effective spectrum management solution that expands wireless network operators' capacity within each operator's unique network configuration and specifications. If our smart antenna systems do not achieve widespread acceptance with wireless network operators, we will be unable to increase our revenues as expected.

We may not be able to secure any agreements with manufacturers to integrate our technology in their base station products.

   We intend to develop partnerships with existing and emerging wireless equipment manufacturers to integrate our technology in their next generation base station equipment. Although we are currently in discussions with several equipment manufacturers, we have not signed any definitive agreements to sell or license our embedded technology for use in their products and we have only completed one field trial of our embedded smart antenna solutions. Failure of our embedded smart antenna solutions either to successfully integrate with next generation base station equipment or to significantly enhance wireless voice and data capacity could significantly reduce demand for these solutions. Given the rapidly evolving nature of the wireless communications industry, we cannot predict whether our embedded smart antenna solutions will achieve broad market acceptance. Our future growth is dependent in part upon the acceptance and success of our embedded smart antenna solutions. If our embedded smart antenna solutions do not achieve widespread acceptance with wireless network operators, our prospects for future growth will be adversely affected.

Our smart antenna systems are complex and may have errors or defects that are detected only after deployments in complex networks, which may lead to loss of customers and revenues and increased costs.

   Our smart antenna systems are highly complex and are designed to be deployed in complex networks. Although our systems are tested during manufacturing and prior to deployment, they can only be fully tested when deployed in networks. Consequently, our customers may discover errors after the systems have been fully deployed. If we are unable to fix errors or other problems that may be identified in full deployment, we could experience:

  . costs associated with the remediation of any problems;

  . loss of or delay in revenues;

  . loss of customers;

  . failure to achieve market acceptance and loss of market share;

  . diversion of deployment resources;

  . increased service and warranty costs;

  . legal actions by our customers; and

  . increased insurance costs.

Our limited experience in installing our systems may result in excessive costs and delays which could cause us to lose customers.

   Because we are one of the first companies to sell and deploy smart antenna systems, there is little, if any, established field service expertise for the installation of smart antenna systems in general or for the SpotLight systems in particular. It is difficult to attract and maintain qualified field service personnel and to train them to install our SpotLight systems. Failure to have adequate numbers of trained field service personnel would adversely affect our ability to competently install our systems on a timely basis, which may adversely affect our customers and their business. In addition to our own personnel, we have used and will continue to use subcontractors for some installation and field service tasks. We may not be able to find sufficient subcontractors with adequate experience and expertise and we may not be able to retain their services on acceptable terms, if at all. In addition, we will be providing expanded project management services to customers in the future, such as the coordination of site preparation and antenna installation subcontractors, which we have not previously provided before. We may not be able to provide these expanded services in a timely and efficient manner, thereby leading to delays in acceptance of such services by customers and recognition of the revenue associated with such services by us.

If we are unable to reduce our installation and optimization costs, we may not be able to achieve profitability.

   We charge a fixed fee to install and optimize our SpotLight systems. To date, our costs to install and optimize our systems have significantly exceeded the revenues associated with this work. Our smart antenna systems must be installed, integrated and optimized with existing equipment installed in our customers' cell sites. This process can be lengthy, causing delays in a customer's commercial deployment of our systems. These delays may be the result of factors outside of our control, including:

  . zoning restrictions on installing additional equipment in a cell site;

  . difficulties associated with the topography of the intended coverage area of a cell site, such as the presence of water or hillsides;

  . inability to easily access cell sites; and

  . lack of experienced field service crews, particularly for international deployments.

Failure to perform these field service tasks at a profit would adversely affect our overall profitability. Additionally, our inability to correct field service problems, whether or not in our control, may also harm our reputation and competitive position in the industry.

We have limited manufacturing experience and facilities which may affect our ability to expand our business.

   Our manufacturing operations consist primarily of supplier and commodity management and assembling finished goods from components and subassemblies purchased from outside suppliers. We configure each SpotLight system to be compatible with customer equipment, and our ability to achieve manufacturing efficiencies by assembling systems before orders are received, therefore, is limited. We intend to expand our manufacturing capacity, but due to our limited experience with large scale operations, we may not be able to develop internally the management structure or facilities needed to increase this capacity.

   Our current manufacturing facilities consist of a single facility in Redmond, Washington. If our facilities or the facilities of our suppliers were incapable of operating, even temporarily, or were unable to operate at or near full capacity for any extended period, we would be unable to meet customers' delivery expectations. In connection with our capacity expansion, we intend to manufacture our SpotLight GSM systems in Taipei, Taiwan and may seek to develop one or more additional manufacturing facilities. The addition of any facility will likely increase the complexity of our operations and the risk of inefficient management of our manufacturing operations. Our manufacturing facilities are vulnerable to damage or interruption from earthquakes and other natural disasters, power loss, sabotage, intentional acts of vandalism and similar events. We do not have a formal disaster recovery plan, and we may not carry sufficient business interruption insurance to compensate us for losses that could occur.

Our inability to adequately subcontract our excess manufacturing needs may cause delays in shipment of our systems and lost revenues.

   We intend, in certain instances, to subcontract additional assembly processes. If we are not able to successfully identify subcontractors with adequate experience or fail to control the quality of systems produced by these subcontractors, it may harm our reputation or cause our customers to decrease spending on our systems. Additionally, we may not be able to contract with third parties for additional manufacturing capacity on acceptable terms, which may cause us to delay shipments of systems and consequently lose revenue.

Our reliance on a limited number of suppliers for our smart antenna systems could impair our ability to manufacture and deliver our systems on a timely basis.

   Some parts and components used in our smart antenna systems are presently available only from sole sources including linear power amplifiers supplied by Powerwave Technologies, Inc. and integrated duplexer low-noise amplifiers supplied by Filtronics Comtek, Ltd. Some other parts and components used in our systems are available from a limited number of sources. Our reliance on these sole or limited source suppliers involves certain risks and uncertainties, including the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could materially impair our ability to manufacture and deliver our systems on a timely basis and result in the cancellation of orders, which could significantly harm our business and operating results.

The long lead time of some of our components could impair our ability to timely deliver our systems if we do not accurately predict future demand or maintain an inventory.

   The purchase of some key components involves long lead times and, in the event of unanticipated increases in demand for our smart antenna systems, we may be unable to obtain such components in sufficient quantities to meet our customers' requirements. We do not have guaranteed supply arrangements with any of these suppliers, do not maintain an extensive inventory of parts or components and customarily purchase sole or limited source parts and components pursuant to purchase orders. Business disruptions, quality issues, production shortfalls or financial difficulties of a sole or limited source supplier could materially and adversely affect us by increasing product costs, or eliminating or delaying the availability of such parts or components. In such event, our inability to develop alternative sources of supply quickly and on a cost-effective basis could materially impair our ability to manufacture and deliver our systems on a timely basis and could significantly affect our revenues.

Our success is dependent on continuing to hire and retain qualified personnel, and if we are not successful in attracting and retaining these personnel, we may not be able to operate our business.

   The success of our business depends upon the continued contributions of each of our key technical and senior management personnel each of whom would be difficult to replace. We have not entered into employment agreements with any of our employees other than severance arrangements with Robert H. Hunsberger, Douglas O. Reudink, Richard P. Henderson, Victor K. Liang and Stuart W. Fuhlendorf and employment arrangements with Albert Jordan and Shimon Scherzer as part of our acquisition of Adaptive Telecom. Except for Dr. Reudink, Mr. Jordan and Mr. Scherzer, we have not entered into any non-competition agreements with any of our employees. In addition, we anticipate that we will need additional management personnel, if we are to be successful in increasing production capacity and the scale of our operations as well as operating as a public company.

   To effectively manage our recent growth as well as any future growth, we will need to attract and retain qualified engineering, financial, manufacturing, quality assurance, sales, marketing and customer support personnel. Competition for such personnel, particularly qualified engineers, is intense in our markets. We have experienced difficulties in recruiting sufficient numbers of qualified engineers in the past and we expect to continue to experience difficulties in the future. There may be only a limited number of persons with the requisite skills to serve in these positions, particularly in the markets where we are located, and it may be increasingly difficult for us to hire such personnel over time. As our product development efforts relate to wireless standards that are widely deployed in foreign countries, such as GSM, we may be required to recruit foreign engineers who have expertise in such standards. Current U.S. immigration laws restrict our ability to hire foreign employees, which could impair our product development efforts. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could limit our ability to expand and become profitable.

Our management resources may become strained due to the rapid expansion of our operations.

   The growth of our operations has placed, and is expected to continue to place, a significant strain on our financial and management resources as well as our system design, manufacturing, sales and customer support capabilities. From January 1, 1997 to June 30, 2000, we expanded from 107 to 295 employees. With the acquisition of Adaptive Telecom in September 2000, we have added 18 employees. Most of our executive officers have no prior experience as executive officers of publicly traded companies. Our new employees include a number of key managerial, technical and operations personnel who have not yet been fully integrated into our operations and we expect to add additional key personnel in the near future. We have offices in Redmond, Washington, Allen, Texas, and Campbell, California, and overseas locations, including Taipei, Taiwan, Shanghai, China and Sao Paulo, Brazil. As we expand our operations to multiple domestic and international locations, management of our operations has become and will continue to become increasingly complex, difficult and expensive. In order to manage growth effectively and increase or maintain profitability, we must implement and improve our operational, financial and management information systems, procedures and controls on a timely basis.

Because we need to expand manufacturing capacity and sales, we require substantial working capital which we may not be able to acquire.

   We require substantial working capital to fund our business. Our future capital requirements will depend upon many factors, including the success or failure of our efforts to expand our production, sales and marketing efforts, the status of competitive products, and the requirements of our efforts to develop new smart antenna systems and system enhancements. We believe that current capital resources are adequate to fund our operations until at least October 31, 2001. Thereafter, we may be required to raise additional capital to maintain growth or expand capacity which may not be available to us on acceptable terms, if at all. We maintain a line of credit with Imperial Bank with customary commercial rates and restrictions, which we have recently renewed and increased. Any inability to obtain needed financing by us could constrain our ability to meet current obligations or continue growing.

Our substantial sales of our SpotLight systems in international markets subject us to various risks and costs which may harm our business.

   We anticipate that international sales of our SpotLight systems in Asia, Latin America and other international markets will continue to account for a significant portion of our revenues for the foreseeable future. Risks and associated costs inherent in our international business activities include:

  . difficulties obtaining foreign regulatory approval for our smart antenna systems;

  . unexpected changes in regulatory requirements relating to the telecommunications industry;

  . greater difficulties collecting delinquent or unpaid accounts;

  . lack of suitable export financing for our SpotLight systems;

  . dependence upon independent sales representatives and other indirect channels of distribution of our SpotLight systems;

  . political and economic instability in the regions where we sell our SpotLight systems;

  . enforceability of contracts with foreign customers and distributors governed by foreign laws; and

  . lack of experienced technical personnel familiar with our products in foreign markets.

As more of our international sales are derived from sales in Asia, an increasing portion of our revenues could be subject to the economic and political risks associated with that region.

   We expect to begin to derive revenues from the sale of our SpotLight GSM systems in 2000 in Asia in general and the greater China market in particular. Changes in political or economic conditions in the region could adversely affect our operations, in particular any deterioration of political relations between the United States and the People's Republic of China or the People's Republic of China and Taiwan could negatively affect our business. If economic growth rates decline in Asia in general or the greater China market in particular, expenditures for telecommunications equipment and infrastructure improvements could decrease, which would negatively affect our business and our operating results.

Our acquisition of Adaptive Telecom could adversely affect combined financial results.

   If the benefits of the merger of Adaptive Telecom into our company do not exceed the costs associated with the merger, including any dilution to our stockholders resulting from the issuance of shares in connection with the merger, our financial results, including earnings per share, could be adversely affected. In addition, we have recorded goodwill and intangible assets of approximately $86.0 million in connection with the merger, which will be amortized over a period of between three to five years and we have recorded deferred stock compensation of approximately $17.4 million in connection with the merger which will be amortized over the remaining vesting periods of related stock options and restricted stock of up to four years.

The market price of our common stock may decline as a result of the merger of Adaptive Telecom into our company.

   The market price of our common stock may decline as a result of the merger if:

  . the integration of our company and Adaptive Telecom is unsuccessful;

  . we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or investors; or

  . the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts or investors.

  The market price of our common stock could also decline as a result of factors related to the merger which may currently be unforeseen. A decline in the market price of our common stock could materially and adversely affect our operating results.

We may engage in future acquisitions that dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

   We may make additional acquisitions of businesses, products or technologies in the future. No assurance can be given as to our ability to successfully integrate additional businesses, products, technologies or personnel that might have been acquired or may be acquired in the future, and our failure to do so could significantly affect our business and operating results. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow as quickly as possible or obtain access to technology that may be important to the development of our business.

Our limited ability to protect our intellectual property may affect our ability to compete and we could lose customers.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property or technology. In the foreign markets in which we are active, such as Asia, intellectual property laws and their enforcement are weaker than in the United States. If our methods of protecting our intellectual property are not adequate, our competitors may misappropriate our technology and we could lose customers to these competitors. In addition, third parties may develop alternative wireless communication technologies or products that do not infringe on any of our patents or intellectual property. Moreover, competing dissimilar technologies, such as those using wireline communication or using new or different protocols, may be deployed which would cause us to lose customers.

Claims that we infringe third party intellectual property rights or changes in wireless standards and protocols could result in significant expense and restrictions on our ability to sell our systems in particular markets.

   From time to time, third parties have asserted patents, copyrights and other intellectual property rights with regard to wireless and other technologies that are important to our ability to develop smart antenna systems. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the spectrum management market grows and the functionality of products overlaps. Compliance with technology protocols established by various standards bodies may require configuration or operation of our products in a manner which would infringe third party patents or other intellectual property. Standards may be adopted which require the use of antenna configurations which could require licensing of third party patents or other intellectual property. In addition, in order to implement our embedded solutions into third party equipment, we may be required to license third party patents. Any of this could result in costly litigation or require us to obtain a license to intellectual property rights of third parties. See "Business--Intellectual Property" for more information regarding risks relating to protecting our intellectual property rights and risks relating to claims of infringement of other intellectual property rights.

Our systems and the business of our customers are subject to significant government regulation which may cause uncertainty in the compliance of our systems and delay in the purchase of our systems.

   Many of our smart antenna systems are required to comply with numerous domestic and international government regulations and standards, which vary by market. As standards for products continue to evolve, we will need to modify our systems or develop and support new versions of our systems to meet emerging industry standards, comply with government regulations and satisfy the requirements necessary to obtain approvals. Compliance with government regulations and industry standards can each be a lengthy process, taking from several months to longer than a year. It may be difficult for us to obtain additional necessary regulatory approvals or comply with new industry standards in a timely manner, if at all. Our inability to obtain regulatory approval and meet established standards in a timely manner could delay or prevent entrance into or force our departure from markets, which would harm our sales. In addition, compliance with U.S. export control regulations may delay or prevent the export of our products, data and technology to foreign customers, distributors and wireless equipment partners, particularly in China.

   In addition, our customers' operations are subject to extensive government regulations. To the extent that our customers are delayed in deploying their wireless systems as a result of existing or new standards or regulations, we could experience delays in orders. Any delay could contribute to fluctuations in our results of operations. See "Business--Government Regulation" for more information regarding the governmental control and approval of our business.

                     Risks Related to the Wireless Industry

We depend on the capital spending patterns of wireless network operators, and if their capital spending is decreased or delayed it may result in lower than expected revenues.

   Since we rely on wireless network operators to purchase our smart antenna systems, any substantial decrease or delay in capital spending patterns in the industry would negatively affect our revenues which could cause our stock price to decline. The demand for our smart antenna systems depends to a significant degree upon the magnitude and timing of capital spending by these operators for constructing, rebuilding or upgrading their systems. The capital spending patterns of wireless network operators depends on a variety of factors outside our control, including access to financing, the status of federal, local and foreign government regulation and deregulation, changing standards for wireless technology, overall demand for analog and digital wireless services, competitive pressures and general economic conditions. In addition, capital spending patterns in the wireless industry can be subject to some degree of seasonality, with lower levels of spending in the first calendar quarter, based on annual budget cycles.

We must reduce our costs and introduce new systems in order to achieve and maintain profitability.

   We anticipate that average selling prices for our smart antenna systems will need to decrease in the future in response to competitive pricing pressures and new product introductions by competitors. To achieve profitability we will need to reduce our manufacturing costs. If the price of base station equipment continues to decrease, the addition of new cell sites may be viewed as a more cost-effective alternative for wireless network operators seeking increased capacity. In order to compete, we must lower average selling prices. To lower average selling prices without adversely affecting gross profits, we will have to reduce the manufacturing costs of our smart antenna systems through engineering improvements and economies of scale in production and purchasing. We may not be able to achieve cost savings at a rate needed to keep pace with competitive pricing pressures. If we are unable to reduce costs sufficiently to offset the expected declining average selling prices, we may not achieve profitability. Further, if we cannot provide our distribution partners with sufficient financial incentive to distribute our systems without adversely affecting our profitability, our distribution strategy would be harmed which could result in the loss of current and potential customers.

If we do not respond quickly to changing customer needs and product introductions by our competition, our sales will decline and our products may become obsolete.

   The market for our current smart antenna systems and planned future systems and embedded solutions is subject to rapid technological change, frequent new system introductions and enhancements, product obsolescence, changes in customer requirements and evolving industry standards. To be competitive, we must successfully develop, introduce and sell new smart antenna systems or system enhancements and embedded solutions that respond to changing customer requirements on a timely and cost-effective basis.

   Our future success will depend on our ability to develop new smart antenna systems and system enhancements designed to:

  . operate with different digital technologies and in some cases across other principal manufacturers' base stations;

  . achieve market acceptance of our present and future smart antenna systems and embedded solutions; and

  . keep pace with the development and introduction of competitive products by competitors.

  We have in the past experienced and may in the future experience delays in development and introduction of smart antenna systems and system enhancements. We may be required to obtain licenses to intellectual property rights held by third parties to develop new smart antenna systems, system enhancements and embedded solutions or to comply with evolving industry standards and there can be no assurance that such licenses will be available on acceptable terms, if at all. If we fail to timely and cost-effectively develop new smart antenna systems, system enhancements and embedded solutions that respond to new technologies and customer needs, the demand for our smart antenna systems may fall and we could lose revenues.

If we fail to obtain cooperation from base station manufacturers, our smart antenna systems may no longer be compatible with customers' equipment and we may not be able to sell our smart antenna systems.

   Our product strategy for our smart antenna systems relies on ensuring the compatibility of our systems with base stations sold by wireless equipment manufacturers. The commercial success and technical design of our embedded solutions is dependent upon cooperation with base station manufacturers. If base station manufacturers change or modify their equipment so that our smart antenna systems or embedded solutions are no longer compatible, we would need to redesign our systems and solutions to meet any changed technology or modified equipment. This may involve substantial costs and potentially a prolonged development stage for new systems and solutions. Consequently, we may need to rely on the cooperation of customers or base station manufacturers to ensure that our smart antenna systems and embedded solutions remain compatible if base station equipment is modified. As our systems and solutions are designed to reduce the need to purchase incremental base stations for capacity expansion of wireless networks, obtaining cooperation from base station manufacturers may prove difficult. If we are unable to obtain this cooperation and as a result cannot make our systems and solutions compatible with base station equipment, we may not be able to sell our smart antenna systems and embedded solutions.

Intense competition in the wireless infrastructure equipment market may lead to reduced prices, revenues and market share causing the price of our stock to decline.

   The market for spectrum management solutions is relatively new but we expect it to become increasingly competitive. This market is part of the broader market for wireless infrastructure equipment which is dominated by a number of large companies including Lucent, Motorola, Ericsson, Nortel, Nokia, Siemens, Alcatel and others. Our smart antenna systems compete with other solutions to expand network capacity. These alternative solutions include other smart antenna systems, adding base stations for capacity, deploying efficient digital technologies and various enhancements to digital technologies. We believe that the principal competitive factor is the cost-effective delivery of increased capacity to wireless network operators. If our systems are not the most cost-effective solution, our ability to attract and retain customers would be harmed. We believe that base station manufacturers, which provide wireless network capacity through sales of additional base stations or the development of competitive technologies, represent the most significant competitive threat to us. For more information on the competitive risks facing us, please see "Business--Competition."

The failure of the wireless communications services industry to grow at the rates currently anticipated would seriously harm our business, results of operation and financial condition.

   Our future operating results will depend upon the continued growth and increased availability and acceptance of wireless communications services. There can be no assurance that the volume and variety of wireless services or the markets for and acceptance of such services will grow, or that any such growth will create a demand for our systems. If the wireless communications market fails to grow, or grows more slowly than anticipated, our sales will be lower than expected, which would seriously harm our business.

   The wireless communications industry has developed different technologies and standards based on the type of service provided and geographical region. There is uncertainty as to whether all existing wireless technologies will continue to achieve market acceptance in the future. If a digital technology for which we develop a smart antenna system is not widely adopted, the potential size of the market for this system would be limited, and we may not recover the cost of development. Further, we may not be able to redirect our development efforts toward those digital wireless technologies that do sustain market acceptance in a timely manner, which would impede our ability to achieve or sustain profitability once achieved.

The market for mobile delivery of Internet-based services may not materialize which would be detrimental to our future prospects.

   We anticipate that significant wireless capacity demand will result from the proliferation of mobile delivery of Internet-based services. Data services often put more strain on wireless network capacity than voice creating greater constraints on the limited capacity of wireless network operators. If the market for mobile delivery of Internet-based services does not expand at projected rates, our business may suffer.

                         Risks Related to this Offering

Our existing stockholders have significant control of our management and affairs, which they could exercise against your best interests.

   Following the completion of this offering, our officers and directors, together with entities that may be deemed affiliates of or related to such persons or entities, will beneficially own approximately 40.8% of our outstanding common stock. As a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of Metawave and might affect the market price of our common stock.

The common stock sold in this offering will increase the supply of our common stock on the public market, which may cause our stock price to decline.

   The sale into the public market of the common stock to be sold in this offering could materially adversely affect the market price of our common stock. Once the registration statement of which this prospectus forms a part is declared effective, approximately 85% of the shares of common stock offered hereby will be eligible for immediate resale into the public market. The presence of these additional shares of common stock in the public market may depress our stock price.

Following this offering, a substantial number of our shares of common stock will become available for sale in the public market, which could cause the market price of our stock to decline.

   If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market in the future, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price acceptable to us. We will have 43,201,368 outstanding shares of common stock based upon shares outstanding as of September 30, 2000. Of these shares, the 4,575,467 shares sold in this offering will be freely transferable without restriction under the Securities Act, unless held by "affiliates" of Metawave as that term is used in the Securities Act and the regulations promulgated thereunder. As of September 30, 2000, 845,232 shares are not eligible for sale pursuant to Rule 144.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of the wireless communications industry. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We will not receive any portion of the proceeds from the sale of the 5,361,803 shares of Common Stock being offered by the selling stockholders.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol MTWV. The last reported sale price of our common stock on the Nasdaq National Market on October 27, 2000 was $9.88. The following table sets forth the range of high and low closing sale prices, as reported on the Nasdaq National Market, for each quarter since our initial public offering on April 27, 2000. At September 30, 2000, we had 234 holders of record of our common stock and 43,201,368 shares outstanding.

                                                                   Price Range
                                                                    of Common
                                                                      Stock
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
   Second Quarter (commencing on April 27, 2000)................. $34.19 $10.31
   Third Quarter................................................. $30.00 $18.31

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our capital stock or other securities. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future. The terms of our credit agreement with Imperial Bank restrict our ability to pay dividends and in the future the terms of other credit agreements may impose restrictions or limitations on the payment of dividends.

                                 CAPITALIZATION

   The actual column in the following table sets forth our actual capitalization as of June 30, 2000.

   The pro forma column in the following table gives effect to the acquisition of Adaptive Telecom Inc. including:

  . the issuance of 5,361,803 shares of our common stock to the selling stockholders of Adaptive Telecom. This includes 786,336 shares of restricted stock issued to employees, subject to vesting requirements that may be repurchased by Metawave upon termination at a weighted average price of $0.11 per share;

  . the recognition of $17,350,000 of deferred stock compensation resulting from the issuance of the restricted stock referred to above and the issuance of stock options for 138,166 shares of Metawave common stock in exchange for Adaptive Telecom stock options;

  . the recognition of a $10,400,000 charge for in process research and development resulting from the purchase price allocation, as if the acquisition had occurred on June 30, 2000.

                                                             June 30, 2000
                                                          --------------------
                                                           Actual    Pro Forma
                                                          ---------  ---------
                                                            (in thousands)
Long-term obligations, less current portion.............. $   2,690  $   2,690
Stockholders' equity:
  Preferred stock, actual--10,000,000 shares authorized,
   none issued and outstanding...........................       --         --
  Common stock, actual--150,000,000 shares authorized,
   37,824,959 shares issued and outstanding; pro forma
   43,186,762 shares issued and outstanding..............   209,541    321,349
Deferred stock compensation..............................    (2,181)   (19,531)
Accumulated other comprehensive income...................       (59)       (59)
Accumulated deficit......................................  (134,921)  (145,321)
                                                          ---------  ---------
  Total stockholders' equity.............................    72,380    156,438
                                                          ---------  ---------
  Total capitalization................................... $  75,070  $ 159,128
                                                          =========  =========

   The information in the table excludes as of June 30, 2000:

  . 4,529,160 shares issuable upon exercise of outstanding options at a weighted average exercise price of $8.33 per share;

  . 107,498 shares issuable upon exercise of an outstanding common stock warrant at an exercise price of $5.48 per share; and

  . an aggregate of 890,809 shares available for future issuance of stock options under our stock plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and notes to our consolidated financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999, are derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from inception to December 31, 1995 and for the year ended December 31, 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the six-month periods ended June 30, 1999 and 2000, and the consolidated balance sheet data at June 30, 2000, are derived from unaudited interim financial statements that have been prepared on a basis consistent with our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial positions and results of operations at those dates. The results for the six months ended June 30, 2000 are not indicative of the results that may be expected for the entire year. See notes 1 and 9 of Notes to Consolidated Financial Statements for an explanation of the number of shares used to compute shares used in calculation of basic and diluted net loss per share. Pro forma basic and diluted net loss per share reflects the pro forma effect of convertible and redeemable preferred stock as if such shares were converted to common stock at the time of issuance.

                           Period from
                         January 19, 1995                                         Six Months Ended
                          (inception) to        Year ended December 31,               June 30,
                           December 31,   --------------------------------------  ------------------
                               1995         1996      1997      1998      1999      1999      2000
                         ---------------- --------  --------  --------  --------  --------  --------
                                            (in thousands, except per share
                                                         data)                       (unaudited)
Consolidated Statement
 of Operations Data:
Revenues................     $   --       $  1,291  $  1,450  $ 15,991  $ 22,596  $  8,387  $ 20,694
Cost of revenues........         --          1,097     1,728    18,028    22,236     8,919    15,193
                             -------      --------  --------  --------  --------  --------  --------
Gross profit (loss).....         --            194      (278)   (2,037)      360      (532)    5,501
Operating expenses:
Research and
 development............         883         7,186    13,083    18,495    22,787    11,043    12,687
Sales and marketing.....          84         1,704     5,383    11,346    11,080     5,416     4,876
General and
 administrative.........         168         2,434     3,762     5,887     5,732     2,934     2,945
                             -------      --------  --------  --------  --------  --------  --------
Total operating
 expenses...............       1,135        11,324    22,228    35,728    39,599    19,393    20,508
                             -------      --------  --------  --------  --------  --------  --------
Loss from operations....      (1,135)      (11,130)  (22,506)  (37,765)  (39,239)  (19,925)  (15,007)
Other income (expense),
 net....................         135           335       402    (6,563)   (3,174)   (3,722)      726
                             -------      --------  --------  --------  --------  --------  --------
Net loss................     $(1,000)     $(10,795) $(22,104) $(44,328) $(42,413) $(23,647) $(14,281)
                             -------      --------  --------  --------  --------  --------  --------
Basic and diluted net
 loss per share.........     $ (0.55)     $  (5.89) $ (12.18) $ (21.88) $ (18.98) $ (10.88) $  (0.99)
                             =======      ========  ========  ========  ========  ========  ========
Shares used in
 computation of basic
 and diluted net loss
 per share .............       1,833         1,833     1,815     2,026     2,235     2,173    14,378
                             =======      ========  ========  ========  ========  ========  ========
Pro forma basic and
 diluted net loss per
 share..................                                                $  (1.77)           $  (0.43)
                                                                        ========            ========
Shares used in
 computation of pro
 forma net loss per
 share..................                                                  23,931              33,129
                                                                        ========            ========

                                       December 31,                     June 30,
                         --------------------------------------------     2000
                          1995     1996     1997     1998      1999      Actual
                         -------  -------  -------  -------  --------  ----------
                                      (in thousands)                   (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $ 1,422  $19,092  $13,334  $10,763  $ 20,165  $  61,356
Working capital.........   4,280   17,722   15,677  (17,135)   22,759     68,993
Total assets............   6,135   21,747   22,575   32,510    40,946     89,088
Long term obligations,
 less current portion...      96    1,757    2,978    4,413     2,503      2,690
Convertible and
 redeemable preferred
 stock and warrants.....   5,500   30,100   49,410   61,595   144,102        --
Common stock............      10       10    1,968    2,179     3,573    209,541
Accumulated deficit.....  (1,000) (11,795) (33,899) (78,227) (120,640)  (134,921)
Stockholders' equity
 (deficit)..............    (990) (11,785) (33,136) (76,596) (117,954)    72,380

         SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA AND OTHER DATA

   In the table below, set forth is unaudited selected pro forma combined financial information for Metawave as if our acquisition of Adaptive Telecom Inc., had been completed on January 1, 1999 for income statement purposes and on June 30, 2000 for balance sheet purposes.

   This unaudited selected pro forma combined financial information should be read in conjunction with the separate historical financial statements and accompanying notes of Metawave and Adaptive Telecom and the unaudited pro forma combined condensed financial statements, which are included elsewhere in this document. You should not rely on the unaudited selected pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the merger had taken place earlier or of the results of operations or financial position of Metawave after the completion of the acquisition. Pro forma basic and diluted net loss per share reflects the pro forma effect of convertible and redeemable preferred stock as if such shares were converted to common stock at the time of issuance.

                                                    Year Ended    Six Months
                                                   December 31, Ended June 30,
                                                       1999          2000
                                                   ------------ --------------
                                                   (Pro Forma)   (Pro Forma)
                                                         (In thousands,
                                                     except per share data)
                                                           (unaudited)
Pro Forma Combined Statement of Operations Data:
Revenues..........................................   $ 26,146      $ 21,202
Cost of revenues..................................     24,831        15,583
                                                     --------      --------
Gross profit (loss)...............................      1,315         5,619
Operating expenses:
Research and development..........................     30,935        14,549
Sales and marketing...............................     12,260         5,293
General and administrative........................     11,844         3,404
Amortization of intangibles and goodwill..........     18,122         9,061
                                                     --------      --------
Total operating expenses..........................     73,161        32,307
                                                     --------      --------
Loss from operations..............................    (71,846)      (26,688)
Other income (expense), net.......................     (3,066)          760
                                                     --------      --------
Net loss..........................................   $(74,912)     $(25,928)
                                                     ========      ========
Basic and diluted net loss per share..............   $ (10.61)     $  (1.33)
                                                     ========      ========
Shares used in computation of basic and diluted
 net loss per share...............................      7,060        19,537
                                                     ========      ========
Pro forma basic and diluted net loss per share....   $  (2.61)     $  (0.68)
                                                     ========      ========
Shares used in computation of pro forma net loss
 per share........................................     28,756        38,288
                                                     ========      ========

                                                                   June 30, 2000
                                                                   -------------
                                                                    (Pro Forma)
                                                                    (unaudited)
Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents.........................................   $  61,935
Working capital...................................................      66,704
Total assets......................................................     176,080
Long term obligations, less current portion.......................       2,690
Common stock......................................................     321,349
Accumulated deficit...............................................    (145,321)
Stockholders' equity..............................................     156,438

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We provide smart antenna systems and embedded solutions to wireless network operators facing capacity constraints in the wireless communications industry. From inception in January 1995 through December 31, 1997, our operating activities related primarily to conducting research and development, building market awareness, recruiting management and technical personnel and building an operating infrastructure. Shipment for commercial sale of our initial SpotLight system began late in the fourth quarter of 1997 and we first recognized revenues for the sale of our SpotLight system in the first quarter of 1998. Since the beginning of 1998, our operating activities have been focused on increasing sales, new product development and expanding manufacturing capacity. Since inception, we have incurred significant losses and as of June 30, 2000, had an accumulated deficit of $134.9 million.

   Our revenues are derived primarily from sales of our SpotLight systems, which includes the sale of hardware and the licensing of software, and from related installation and optimization services. We believe that substantially all of our revenues in the near and medium term will be derived from sales of our SpotLight systems. Our sales cycles can be lengthy and the related contracts typically include performance specifications and customer acceptance conditions in connection with the sale of each system to a new customer.

   The emergence of Third Generation (3G) air interface standards will lead wireless infrastructure manufacturers to develop a new generation of equipment. In addition to providing increased voice capacity, this 3G infrastructure will also enhance wireless data transmission rates. This may lead to the proliferation of mobile Internet services. In addition to sales of our Spotlight systems, we are developing embedded smart antenna solutions for wireless equipment manufacturers that we believe will enhance wireless voice and data capacity. Although we are currently in discussions with a number of wireless equipment manufacturers, we have not signed any definitive agreements regarding the embedding of our technology in their products.

Acquisition of Adaptive Telecom, Inc.

   On September 21, 2000, we acquired Adaptive Telecom, Inc. by issuing 5,361,803 shares of Metawave common stock and stock options for 138,166 shares of Metawave common stock in exchange for all outstanding capital stock and the assumption of all outstanding options to acquire Adaptive Telecom common stock. This acquisition, valued at $114.3 million, resulted in a charge for in-process research and development of $10.4 million, goodwill of $79.0 million, other intangible assets of $7.0 million, and deferred stock compensation of $17.4 million. The $10.4 million in-process research and development was expensed in the quarter ended September 30, 2000. Goodwill and other intangible assets have estimated useful lives of between three to five years which will be amortized on a straight-line basis.

   For the years ended December 31, 1998 and 1999, Adaptive Telecom had total revenues of $2.7 million and $3.6 million, respectively. Cost of revenues increased slightly from $2.3 million in 1998 to $2.6 million in 1999 and operating expenses increased from $522,000 to $1.0 million. At December 31, 1998 and 1999 Adaptive Telecom had an accumulated deficit of $69,000 and $26,000, respectively.

Operations

   Revenues. We generate revenues through, the sale of our smart antenna systems and related installation and optimization services. Our Spotlight systems revenues are recognized when title to the system and risk of loss is transferred to the customer and all customer acceptance conditions, if any, have been satisfied, and collection probable. Services revenues, generally for installation and optimization, are recognized when the services have been performed and all customer acceptance conditions, if any, have been satisfied. Our maintenance contract revenues are recognized ratably over the term of the agreement (typically one year). Any billings in excess of our revenues are classified as deferred revenue and related systems are recorded as inventory. Revenues from nonrecurring engineering contracts are recognized based on the percentage-of-completion method.

   Our contract terms including pricing and acceptance criteria, if any, typically vary depending upon the order. Consequently, our revenues may vary from quarter to quarter depending on the length of the sales cycle and the applicable contract terms. To date, our international sales have been denominated in U.S. dollars. However, in the future, a portion of our international sales may be denominated in foreign currencies. Sales to ALLTEL, Grupo Iusacell Celular S.A. de C.V. of Mexico, and Southwestco represent substantially all our revenues for the year ended December 31, 1999. With the recent mergers and consolidations in the wireless industry, we expect a limited number of customers will account for a substantial percentage of revenues for the foreseeable future. For the six months ended June 30, 2000, AirTouch Communications, Inc. (now part of Verizon Wireless) and Grupo Iusacell Celular S.A. de C.V. accounted for over 85.7% of our total revenues.

   Cost of Revenues. Our cost of revenues typically consists of material components, system assembly and testing, and overhead expenses. Our gross margins are generally higher for hardware revenues than for service revenues. We anticipate that our overall gross margins will fluctuate from period-to-period as a result of shifts in product mix, the proportion of direct and indirect sales, anticipated decreases in average selling prices and our ability to reduce costs.

   Research and Development. Our research and development expense consists principally of salaries, related personnel expenses, consultant fees and prototype expenses related to the design, development, testing and enhancement of our SpotLight systems. As of June 30, 2000, all of our research and development costs had been expensed as incurred. We believe that continued investment in research and development is critical to achieving our strategic product development and cost reduction objectives and, as a result, expect this expense to continue to increase significantly in absolute dollars in the future.

   Sales and Marketing. Our sales and marketing expense consists of salaries, sales commissions and related expenses for personnel engaged in marketing, sales and field service support for new installations and installed base, as well as promotional expenditures. We believe that these expenses will increase in absolute dollars as the marketing campaigns for our SpotLight 2000 and SpotLight GSM systems expand and we increase our sales personnel.

   General and Administrative. Our general and administrative expense consists primarily of salaries and personnel related expenses, recruiting and relocation expenses, professional and consulting fees, and other general corporate expenses. We expect this expense to increase as we add personnel and incur additional costs related to our operation as a public company.

   Stock compensation expense. We have recorded deferred stock-based compensation of $5.6 million related to stock options granted below fair market value for accounting purposes through June 30, 2000. This amount represents the difference between the exercise price of these stock option grants and the deemed fair value of the common stock at the time of grant. Of this amount, we amortized approximately $3.4 million through that same period. In connection with our acquisition of Adaptive Telecom, an additional $17.4 million of deferred stock compensation was recorded in September 2000 related to unvested stock options and restricted stock of Adaptive Telecom. The remaining unamortized deferred stock compensation will be amortized using a graded vesting approach over the remaining vesting periods of the related options and restricted stock, of up to four years. As a result, the amortization of stock-based compensation will impact our reported results of operations primarily through fiscal 2004. Amortization of the deferred stock compensation from the acquisition will be $6.6 million, $8.8 million, $1.6 million, $379,000 and $53,000 in 2000, 2001, 2002, 2003 and 2004, respectively. The stock-based compensation expense has been allocated to costs of revenues, research and development expense, sales and marketing expensing and general and administrative expense, as appropriate.

 Recent Development

   On October 24, 2000, we released our results for the quarter ended September 30, 2000. Revenue for the quarter increased to $15.1 million, a 32% increase over $11.4 million in the quarter ended June 30, 2000 and a 165% increase over revenue of $5.7 million for the quarter ended September 30, 1999. Revenue for the nine months ended September 30, 2000 was $35.8 million, an increase of 154% over the comparable period in 1999. Gross profit increased to $4.4 million in the third quarter of 2000 compared to $3.3 million in the second quarter of 2000 and compared to break even margins for the same period in 1999. Comparatively, gross margins improved to 29.1% in the third quarter of 2000 compared to break even margins in the third quarter of 1999.

   Pro forma net loss for the quarter ended September 30, 2000 was $5.6 million or $0.15 per share, compared to a net loss of $8.8 million or $0.29 per share in the third quarter of 1999. Pro forma net loss for the nine months ended September 30, 2000 was $19.9 million or $0.58 per share compared to $32.5 million or $1.49 for the comparable period in 1999. Including Adaptive Telecom merger-related charges and amortization of purchased intangibles and deferred stock compensation, we reported a net loss of $17.3 million or $0.45 per share for the quarter ended September 30, 2000 and a net loss of $31.6 million or $0.92 per share for the nine months ended September 30, 2000. Pro forma net losses reflect the eliminations of acquisition related charges and stock compensation expense resulting from the acquisition.

Results of Operations

Six Months Ended June 30, 2000 and 1999

   Revenues. Revenues were $20.7 million for the six months ended June 30, 2000 and $8.4 million for the six months ended June 30, 1999, an increase of 146.4%. This increase was primarily due to increased unit sales of our CDMA SpotLight systems and increased revenues derived from sales of optional equipment. International sales of our systems accounted for 47.5% of total revenues for the six months ended June 30, 2000 while all of our revenues for the six months ended June 30, 1999 were derived from sales in the United States. Our largest international customer, Grupo Iusacell Celular S.A. de C.V. of Mexico, accounted for 46.2% of our revenues for the first half of year 2000. Grupo Iusacell Celular S.A. de C.V. of Mexico operates in four of the nine Mexican geographical regions, and we sold our systems to each of these four regions, including the most populous region, Mexico City, for the first time in the second quarter of 2000.

   Gross Profit. Gross profit for the six months ended June 30, 2000 increased to $5.5 million from a loss of $532,000 for the six months ended June 30, 1999. The increase was primarily due to (1) decreased product cost due to design changes over the last year, (2) increased overhead absorption due to higher business volumes in the second half of 2000, (3) lower material product cost due to purchasing volumes and overall lower component costs and (4) higher margin product mix of CDMA digital products in the year 2000. As a percentage of sales, gross margin was 26.6% in the first six months of 2000, compared to a negative gross margin of 6.3% in the first six months of 1999.

   Research and Development. Research and development expense increased 15.5% to $12.7 million from $11.0 million for the six months ended June 30, 2000 over the same period in 1999. The increase in research and development expense was primarily due to continuing development and testing of our SpotLight 2000 CDMA and our SpotLight GSM systems. In addition, we are continuing to develop new features and technologies which will be marketed as enhancements to the existing offerings and as new smart antenna products.

   Sales and Marketing. Sales and marketing expense decreased 9.3% from $5.4 million to $4.9 million for the six months ended June 30, 2000 as compared to the same period in 1999. The decrease was primarily due to staffing realignment and adjusted sales compensation structure in the year 2000.

   General and Administrative. General and administrative expense for the six months ended June 30, 2000 and 1999 remained constant at $2.9 million.

   Other Income (Expense), Net. Our total other income (expense), net amounted to an income of $726,000 for the six months ended June 30, 2000 compared to an expense of $3.7 million in the same period in 1999. The change from expense to income was primarily due to (1) the reduction of interest expense as a result of the repayment of our $29.0 million Senior Secured Bridge Notes, bearing interest at 13.75% with the final payment on this note made on April 28, 1999, and (2) the receipt of $58.9 million from the initial public offering of our common stock in the second quarter of 2000. All proceeds were invested in high quality short-term investments. We received interest income of $1.0 million for the six months ended June 30, 2000.

Years Ended December 31, 1999 and 1998

   Revenues. Revenues were $22.6 million in 1999 and $16.0 million in 1998, an increase of 41.3%. This increase was primarily due to increased unit sales of our SpotLight systems, increased revenues per unit sold and the introduction of a new version of our SpotLight 2000 CDMA system in July 1999. International sales of our systems accounted for 26.0% of revenues in 1999 and 23.5% in 1998.

   Cost of Revenues. Our cost of revenues was $22.2 million in 1999 and $18.0 million in 1998, an increase of 23.3%. The increase in cost of revenues was primarily the result of increased units sold and change in product mix from analog systems to our SpotLight 2000 CDMA system. Also, in 1999 we began to include in cost of revenues the personnel expenses related to field installation and engineering services. This change was made to properly align direct costs and overhead with revenues.

   Research and Development. Research and development expense was $22.8 million in 1999 and $18.5 million in 1998, an increase of 23.2%. The increase was primarily due to increased personnel related to the development and testing of our SpotLight GSM system and our SpotLight 2000 CDMA system.

   Sales and Marketing. Sales and marketing expense was $11.1 million in 1999 and $11.3 million in 1998, a decrease of 1.8%. The decrease was primarily due to including in cost of revenues the personnel expenses associated with field installation and engineering services.

   General and Administrative. General and administrative expense was $5.7 million in 1999 and $5.9 million in 1998, a decrease of 3.4%. The decrease was primarily due to the reduction of administrative personnel and reductions in outside professional services.

   Other Income (Expense), Net. Our total other income (expense), net amounted to an expense of $3.2 million in 1999 compared to an expense of $6.6 million in 1998. The decreased expense was primarily the result of reduced interest expense as a result of the repayment of our $29.0 million Senior Secured Bridge Notes bearing interest at 13.75% in April 1999. Gross other income increased by $271,000 from 1998 to 1999 due to income from short-term investments in 1999 made with the proceeds from the Series E preferred stock financing.

Years Ended December 31, 1998 and 1997

   Revenues. Revenues were $16.0 million in 1998 and $1.5 million in 1997. This increase reflected our first full year of revenues resulting from the commercial deployment of our SpotLight systems. Our revenues for 1997 consisted primarily of services provided by the Network Services division which was discontinued and sold in March 1998.

   Cost of Revenues. Our cost of revenues was $18.0 million in 1998 and $1.7 million in 1997. The increase was primarily related to costs associated with introducing our analog system and the first version of our SpotLight CDMA system.

   Research and Development. Research and development expense was $18.5 million in 1998 and $13.1 million in 1997, an increase of 41.4%. The increase was primarily attributable to increased personnel related to the introduction of our analog system, development of the first version of our SpotLight CDMA system, and start up costs related to the development of our GSM system.

   Sales and Marketing. Sales and marketing expense was $11.3 million in 1998 and $5.4 million in 1997, an increase of 110.8%. The increase was primarily attributable to expansion of our direct sales force, marketing and service support staff. Also in 1998, we increased expenses associated with initial field trials, marketing communications, and training and documentation.

   General and Administrative. General and administrative expense was $5.9 million in 1998 and $3.8 million in 1997, an increase of 56.5%. The increase reflected the addition of administrative staff, new facilities in Redmond, Washington and Allen, Texas, increased outside professional services associated with financings and expenses associated with the implementation of our enterprise resource planning system.

   Other Income (Expense), Net. Our total other income (expense), net amounted to an expense of $6.6 million in 1998 compared to income of $402,000 in 1997. The increased interest expense was primarily the result of issuing the $29.0 million Senior Secured Bridge Notes in May 1998, bearing interest at 13.75% per annum.

Selected Quarterly Results of Operations

   The following table sets forth certain unaudited quarterly consolidated statement of operations data for the nine quarters ended June 30, 2000. This unaudited information has been prepared substantially on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments that we consider necessary to present fairly the financial information for the periods presented. The quarterly data should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                          June 30,  Sept. 30,  Dec. 31,  March 31,  June 30,  Sept. 30, Dec. 31,  March 31, June 30,
                            1998      1998       1998      1999       1999      1999      1999      2000      2000
                          --------  ---------  --------  ---------  --------  --------- --------  --------- --------
                                                             (in thousands)
Consolidated Statement
 of Operations Data:
Revenues................  $ 3,963   $  6,557   $  2,933  $  6,834   $  1,553   $ 5,725  $ 8,484    $ 9,329  $11,365
Cost of revenues........    3,486      6,374      5,258     7,059      1,860     5,768    7,549      7,094    8,099
                          -------   --------   --------  --------   --------   -------  -------    -------  -------
Gross profit (loss).....      477        183     (2,325)     (225)      (307)      (43)     935      2,235    3,266
Operating expenses:
 Research and
  development...........    4,450      5,525      4,945     5,392      5,651     5,301    6,443      6,374    6,313
 Sales and marketing....    2,091      3,347      3,912     2,694      2,722     2,434    3,230      2,343    2,533
 General and
  administrative........    1,385      1,177      2,281     1,280      1,654     1,360    1,438      1,325    1,620
                          -------   --------   --------  --------   --------   -------  -------    -------  -------
  Total operating
   expenses.............    7,926     10,049     11,138     9,366     10,027     9,095   11,111     10,042   10,466
                          -------   --------   --------  --------   --------   -------  -------    -------  -------
Loss from operations....   (7,449)    (9,866)   (13,463)   (9,591)   (10,334)   (9,138) (10,176)    (7,807)  (7,200)
Other income (expense),
 net....................   (1,719)    (2,202)    (2,696)   (3,108)      (614)      293      255         62      664
                          -------   --------   --------  --------   --------   -------  -------    -------  -------
Net loss................  $(9,168)  $(12,068)  $(16,159) $(12,699)  $(10,948)  $(8,845) $(9,921)   $(7,745) $(6,536)
                          =======   ========   ========  ========   ========   =======  =======    =======  =======

   Our revenues increased significantly over the last three quarters primarily as a result of increased unit sales of our SpotLight systems and expanding customer base. Our revenues in the last quarter of 1998 decreased compared to the previous quarter due to delays in receiving orders from a significant customer. Our revenues in the second quarter of 1999 declined compared to the previous quarter primarily due to delays in orders associated with the transition from analog to CDMA systems.

   Research and development expense has generally remained constant on a quarterly basis but increased in the last quarter of 1999 and in the first six months of 2000 due to expenses associated with costs of prototype systems and write off of certain capital assets associated with research and development. Sales and marketing expense has fluctuated with the number of personnel in sales, marketing and customer support in 1999. The increase in the fourth quarter of 1999 was due to $500,000 in commissions expense. General and administrative expense has fluctuated with the number of personnel. The increase in the fourth quarter of 1998 was the result of the establishment of a bad debt reserve and expenses associated with the cancellation of a public offering. As a result of our reduction in force in the third quarter of 1999, general and administrative expense declined. The increase in the second quarter of 1999 and 2000 was a result of employee relocation.

   Our limited operating history makes the prediction of future operating results difficult. Our business prospects must be considered in light of the risks and uncertainties often encountered by early-stage companies in the wireless communications market. We may not be successful in addressing these risks and uncertainties. We have experienced significant percentage growth in revenues in recent periods; however, we do not believe that prior growth rates are indicative of future growth rates. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

   As a result of our acquisition of Adaptive Telecom Inc., we expect our net loss to increase significantly through 2005 as we amortize a total of $103.4 million of costs associated with acquired goodwill, and acquired intangible assets and deferred stock compensation. Goodwill and the intangible assets will be amortized over their respective useful lives on a straight-line basis. The amortization expense related to goodwill and intangibles will be $4.5 million, $18.1 million, $18.1 million, $17.5 million, $15.8 million, and $11.9 million in 2000, 2001, 2002, 2003, 2004, and 2005, respectively. Deferred stock compensation will be amortized over the remaining related vesting periods using the graded vesting approach. Amortization of deferred stock compensation will be $6.6 million, $8.8 million, $1.6 million, $379,000 and $53,000 in 2000,
2001, 2002, 2003, and 2004, respectively.

Liquidity and Capital Resources

   Prior to our initial public offering, we financed our operations primarily through private sales of preferred stock and common stock and the issuance of debt instruments. In the second quarter of 2000, we completed our initial public offering of a total of 7,187,500 shares of our common stock. Net proceeds from all of the foregoing transactions totaled $242.2 million.

   At June 30, 2000, we had $61.4 million in cash and cash equivalents. For the six months ended June 30, 2000, we used net cash in operating activities of $16.5 million compared to $19.8 million over the same period in 1999. Our operating activities included major uses of cash to fund our net loss of $14.3 million, increased inventories of $2.4 million, increased accounts receivable of $4.0 million and decreased deferred revenues of $1.4 million. We partially offset cash uses with increases in accounts payable and accrued liabilities of $3.2 million. For the twelve months ended December 31, 1999, we used net cash in operating activities of $37.8 million. Our operating activities included major uses of cash to fund our net loss of $42.4 million. We also used cash by increasing accounts receivable by $5.8 million and reduced accounts payable and accrued liabilities by $1.4 million. We partially offset cash uses by lowering inventories by $3.8 million, increasing deferred revenues by $1.6 million. Our net cash used in operating activities in 1998 amounted to $34.9 million.

   Our net cash used in investing activities for the six months ended June 30, 2000 and 1999 were $174,000 and $1.1 million, respectively. Our net cash used in investing activities in 1999 was $1.3 million. Our 1998 net cash used in investing activities was $2.5 million. These investing activities were primarily for purchasing of testing equipment, manufacturing facilities and leasehold improvements to support our research and development and manufacturing efforts.

   Our net cash provided by financing activities for the six months ended June 30, 2000 was $57.9 million compared to $49.5 million in the same period in 1999. During the second quarter of 2000, we received net proceeds of $58.9 million from the initial public offering of our common stock. Net cash provided by financing activities was $48.5 million for year ended December 31, 1999. This primarily consisted of net proceeds from the sale of Series E preferred stock of $82.5 million. In April 1999, we repaid $29.0 million in Senior Secured

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

Bridge Notes plus interest of $4.1 million. Our 1998 net cash from financing activities was $34.8 million consisting of $29.0 million from the sale of Senior Secured Bridge Notes at 13.75% interest and $7.2 million from the sale of Series E preferred stock.

   As of June 30, 2000, we had $61.4 million in cash and cash equivalents, a $10.0 million revolving line of credit with Imperial Bank, and a $3.0 million equipment lease arrangement with Transamerica, of which $232,000 remained available. As of June 30, 2000 there was an outstanding balance of $30,250 on the line of credit for renewal fees and a $2.5 million standby letter of credit to support our obligations under the lease for our Redmond, Washington facility. The line of credit has a maturity date of one year with interest payable monthly and principal at maturity. Borrowings under the Transamerica equipment lease are secured by the equipment financed thereunder. The Transamerica equipment lease terms vary from 24 to 36 months with an effective interest rate of 12.26% per annum for domestic equipment leases and 12.86% for foreign equipment leases, and interest is payable monthly. We have several capital leases with terms ranging from 24 to 48 months. At June 30, 2000, our outstanding capital lease obligations were $5.4 million, accruing interest at rates ranging from 7.25% to 14.50%. See note 4 to the financial statements for a more complete description of the credit facilities. We anticipate an increase in our capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel.

   We believe that current capital resources are adequate to fund our operations until at least October 31, 2001. Thereafter, we may be required to raise additional capital which may not be available to us on acceptable terms, if at all. Any inability to obtain needed financing by us could have a material adverse effect on our business and operating results.

Market Risk

   We do not use derivative financial instruments. We generally place our marketable security investments in high credit quality instruments, primarily U.S. Government obligations and corporate obligations with contractual maturities of less than one year. We do not expect any material loss from our marketable security investments and therefore believe that our potential interest rate exposure is not material; however, these investments are subject to interest rate risk, whereby if the average interest rate changed 1%, our results of operations could increase or decrease by approximately $500,000.

   In addition, at times our export sales to Mexico, which are denominated in U.S. dollars, results in concentrations of credit risk in this geographic region. Further, the continued development of our international operations in Asia will result in an increased market risk relative to those currencies.

Recent Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of this new standard will have a material effect on our earnings or our financial position, but we continue to evaluate the impact of SFAS No. 133.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 101, or SAB 101. This summarized certain areas of the staff's views in applying generally accepted accounting principles as it applies to revenue recognition. We believe that our revenue recognition principles comply with SAB 101. We will continue to evaluate interpretations of SAB 101.

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                                    BUSINESS

Overview

   We provide smart antenna systems and embedded solutions to wireless network operators facing capacity constraints in the wireless communications industry. We believe that our SpotLight systems enable wireless network operators to increase overall network capacity, improve or maintain network quality, reduce network operating costs and better manage their network infrastructure. As the demand for wireless services has grown in recent years, we have developed products based on our proprietary technologies that address the associated network capacity problems faced by wireless network operators. Continued growth in wireless capacity demands will necessitate that embedded smart antenna technology be made available to base station manufacturers. We are thus developing proprietary hardware and software solutions that will allow base station manufacturers significant performance and time to market benefits.

   Our SpotLight systems can reduce the need for more costly infrastructure upgrades and additional cell site deployments, allowing wireless network operators to more cost-effectively keep pace with subscriber growth and increased demand for digital services. These smart antenna systems utilize proprietary hardware and software to enable a more efficient utilization of the finite amount of radio frequency spectrum, or "wireless bandwidth." Our technology is designed to be implemented in a variety of market segments in the wireless communications industry and currently supports CDMA, GSM and analog standards. Our customers include AirTouch Communications, Inc., ALLTEL, Bell Atlantic Mobile, GTE Wireless Inc., Grupo Iusacell Celular S.A. de C.V. of Mexico, Southwestco and Telefonica Servicios Moviles S.A.C. of Peru. As of June 30, 2000, we had sold an aggregate of 185 SpotLight systems worldwide.

Industry Background

 Growth in Wireless Usage

   The demand for wireless communications services has grown significantly in recent years. According to The Strategis Group, U.S. subscriber usage was expected to increase from approximately 174 billion minutes of use in 1999 to approximately 372 billion minutes of use by 2003, representing an expected compound annual growth rate of 20.9%. This increase in usage has been driven by an increased number of subscribers, lower prices and expanded availability of existing services. In addition to these factors, the emergence of new data and Internet-oriented wireless services is expected to contribute to the increase in subscriber usage in the future.

   Increased Subscribers. The number of wireless subscribers has increased significantly in recent years. According to International Data Corporation, or IDC, there were approximately 303 million wireless subscribers around the world in 1998 and that number was expected to reach approximately 1.1 billion subscribers in 2003, representing an expected compound annual growth rate of 28.9%. According to IDC, in 1998, there were approximately 64 million wireless subscribers in the United States and that number was expected to grow to approximately 118 million by 2003, representing an expected compound annual growth rate of 12.9%.

   Lower Price. The price of wireless services has decreased significantly in recent years. According to data provided by The Strategis Group, the average price per wireless minute in the United States was expected to decline from $0.25 per minute in 1999 to $0.12 per minute in 2003. With multiple wireless network operators competing in most U.S. markets, competitive pricing strategies, such as discounting and fixed rate plans, have resulted in a greater number of wireless subscribers, as well as a substantial increase in subscriber usage. In addition, the greater supply of commercially available wireless frequency due to increased government allocation of spectrum to wireless network operators has resulted in increased competition among existing and new wireless network operators, further reducing costs to subscribers.

   Expanded Availability of Existing Services. Due to the high initial fixed costs involved, early wireless deployments were limited to urban centers and major traffic corridors. However, to meet increased demands for

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ubiquitous wireless services, wireless network operators accelerated the buildout and upgrade of their networks. This increased coverage has enabled these wireless network operators to reach new subscribers and provide a higher level of service to existing subscribers.

   Mobile Internet Services. Consumer demand for "any time, anywhere" access to the Internet and data services, such as email and instant messaging, has created a demand for delivery of these services over a wireless network. Devices with wireless access, such as mobile phones, palm computers and laptop computers with wireless modems, continue to evolve, providing applications and ease of use that increase wireless data usage. Standard protocols such as Wireless Application Protocol, or WAP, have emerged and are designed to create interoperability of wireless equipment and Internet-based products. Finally, the next generation of wireless air interface standards will increase wireless data throughput rates. These protocols are expected to further drive consumer demand for wireless access to the Internet and data services.

 Strains on Wireless Network Capacity

   Increased subscriber usage and the demand for ubiquitous wireless access and the mobile delivery Internet-based services place a significant strain on wireless network operators given the fixed amount of radio frequency spectrum that is available. Wireless spectrum is allocated to individual wireless network operators in fixed amounts by governments in the U.S. and foreign markets. Thus, the fundamental challenge for wireless network operators is to increase capacity, while maintaining signal quality, within a fixed amount of wireless bandwidth. Wireless network operators generally have used two alternatives to address capacity problems: building additional cell sites or deploying more efficient digital technologies.

   Additional cell sites. Operators of wireless networks often address capacity problems by building new cell sites. This alternative has three major disadvantages. First, we believe the cost of constructing a new standard 800 MHz CDMA cell site, including land, building and equipment, can be approximately $500,000. Second, building cell sites closer together increases signal interference in the network, which can reduce capacity and call quality, exacerbating the very problems that the additional cell sites were built to resolve. Third, wireless network operators face significant community resistance arising from environmental and zoning concerns and objections to the appearance of additional cell site towers.

   More efficient digital technologies. In addition to building more cell sites, wireless network operators have deployed more spectrum-efficient digital technologies such as CDMA, GSM and TDMA to increase capacity. These digital technologies offer many improvements to wireless network operators and their customers, including more cost-effective infrastructure, smaller phones with improved battery life and value-added features, such as the capability to support data services. According to IDC, 69.2% of subscribers worldwide were using digital handsets in 1998 and this number was expected to increase to 96.8% by 2003. Despite the improvement offered by digital technologies, wireless network operators continue to find that portions of their networks still face capacity limitations. For instance, CDMA lacks the ability to efficiently add incremental capacity in localized heavy traffic areas of a network. Consequently, wireless network operators must either deploy new cells, or dedicate more spectrum to CDMA in significant portions of their network to resolve isolated capacity constraints. In GSM networks, the capacity is limited by interference between cell sites within the network. This interference prevents GSM network operators from adding additional capacity to the network.

   The growing demand for wireless services, coupled with the high costs and technical difficulties associated with increasing network capacity, create the need for more cost-effective solutions. As wireless network operators seek to provide ubiquitous wireless service and support increased subscriber usage, they must address the fundamental challenge of achieving maximum capacity from the finite spectrum they have been allocated.

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

The Metawave Solution

   We provide smart antenna systems to wireless network operators and embedded solutions to base station manufacturers. Our SpotLight systems and embedded solutions expand network capacity while improving or maintaining overall network performance. Our SpotLight systems are compatible with CDMA, GSM and analog base station equipment and our embedded solutions are compatible with the next generation wireless infrastructure. Our smart antenna systems provide wireless network operators with the following benefits:

   Cost-Effective Capacity Expansion. Our SpotLight systems enable wireless network operators to increase the capacity of their existing networks and reduce the need to build and maintain costly new cell sites. Our SpotLight systems can be deployed selectively within a network in either a single cell site or multiple cell sites. Based on customer data, current versions of our SpotLight 2000 system improved CDMA capacity in cell sites from 30% to 50%, depending on network configuration. Additionally, in a recent field trial, our SpotLight GSM system demonstrated that, when deployed in a network of cell sites, GSM network capacity can be increased by 100% without increasing the number of GSM cell sites. By applying our SpotLight solutions in these targeted capacity constrained cell sites, overall network capacity can be correspondingly increased. We believe our embedded solutions can significantly increase Third Generation (3G) base station capacity.

   Improved Network Performance. Our SpotLight systems allow wireless network operators to increase capacity while maintaining or improving the level of service and signal quality. Our SpotLight 2000 systems increase CDMA network performance by efficiently distributing existing network resources to better match subscriber usage. We believe our SpotLight GSM systems will provide wireless network operators with better signal reception and reduced interference thereby improving network performance. Our embedded solutions will also maintain or improve network performance.

   Compatibility with Standards and Equipment. Our SpotLight systems are designed to be compatible with most existing wireless standards and currently installed cell site equipment thereby preserving the wireless network operators' existing investment in equipment and technology. Our smart antenna systems have been independently developed by us to be compatible with the Motorola, Lucent and Nortel 800 MHz CDMA base stations, which we believe represent substantially all of the 800 MHz CDMA base stations deployed in North America. We believe our SpotLight GSM systems are also compatible with most 900 MHz GSM base stations deployed worldwide. Our embedded solutions will be compatible with the next generation wireless infrastructure.

Strategy

   Our objective is to provide smart antenna systems to the worldwide wireless communications market. Key elements of our strategy include:

   Deliver Solutions to Capacity Constrained Wireless Network Operators. We will continue to focus on developing solutions to increase capacity for those wireless network operators facing capacity constraints. To date, we have developed SpotLight systems to address the capacity and system quality problems facing 800 MHz CDMA and 900 MHz GSM wireless network operators. According to IDC, as of 1998, U.S. wireless network operators at these frequencies serviced more than 75% of wireless subscribers. As capacity issues emerge in wireless networks using different frequencies, we intend to develop smart antenna systems that address capacity problems in these wireless networks.

   Further Penetrate Existing CDMA Customers. We believe that the 800 MHz CDMA market will continue to represent a significant opportunity for us. Over the last two years we have sold SpotLight 2000 systems to the four largest 800 MHz CDMA wireless network operators in North America, as measured by subscriber market share data provided by the Radio Communications Review. We intend to leverage the performance and service of our existing system deployments to expand our presence and penetration within these wireless network operators.

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

   Target Additional Strategic Customers. With our products today, we are able to target additional large multi-system 800 MHz CDMA and 900 MHz GSM wireless network operators around the world that serve substantial concentrations of customers and have the greatest market share in their respective markets. We intend to target these markets by expanding our manufacturing, installation, sales and service capabilities in the regions served by these wireless network operators.

   Integrate our technology into the next generation wireless infrastructure. We intend to use our leadership in adaptive array technology to develop embedded hardware and software solutions for manufacturers of wireless infrastructure equipment. The solutions will apply to CDMA, GSM, and Third Generation (3G) air interfaces and will allow these manufacturers to introduce highly spectrum efficient equipment that increase capacity of wireless networks.

Markets

   In wireless communications networks, there are several wireless standards that use different technologies to process calls and divide allocated spectrum. These wireless standards fall into two broad categories, analog and digital. Advanced Mobile Phone System, or AMPS, is the leading analog standard. Digital standards are further subdivided into two general schemes, time division and code division. Time Division Multiple Access, or TDMA, and Global Systems for Mobile Communications, or GSM, are the leading time division standards. Code Division Multiple Access, or CDMA, is the leading code division standard. We have developed smart antenna systems that increase capacity for CDMA, GSM and analog based networks.

   The terms cellular and PCS are often used interchangeably by the popular press when discussing wireless communications networks. However, within the wireless industry the distinction between the two is important. Cellular describes networks operating in the 800 MHz and 900 MHz frequency bands, using both analog and digital standards. Analog, CDMA, GSM and TDMA are the most widely deployed cellular standards across the globe. PCS typically describes networks operating in the 1800 MHz and 1900 MHz frequency bands. CDMA, GSM and TDMA the most widely deployed PCS standards.

   CDMA Market. The CDMA wireless market consists of wireless network operators at both cellular and PCS frequencies. We believe that approximately half of the cellular networks in North America have adopted CDMA as their digital technology. Wireless network operators are overlaying CDMA networks on top of existing analog networks thereby allocating spectrum between CDMA and analog. We also believe that CDMA is the most widely deployed PCS digital technology in North America.

   The CDMA Development Group, a trade association, estimated there were 50 million CDMA subscribers worldwide at year end 1999, accessing both the 800 MHz and 1900 MHz networks. Roughly 90% of these are in North America and Asia. Frost and Sullivan estimated there were 46,716 CDMA 800 MHz base stations in operation in 1999, up from 26,200 in 1998. These base stations represent the target market for our CDMA systems. Frost and Sullivan also estimated 38,082 CDMA PCS base stations were in operation in 1999, up from 20,730 in 1998.

   GSM Market. The GSM market consists of wireless network operators at both cellular and PCS frequencies. According to the GSM Association, GSM is the most widely deployed digital standard worldwide and has been deployed in 142 countries, with more than 250 million subscribers, predominantly in Europe and Asia, at year end 1999. According to Frost and Sullivan, there were 98,133 GSM base stations in operation at 900 MHz in 1999, up from 46,515 in 1998. These base stations represent the market for our GSM systems. Frost and Sullivan also estimated there were 55,711 PCS base stations using GSM in operation in 1999, up from 31,690 in the prior year.

   TDMA Wireless Market. The TDMA market consists of wireless network operators at both cellular and PCS frequencies. According to the Universal Wireless Communication Consortium, there were an estimated 30 million TDMA wireless and PCS subscribers worldwide as of September 30, 1999.

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

   Third Generation Standards. Over the next several years, wireless network operators may begin to migrate their systems to next generation air interface standards, which include cdma2000, WCDMA, GPRS, and EDGE. We intend to develop hardware and software solutions that will be embedded in wireless infrastructure base station products and will further enhance the spectral efficiency of the new air interface standards.

   Broadband Fixed Wireless. In fixed, broadband wireless networks, no predominant standards currently exist. This market is often described under the umbrella term, broadband wireless access. The Broadband Wireless Access market services both mobile and fixed end users. Services range from high speed Internet access, to combined high capacity data and voice offerings.

Metawave Products

   We have developed smart antenna systems and embedded solutions that enable wireless network operators to increase overall network capacity, improve or maintain network quality, reduce network operating costs and better manage their network infrastructure.

   SpotLight 2000 Platform. Our SpotLight smart antenna system was initially designed for use in analog networks and was first shipped for commercial sale in November 1997. The second generation SpotLight 2000 system was designed to support both analog and CDMA wireless standards. Our SpotLight 2000 connects to Motorola HDII, SC2400, SC4812 and SC9600 base stations, Lucent Series II base stations, and Nortel Metrocell base stations.

   We have analyzed data from numerous CDMA networks and have found that the distribution of traffic within a network and even within a cell varies considerably. Thus, wireless network operators are faced with the challenge of allocating spectrum resources to uneven and varied subscriber traffic. CDMA lacks the ability to efficiently add incremental capacity in localized areas. Consequently, to resolve isolated capacity constraints, wireless network operators must either deploy new cells or dedicate more spectrum to CDMA in significant portions of their network.

   Cells are most often divided into three sectors. Because of imbalanced traffic, one sector is often utilized to its maximum capacity, while the neighboring sectors have unused or excess capacity. When a sector's capacity is fully utilized, new calls cannot be originated within the sector without negatively affecting network performance despite call servicing capability remaining unused in adjacent sectors. In addition, subscriber calls cannot be transferred into the overloaded sector when moving from an adjacent cell or sector. This results in either calls being blocked or calls being terminated.

   Our proprietary SpotLight 2000 system balances the traffic load within a cell, reducing the problem of having one sector overloaded while the other sectors are underutilized. As traffic varies throughout the day, our SpotLight system can accommodate these variations and balance the traffic accordingly. This load balancing increases network efficiency and capacity.

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

                    Load Balancing Through Sector Synthesis

                           [GRAPH OF LOAD BALANCING]

Load Balancing Through Sector Synthesis
Graphical depiction with 2 cells sites demonstrating the load balancing capability of the SpotLight 2000 CDMA systems through sector synthesis.

Language under the cells site graphic on the left states:
Before SpotLight 2000
Peak traffic loading strains capacity in one sector, while capacity remains idle in others.

Language under the cell site graphic on the right states:
After SpotLight 2000
Load balancing by reorienting and resizing sectors increases cell site capacity.

   As illustrated above, our SpotLight 2000 system addresses traffic loading by controlling the transmission and reception of CDMA radio signals by base stations through a process called sector synthesis. Our SpotLight 2000 system adapts the sector coverage of the base stations' CDMA radios to the local traffic patterns around cell sites. The system's phased-array antenna makes it possible to dynamically adjust sector antenna patterns through a software-driven process. As a result, wireless network operators can optimize their CDMA networks with increased flexibility and precision, thereby enhancing network capacity and performance in response to changing traffic patterns taking into account local terrain and variable radio frequency conditions.

   The SpotLight 2000 system can be deployed in three different configurations depending on customer network requirements. The CDMA-only configuration uses our SpotLight system to support only the CDMA interface. This is the baseline SpotLight system for customers who are interested in improving the capacity of their CDMA system without changing their analog network. The second available configuration is CDMA with Analog Pass Through, or CDMA/APT. This system provides capacity benefits to the CDMA interface while "passing" the analog signals through our SpotLight system without changing the analog network. The CDMA/APT system allows the service provider to support both CDMA and analog networks with a single antenna and set of power amplifiers. The third system configuration is the dual mode system which provides capacity improvements to both the CDMA and analog wireless standards, configuring and optimizing each wireless standard separately, while using only a single set of antennas.

   Each of the three configurations described above can be deployed in three-sector cell sites or can be used to increase the sectorization of a CDMA cell site from three sectors to four, five or six sectors. In cell sites where more than a single sector is heavily loaded, the wireless network operator may use the SpotLight 2000 system to increase the sectorization of the cell site and gain additional capacity over the original three-sector cell site. The SpotLight system enables wireless network operators to use our software-controlled antenna patterns to reduce handoff overhead and optimization problems normally associated with four, five or six sector deployments. At the same time, the SpotLight system provides an efficient way to increase the sectorization of the cell site without having to add additional antennas, cables, duplexers, filters or power amplifiers.

   Our SpotLight 2000 system can be administered and monitored locally or remotely through our Windows-based software application called SiteSculptor. SiteSculptor allows real time monitoring of system performance through graphical displays. Further, we offer networked access to our SpotLight 2000 system with our SiteNet network application. SiteNet utilizes our SiteSculptor software package to provide a means for remote SpotLight configuration and centralized collection of performance statistics in analog and CDMA networks.

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

   SpotLight for GSM. Our SpotLight GSM system is designed to increase GSM network capacity by reducing cell site and network interference levels using a beam-switching technology. Currently, the capacity of dense urban GSM networks is limited by interference between cell sites within the network. This interference prevents wireless network operators from adding additional capacity to the network.

   Our SpotLight system segments the normal three sector coverage area into twelve narrow beam patterns. Our SpotLight GSM system tracks the location of each subscriber within the sector coverage area and then assigns a single narrow beam to them. As the subscriber moves through the sector coverage area, our SpotLight GSM system continues to track the position of the subscriber and switches the correct narrow beam to them. As illustrated below, the interference received by and transmitted from the host cell site can be significantly reduced, allowing the wireless network operator to increase capacity while maintaining signal quality.

            Interference Reduction Through Switched Beam Technology

                       [GRAPH OF INTERFERENCE REDUCTION]

Graphical depiction with two cell sites demonstrating the switched beam capabity of the SpotLight GSM system.

Language under the cells site on the left states:
After SpotLight GSM
Conventional sectors cause interference to be received by and transmitted for the cell site over a large area

Language under the cell site on the right states:
After Spotlight 2000
Narrow beams reduce the interference received by and transmitted from the cell site

   Our SpotLight GSM system is designed to be compatible with most existing 900 MHz GSM base station equipment. We intend to develop systems to be compatible with 1800 MHz base station equipment. Our SpotLight GSM system can be configured to support one, two or three sectors within the cell site, allowing the wireless network operator to use our SpotLight GSM system to reduce interference only in the capacity limited sectors. Based on a recent field trial, our SpotLight GSM system, when deployed in a network of cell sites, can increase GSM network capacity by up to 100% without increasing the number of cell sites. To date, we have not completed any commercial sales of our SpotLight GSM system, but our SpotLight GSM system is currently in field trials in China, Taiwan and Australia.

   Embedded Smart Antenna Solutions. We have developed embedded adaptive array solutions which have been field tested to demonstrate CDMA (IS-95) systems performance enhancements. The same methods can be applied to cdma2000 and W-CDMA. Our embedded solutions increase network capacity by utilizing fully adaptive beam forming techniques that track individual mobile subscribers, and hence reduce interference from surrounding mobile users and base stations. A significant capacity increase has been demonstrated in field experiments in real operating cellular environment. To date, we have not entered into any definitive agreements with equipment manufacturers for the sale or licensing of this technology.

Core Technology

   We believe that one of our key competitive advantages is our investment and expertise in the core technologies that enable efficient spectrum management of wireless networks. Spectrum management encompasses a number of technical components, including advanced antenna concepts, radiowave propagation models, network performance monitoring tools, wireless standards knowledge and communications systems hardware implementations. These core competencies, when applied in combination, allow wireless network

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

operators to optimize capacity, coverage and quality across their networks. We have developed, and continue to expand upon, the following fundamental technical elements:

   Phased-Array Antenna Systems. We have developed phased-array antenna systems that provide compact beam-forming within a single structure. The antenna systems make use of uniform linear or cylindrical arrays with a combination of both ground-based and tower-based feed networks. We have designed antennas to synthesize multiple narrow fixed-beams and adjustable beams, which can be used to track individual users within a cell site. In addition, we have developed beam-forming techniques to allow the coverage area of a cell site to be customized. The phased-array antenna technology can be scaled to a variety of gains and to span a broad range of frequencies. The basic implementations are wireless standard independent, and can therefore be applied to many wireless environments, including cellular, PCS, enhanced specialized mobile radio, two-way paging, multi-channel multipoint distribution service, or MMDS, other broadband wireless markets, and emerging satellite-based wireless services. We continue to develop and focus on improving the functionality and quality of our antenna systems as well as reducing the costs and time associated with manufacturing and deploying our antennas in the field.

   Multibeam Hardware Architectures. We have developed cost-effective hardware implementations of the complex circuitry necessary to support the operation of multibeam systems on high-traffic cell sites. The hardware architecture can be organized into several key subsystems: beam switching matrices, ultra-linear amplification, beam-forming feed structures, array calibration circuitry and performance measuring receivers.

   Our beam-switching technology allows us to effectively switch the call from beam to beam within a cell while maintaining call quality. It is adaptable to GSM, TDMA and analog wireless standards, where rapid beam switching is required. Additionally, we have developed proprietary hardware techniques to dynamically adjust CDMA sector patterns and maintain call quality by calibrating phased-array antenna configurations. To monitor the radio environment and adjust the sector coverage patterns for both our CDMA and GSM systems, we have developed scanning receivers designed to accurately operate over various channel bandwidths. Our spatial technology allows the simultaneous operation of multiple wireless standards, currently CDMA/analog, through the same physical antenna structure, while maintaining independent optimization of the performance for each wireless standard.

   Real Time Network Control Algorithms. We have developed algorithms to control beam switching hardware in real world radio environments. These algorithms make real time decisions about which beams best serve each user, how often to update beam selections and how to mitigate interference from other users on the same or adjacent channels. In addition, we have developed expertise in the optimization of wireless network performance for CDMA, GSM and analog wireless standards. This expertise allows network control algorithms to be customized based on the specific wireless standard and network deployment scenario. We have also developed internal software tools for performance modeling wireless networks, allowing us to further customize systems for wireless network operators based on their specific needs.

   Adjustable beam forming techniques. We design and build antenna systems with a broad range of standard and custom beam types and shapes using adaptive beam-forming technology. Adaptive beam-forming systems can monitor traffic loading and interference levels and then respond by implementing changes designed to equalize traffic loads and reduce interference. With respect to CDMA, our system makes use of phased-array antennas to create custom sector antenna patterns through a software-driven process known as sector synthesis.

   Fully adaptive beam techniques. Fully adaptive beam forming allows each individual subscriber to be continuously followed and serviced by high gain antenna beams. The result is significant improvement in interference rejection and therefore, system capacity increase. In addition, the technical ability to track and locate subscribers may enable location-based services.

   Applications Software. We develop applications software that allow wireless network operators to analyze network performance and make appropriate modifications to manage their spectrum more efficiently. We have designed the SiteSculptor application software to allow users of our SpotLight system to quickly and easily simulate antenna patterns and implement those patterns through software configuration of our SpotLight systems. The antenna pattern editor allows the wireless network operator to load per-sector traffic data into our SpotLight system for analysis. SiteSculptor analyzes the data and provides the operator with suggested sectorization patterns. SiteSculptor also allows the user to modify the antenna pattern as required, view a simulation of the pattern, and then load the pattern directly into our SpotLight system.

Research and Development

   Our success depends on a number of factors, which include our ability to identify and respond to emerging technological trends in our target markets, develop and maintain competitive systems, enhance our existing systems by adding features and functionality that differentiate them from those of our direct and indirect competitors and bring systems to market on a timely basis and at competitive prices. As a result, we have made, and we intend to continue to make, significant investments in research and product development. Our research and development expenses amounted to $12.7 million for the six months ended June 30, 2000. Our research and development expenses were $22.8 million in 1999, and $18.5 million in 1998. As of June 30, 2000, we had 117 employees engaged in research and product development, and we continue to recruit additional skilled personnel to enhance our research and development department.

   Our development efforts in the near term will be focused on using our technology to develop capacity solutions to the existing and emerging wireless communications markets. Our core technology can be used to address spectrum management issues in many large wireless networks. Principal areas of focus include the following: integrating our technology into wireless base station equipment; developing optimal solutions for mobile data service; developing smart antenna systems for use by wireless network operators at 1800 MHz and 1900 MHz PCS spectrum; exploring the development of systems for TDMA wireless standard technology; and exploring the development of systems for the broadband wireless market.

Customers

   Our customers for Spotlight systems are wireless network operators worldwide who face network capacity constraints. As of June 30, 2000, we had sold 185 SpotLight CDMA systems. These sales have been to customers located in the United States, Mexico, Russia, Peru and Paraguay.

   We have master supply agreements with five of the six largest 800 MHz CDMA wireless network operators in North America, as measured by subscriber market share. These customers are AirTouch, ALLTEL, Bell Atlantic, GTE, and Grupo Iusacell Celular S.A. de C.V. of Mexico. We have also sold systems to Millicom-St. Petersburg Telecom and Millicom-Telefonica Celular. Three of our customers, AirTouch, Bell Atlantic and GTE combined their wireless business operations into an entity named Verizon Wireless in the second quarter of 2000. Bell Atlantic owns 47.2% of Grupo Iusacell Celular S.A. de C.V. of Mexico. Effective April 1, 2000, ALLTEL acquired Southwestco Wireless (d.b.a. CellularOne) properties that are located in Arizona and New Mexico.

   Our GSM SpotLight system is in field trials in China, Taiwan and Australia. Our potential customers for embedded solutions are existing and emerging wireless infrastructure manufacturers. Although we are currently in discussions with several equipment manufacturers, as of September 30, 2000, we had not entered into a definitive agreement with any manufacturer for the sale or licensing of our embedded solutions. In August 2000, we announced a field trial of a PCS version of our SpotLight 2000 CDMA smart antenna system to be undertaken jointly with a major PCS service provider in a large urban market. This trial is expected to be completed by the end of the first quarter of 2001.

   During the quarter ended June 30, 2000, sales to Grupo Iusacell Celular S.A. de C.V. of Mexico and AirTouch (now part of Verizon Wireless) accounted for 46.2% and 39.5% of revenues, respectively. During the twelve months ended December 31, 1999, sales to ALLTEL, Grupo Iusacell Celular S.A. de C.V. of Mexico and Southwestco accounted for 44.8%, 26.0% and 20.9% of revenues, respectively. Sales to these customers are expected to continue to account for a significant amount of our revenues in 2000. During the twelve months ended December 31, 1998, sales to Millicom-St. Petersburg Telecom, Millicom-Telefonica Celular, ALLTEL and GTE accounted for 13.4%, 10.1%, 61.8% and 13.4% of revenues, respectively.

   International sales of our systems accounted for 47.5% of revenues for the six months ended June 30, 2000 and 26.0% and 23.5% of revenues for the fiscal years ended December 31, 1999 and 1998, respectively. We expect sales to foreign customers, such as Grupo Iusacell Celular S.A. de C.V. of Mexico and others to continue to account for a significant proportion of our revenues in fiscal year 2000.

   The terms of our master supply agreements for our SpotLight systems with our customers specify pricing terms, delivery terms, ordering lead times, invoicing terms and warranty and extended maintenance terms and procedures. In addition, pursuant to the agreements, we are generally obligated to indemnify our customers for certain third party claims and other losses. The agreements generally run for between one and two years and are generally terminable by either party at any time in their discretion.

   As of December 31, 1999, our backlog of orders was approximately $12.8 million, compared to backlog of $2.6 million as of December 31, 1998. We only include in backlog customer commitments which are scheduled to be shipped in the next six months. System orders in our current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Accordingly, although useful for internal scheduling of production resources, backlog as of any particular date may not be a reliable measure of sales for any future period.

Sales, Marketing and Customer Support

   We sell our smart antenna systems in the United States through a direct sales force supported by systems engineers. Our international sales and marketing efforts are conducted through distributors, our direct sales force and agents. Sales personnel are assigned on a customer account basis and are responsible for generating system sales, providing system and customer support and soliciting customer feedback for system development. We have entered into non-exclusive distribution agreements covering territories in Asia, Australia and New Zealand. In addition, sales personnel receive support from our marketing communications organization which is responsible for the branding and marketing of our products and services.

   Our sales and marketing efforts are primarily focused on establishing and developing long-term relationships with potential customers. A relationship with a new customer typically begins with a field trial or conditional sale in a particular market of a customer. These are designed to satisfy performance conditions prior to the completion of the sale. We generally only have one field trial or conditional sale per customer and the results of the field trial or conditional performance period must be approved at the senior level of our customers' management. Consequently, the sales process associated with the initial purchase of our systems is typically complex and lengthy, lasting in some cases up to 18 months. However, once the system successfully meets the applicable performance criteria, we typically negotiate and enter into corporate-wide master supply agreements. After this agreement is in place, purchasing decisions are generally made on a market-by-market basis pursuant to purchase orders placed under the master supply agreement which are not subject to the satisfaction of performance criteria. Consequently, the sales cycle for subsequent purchases by individual markets or regions is generally much shorter. Our SpotLight GSM system is currently in field trials in China, Taiwan and Australia.

   Our customer support organization performs network design, system installation, network optimization, training, consulting and repair and maintenance services to support our SpotLight systems. Recent improvements to our pre-shipment integration and testing processes at our manufacturing facility in Redmond, Washington, combined with the integration of experienced subcontractors into our installation teams, has significantly reduced installation times for our systems.

   Our customer services organization also offers services to optimize the network following the installation of a SpotLight system. These services utilize our expertise in radio frequency network design, knowledge of individual network configurations and knowledge of our SpotLight system capabilities.

   We generally warranty our systems for 12 months. Warranty support and extended maintenance services for our CDMA/analog systems are performed at our headquarters in Redmond, Washington and will be performed for GSM systems at our offices in Taipei, Taiwan.

Manufacturing

   We rely to a substantial extent on outside suppliers to manufacture many of the components and subassemblies used in our SpotLight systems. Our manufacturing operations at our Redmond, Washington facility consist primarily of supplier and commodity management and the assembling and testing of finished systems from the components and subassemblies purchased from these outside suppliers. We monitor quality at each stage of the production process, including the selection of component suppliers, the assembly of finished goods and final testing, packaging and shipping. We have been certified as ISO 9001 compliant since September 1998. We expect to begin manufacturing the SpotLight GSM systems in Taipei, Taiwan beginning in late fiscal year 2000.

   We rely on detailed sales forecasts to determine our production requirements and manage our inventory. Our assembly and testing processes have been designed to facilitate configuration of our systems tailored to the specific needs of our customers. We have programs focusing on material cost reduction and supply base management designed to reduce costs and reduce inventory exposures.

   Certain parts and components used in our smart antenna systems, including linear power amplifiers supplied by Powerwave Technologies, Inc. and integrated duplexer low noise amplifiers and filters supplied by Filtronic Comtek Ltd., are presently only available from a single source. We have a supply agreement with Powerwave Technologies, Inc. pursuant to which they have agreed to supply all linear power amplifiers ordered by us. Certain other parts and components are available from a limited number of sources. For a more detailed discussion of the risks associated with having a limited source of suppliers see the risk factor titled "Our reliance on a limited number of suppliers for our smart antenna systems could impair our ability to manufacture and deliver our systems on a timely basis."

Competition

   The market for spectrum management solutions is part of the broader market for wireless infrastructure equipment which is dominated by a number of large companies including Lucent, Motorola, Ericsson, Nortel, Nokia, Siemens, Alcatel and others. Our smart antenna systems compete with other solutions to expand network capacity. These alternative solutions include other smart antenna systems, additional base stations for capacity, deploying efficient digital technologies and various enhancements to digital technologies.

   Other smart antenna systems are offered by various competitors. Alcatel, Hazeltine, E-Systems, Boeing and Raytheon have offered smart antenna systems for analog networks. Arraycomm has offered a smart antenna product that is integrated into a Personal Handyphone System standard base station in Japan. Ericsson has announced a GSM smart antenna system called GSM Capacity Booster that includes an Ericsson base station as well as the smart antenna system. Nortel has offered a smart antenna equipped GSM base station in the past. Most of the large wireless infrastructure equipment providers, including Lucent, Motorola, Nortel, Ericsson, Nokia, Siemens, Alcatel, Samsung and NEC have large development organizations and have either announced their intention to examine smart antenna technologies, or have the core technology competence to do so for the CDMA, GSM, TDMA and 3G standards. If base station manufacturers successfully develop and integrate smart antenna solutions into their product offerings, it may materially and adversely affect our business.

   The addition of more cell sites often will provide more capacity to wireless networks and therefore is a substitute for our systems and, therefore, the cost of base station equipment contained in these cell sites has decreased in recent years and affects our ability to compete effectively. Other related costs for new cell sites including real estate, towers, and building construction generally have not declined. Base stations are sold by wireless infrastructure equipment manufacturers such as the companies listed above.

   Efficient digital technologies and enhancements to these technologies will provide more capacity to wireless networks and, therefore, are substitutes for our systems. These digital technologies include existing technologies, such as CDMA, GSM and TDMA, as well as emerging 3G standards, such as CDMA 2000 and WCDMA. There are enhancements to the existing CDMA and GSM standards, commonly referred to as 2.5G standards, which provide additional capacity. There are also various enhancements, such as improved voice coding for CDMA and various frequency hopping techniques for GSM, which are designed to increase the capacity of these standards. These digital technologies and various enhancements are also offered by the large wireless infrastructure equipment providers listed above. We believe that our smart antenna technology can be compatible with these digital technologies and their various enhancements. Our technology, and its ability to enhance capacity, is additive to the capacity enhancement provided by these digital technologies. Customers, however, may delay or cancel deployment of our smart antenna systems while they deploy these more efficient digital technologies and other enhancements which would harm our business.

   We believe the principal competitive factors in the spectrum management solutions market include:

  . expertise in the core technologies needed for radio frequency communication systems;

  . system performance, features and reliability;

  . price and performance characteristics;

  . timeliness of new system introductions;

  . customer service and support;

  . established customer relationships; and

  . size of installed customer base.

   We believe we will be competitive with respect to many of these factors; however most of our existing and potential competitors have longer operating histories, greater name recognition, larger installed customer bases, greater financial, technical, sales, marketing and other resources, and more established customer relationships. To be competitive we must invest significant resources to address these competitive factors and achieve customer satisfaction. If we fail to do so our smart antenna systems will not compete favorably with our competitors which will materially and adversely affect our business.

Intellectual Property

   We rely on patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We currently have 25 issued U.S. patents, 3 allowed U.S. patents and 48 pending U.S. patent applications. In addition, we are seeking patent protection for our inventions in foreign countries. The patent positions of companies in the worldwide wireless communications industry are generally uncertain and involve complex legal and factual questions. We cannot be certain that patents will be issued with respect to pending or future patent applications or that our patents will be upheld as valid or will be sufficient to prevent the development of competitive products. While we believe that our patents will make it more difficult for competitors to develop and market similar products, our patents may be invalidated, circumvented or challenged. Our patent rights may fail to provide us with competitive advantages.

   We have received two registered federal copyrights for our software and four more copyright applications are pending. The source code for our proprietary software is also protected as a trade secret. In addition, we enter into confidentiality agreements with our employees, customers, vendors and strategic partners, and control access to, and the distribution of our software, documentation and other confidential and proprietary information. Our primary trademarks are registered with the U.S. Patent and Trademark Office and certain other foreign jurisdictions. We have applied for trademark protection for a number of other marks which are pending in the United States and in foreign countries.

   Despite these efforts, it may be possible for unauthorized third parties to copy certain portions of our intellectual property contained in our systems, design around our patents, or to reverse-engineer or otherwise obtain and use our proprietary information. In addition, the laws of some countries do not protect our proprietary rights to the same extent as the laws of the United States. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use, which could significantly harm our business. We may have to pursue litigation in the future to enforce our proprietary rights or to defend against claims of infringement. These claims, regardless of their merits, may require us to enter into license arrangements or may result in protracted and costly litigation.

   In addition, we cannot be certain that others will not develop substantially equivalent or superceding proprietary technology, or that equivalent products will not be marketed in competition with our smart antenna systems, thereby substantially reducing the value of our proprietary rights.

   Patents and patent applications relating to products used in the wireless communications industry are numerous. Current and potential competitors and other third parties may have been issued or in the future may be issued patents, or may obtain additional proprietary rights relating to products used or proposed to be used by us. We may not be aware of all patents or patent applications that may materially affect our ability to make, use or sell any current or future products. From time to time, third parties have asserted patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the spectrum management market grows and the functionality of products overlaps. Third parties may assert infringement claims against us in the future, and such assertions could result in costly litigation, the diversion of management and engineering resources and require us to obtain a license to intellectual property rights of such parties. There can be no assurance that these licenses would be available on terms acceptable to us, if at all. Any failure to obtain a license from any third party asserting claims in the future or defense of any third party lawsuit could materially and adversely affect our business and operating results.

Government Regulation

   Our smart antenna systems must obtain regulatory approval to be used. In the United States, our systems must be certified by the Federal Communications Commission before sales to customers may commence. Smart antenna systems must be certified by the FCC to ensure that they will not cause wireless base stations to exceed the prescribed technical standards. In addition, these systems are required to comply with electrical safety standards to ensure that the base station operators will be in compliance with relevant Occupational Safety and Health Administration's regulations.

   Other countries have similar regulations that must be complied with before our systems can be used. Foreign countries' regulatory programs are generally similar to those in the United States. In most jurisdictions, smart antenna systems must be of a type approved for use with cellular base stations under national standards specific to each country. Smart antennas are also required to demonstrate compliance with electrical safety standards that may be national or international in scope. These governmental approval processes frequently involve substantial delay, which could result in the cancellation, postponement or rescheduling of systems by our customers. Any event like this in turn may adversely affect our ability to sell systems to these customers. Because of the expenses associated with government approvals of our systems in some countries, we only plan to seek product approval in those countries once we have a customer who intends to purchase our systems. This practice may take several months and may deter customers or contribute to delays in receiving or filling orders.

   In addition, our customers' operations are subject to extensive government regulations. To the extent that our customers are delayed in deploying their wireless networks as a result of existing or new standards or regulations, we could experience delays in orders. These delays could materially and adversely affect on our business and operating results.

   We are also subject to U.S. government export controls. Our sales and distributorship agreements require that the export or resale of our systems to end users located in other countries must be in compliance with U.S. export controls.

Employees

   As of June 30, 2000, we had 295 employees, of which 117 were primarily engaged in research, development and product management, 47 in manufacturing, 80 in sales, marketing and customer support and 51 in general and administration. With the acquisition of Adaptive Telecom, our total number of employees increased to 313. We have no collective bargaining agreement with our employees and we have never experienced a work stoppage. We believe that our employee relations are good.

Facilities

   We are headquartered in Redmond, Washington, where we lease an aggregate of approximately 96,000 square feet, housing our principal administrative, sales and marketing, customer support and manufacturing facilities. Our lease for this facility expires on May 31, 2005 and we have an option to renew this lease for two additional five year terms. We sublease approximately 13,000 square feet of this space. We have a three-year lease for sales, service and manufacturing facilities totaling approximately 14,500 square feet in Taipei, Taiwan and a five-year lease for a sales and engineering support office in Dallas, Texas. Through our acquisition of Adaptive Telecom, we also have a facility in Campbell, California. In addition, we have representative offices in Sao Paulo, Brazil and Shanghai, China that are subject to short-term leases.

Legal Proceedings

   We may become involved in legal proceedings from time to time in the ordinary course of business. As of the date of this prospectus, we are not involved in any pending material legal proceedings.

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

                                   MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors and their ages as of September 30, 2000 are as follows:

Name                     Age Position
----                     --- --------
Robert H. Hunsberger....  54 Chairman of the Board and Chief Executive Officer

Stuart W. Fuhlendorf....  38 Senior Vice President and Chief Financial Officer

Shimon Scherzer.........  51 Chief Technical Officer

Victor K. Liang.........  48 President, GSM

Albert Jordan...........  39 President, CDMA

Martin J. Feuerstein....  37 Senior Vice President and General Manager, Embedded and Data Products

Richard P. Henderson....  39 Senior Vice President and General Manager, SpotLight CDMA

Douglas O. Reudink......  61 Director and Strategic Advisor

Bandel L. Carano(1).....  39 Director

Bruce C. Edwards........  46 Director

David R. Hathaway(1)....  56 Director

Scot B. Jarvis(1)(2)....  40 Director

Jennifer Gill
 Roberts(2).............  37 Director

David A. Twyver(2)......  53 Director

--------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

   Robert H. Hunsberger has served as our chief executive officer since July 1997, chairman of the board of directors since October 2000 and president from July 1997 until October 2000. From 1995 to July 1997, Mr. Hunsberger served as senior vice president and general manager of Siemens Business Communications Systems, Inc., a telecommunications company and a wholly owned subsidiary of Siemens. From 1981 to 1995, Mr. Hunsberger held various executive positions at Nortel, a telecommunications company, including vice president of sales and marketing of its wireless networks division from 1993 to 1995 and vice president of market development of its wireless networks division and vice president of cellular systems from 1991 to 1993. Mr. Hunsberger holds a B.S. from the University of Virginia and an M.B.A. from Arizona State University.

   Stuart W. Fuhlendorf has served as our senior vice president and chief financial officer since March 2000. From 1993 to March 2000, Mr. Fuhlendorf served as chief financial officer of EFTC Corporation, formerly Electronic Fab Technology Corporation, an electronic component manufacturing company. Mr. Fuhlendorf holds a B.A. from the University of Northern Colorado and an M.B.A. from the University of San Diego.

   Shimon Scherzer has served as our chief technical officer since October 2000 and senior vice president of technology from September to October 2000. Mr. Scherzer was a founder of Adaptive Telecom and served as chief technical officer of Adaptive Telecom from 1997 to September 2000. From 1987 until 1996, Mr. Scherzer held several positions at Lucas Zeta, Inc., a defense electronics company. Most recently, he was vice president of engineering. Mr. Scherzer holds a B.S.E.E. from Technion, in Haifa, Israel.

   Victor K. Liang has served as our president, GSM since October 2000, senior vice president of GSM products group since July 1998 and general manager of Metawave Communications Taiwan Ltd., a subsidiary since October 1998. From 1989 until March 1998, Mr. Liang held various senior executive positions with Siemens and its subsidiaries, most recently serving as managing director of two Siemens' joint ventures in China, Siemens Shanghai Mobile Communications and Siemens Shanghai Communication Terminals. From 1995 to 1998, Mr. Liang served as vice president of wireless products group at Siemens Stromberg-Carlson. From 1994 to 1995, he served as Senior Director at Siemens A.G., Munich, Germany and from 1989 through 1994 he served as vice president product development of Siemens Telecommunications Ltd. in Taiwan. Mr. Liang holds a B.S. from Chiao Tung University in Taiwan and a degree in Business Administration from Cheng Chih University.

   Albert Jordan has served as our president, CDMA since October 2000 and senior vice president of CDMA products from September to October 2000. From May 2000 to September 2000, Mr. Jordan served as president and chief executive officer of Adaptive Telecom. From 1994 to April 2000, Mr. Jordan served in a variety of positions at Lucent Technologies. Most recently, Mr. Jordan was Director of Product Management and Strategy for Lucent's Mobile Internet Group. From 1997 to 1999, Mr. Jordan was the Product Line Manager of Lucent's CDMA infrastructure business. From 1995 to 1997, Mr. Jordan was the Product Team Leader for Lucent's Flexent line of base stations and network elements. Mr. Jordan holds a B.A. from Claremont McKenna College, as well as a B.S.E.E., M.S.E.E. and an M.B.A. from Stanford University.

   Martin J. Feuerstein has served as our senior vice president and general manager, embedded and data products since October 2000, vice president of product development since August 1998 and director of research from March 1997 to July 1998. From 1995 to March 1997, Dr. Feuerstein served as technical manager at Lucent. From 1992 to 1995, he served as a senior member technical staff at US WEST. Mr. Feuerstein holds a B.E. from Vanderbilt University, an M.S. from Northwestern University and a Ph.D. from Virginia Polytechnic Institute.

   Richard P. Henderson has served as our senior vice president and general manager, SpotLight CDMA since October 2000 and vice president of sales and marketing since December 1997. From 1984 to 1997, Mr. Henderson held various sales and marketing positions at Nortel, most recently serving as vice president of marketing operations from 1996 to 1997 and sales account director from 1992 to 1995. Mr. Henderson holds a B.S. from Texas A&M University and an M.B.A. from the University of Dallas.

   Douglas O. Reudink, a co-founder, has served as one of our directors since 1995. Dr. Reudink served as our chief technical officer from our inception until October 2000 and as chairman of the board of directors from April 1997 until October 2000 and is currently serving as a Strategic Advisor. From 1991 to 1995, Dr. Reudink served as director of wireless planning at US WEST NewVector Group, Inc., a wireless telecommunications company. From 1986 to 1991, he served as the director of Laboratories of the High Technology Center at The Boeing Company, an aerospace company. Prior to 1986, Dr. Reudink served 20 years at the Bell Laboratories division of AT&T Corporation, a telecommunications company, in various research and management positions. Dr. Reudink holds a B.S. from Linfield College and a Ph.D. from Oregon State University.

   Bandel L. Carano has served as one of our directors since 1995. Mr. Carano has been a general partner of Oak Investment Partners, a venture capital firm, since 1987. Mr. Carano serves as a member of the investment advisory board of the Stanford University Engineering Venture Fund. Mr. Carano also serves as a member of the board of directors of Wireless Facilities, Inc., a systems integrator for wireless service providers, and Virata Corporation, a manufacturer of digital subscriber line chip sets. Mr. Carano holds a B.S. and an M.S. from Stanford University.

   Bruce C. Edwards has served as one of our directors since May 1998. Mr. Edwards has served as president, chief executive officer and a director of Powerwave Technologies, Inc., a telecommunications equipment company, since February 1996. Mr. Edwards was executive vice president, chief financial officer and a director of AST Research, Inc., a personal computer company, from 1994 to December 1995 and senior vice president of finance and chief financial officer of AST from 1988 to 1994. Mr. Edwards also serves as a director of Emulex Corporation, a publicly-held computer equipment/peripheral company, and Silicon Wave, a privately-held consumer electronics/communications company. Mr. Edwards holds a B.S. from Rider University and an M.B.A. from the New York Institute of Technology.

   David R. Hathaway has served as one of our directors since 1995. Mr. Hathaway has been a general partner of the venture capital firms Venrock Associates, Venrock Associates II, L.P. and Venrock Associates III, L.P. since 1980, 1995 and July 2000, respectively. Mr. Hathaway serves as a director of several private companies. Mr. Hathaway holds a B.A. from Yale University.

   Scot B. Jarvis has served as one of our directors since February 1998. Mr. Jarvis is a co-founder and managing member of Cedar Grove Partners, LLC, a privately owned investment company. From 1994 to 1997, Mr. Jarvis was co-founder and executive vice president of NEXTLINK Communications, Inc., a wireless service operator. Mr. Jarvis serves as a director of Wireless Facilities, Inc., a wireless telecommunications company, Point.com, Inc., an Internet services company, Leap Wireless International, Inc., a wireless communications company, and Cricket Communications, Inc., a wireless communications company. Mr. Jarvis holds a B.A. from the University of Washington.

   Jennifer Gill Roberts has served as one of our directors since 1995. Ms. Roberts has been a general partner of Sevin Rosen Funds, a venture capital firm, since 1994. Ms. Roberts serves as a director of several private companies. Ms. Roberts holds a B.S. and an M.B.A. from Stanford University and an M.S. from the University of Texas.

   David A. Twyver has served as one of our directors since May 1998. He is currently president and chief executive officer of Ensemble Communications Inc., a wireless communications equipment company. From 1996 to 1997, Mr. Twyver served as chief executive officer of Teledesic Corporation, a satellite telecommunications company. From 1974 to 1996, Mr. Twyver served in several management positions at Nortel, most recently serving as president of the wireless networks group from 1993 to 1996. Mr. Twyver serves as a director of Airspan Networks, a wireless communications company, as well as several private companies. Mr. Twyver holds a B.S. from the University of Saskatchewan.

Board Composition

   Our bylaws currently provide for a board of directors consisting of nine members. All directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Our officers are appointed annually and serve at the discretion of the board of directors.

Committees of the Board of Directors

   The members of the audit committee are Scot Jarvis, Jennifer Gill Roberts and David Twyver. The audit committee reviews the results and scope of the audit and other services provided by our independent auditors.

   The members of the compensation committee are Bandel Carano, David Hathaway and Scot Jarvis. The compensation committee reviews and approves the compensation and benefits for our executive officers, administers our stock purchase and stock option plans and makes recommendations to the board of directors regarding such matters.

Board Compensation

   Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and the grant of stock options, directors are not compensated for their services as directors, except for Bruce Edwards, Scot Jarvis and David Twyver who each receive $1,000 for each board meeting attended and $500 for each committee meeting attended. Directors who are our employees are eligible to participate in the 1995 Stock Option Plan, the 1998 Stock Option Plan, the 2000 Stock Option Plan and the 2000 Employee Stock Purchase Plan. Directors who are not our employees are eligible to participate in the 1998 Amended and Restated Directors' Stock Option Plan. See "Stock Plans."

Compensation Committee Interlocks and Insider Participation

   No member of the compensation committee has at any time been an officer or employee of ours or any subsidiary of ours. See "Certain Relationships and Related Transactions" for a description of certain transactions and relationships between us and Bandel Carano, Bruce Edwards, David Hathaway, Jennifer Gill Roberts and Scot Jarvis and entities affiliated with them.

Executive Compensation

   The following table sets forth information concerning compensation awarded to, earned by or paid to our chief executive officer and our four other most highly compensated executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1999 (collectively, our "Named Executive Officers").

                           Summary Compensation Table

                                         Annual
                                      Compensation      Long-Term Compensation
                                    ----------------- --------------------------
                                                      Securities
                                                      Underlying    All Other
Name and Principal Position          Salary  Bonus(1)  Options   Compensation(2)
---------------------------         -------- -------- ---------- ---------------
Robert H. Hunsberger, Chairman and
 Chief Executive Officer..........  $270,766 $12,150    66,666       $  912
Richard P. Henderson, Senior Vice
 President and General Manager,
 SpotLight CDMA...................   159,539  80,686    10,000          262
Victor K. Liang, President, GSM...   190,263   4,309    86,666          567
Douglas O. Reudink, Chairman and
 Chief Technology Officer (as of
 December 31, 1999)...............   175,488   7,875    33,333        2,364
Martin J. Feuerstein, Senior Vice
 President and General Manager,
 Embedded and Data Products.......   139,604  21,075    30,000          251

--------
(1) Bonus represents the amount earned by the employee in 1999 and includes commissions.

(2) Consists of life insurance premiums paid by us.

   The following table sets forth information for each of our Named Executive Officers concerning stock options granted to them during the fiscal year ended December 31, 1999.

                       Option Grants in Fiscal Year 1999

                                                                        Potential Realizable
                                                                          Value at Assumed
                         Number of  Percentage of                       Annual Rates of Stock
                           Shares   Total Options                       Price Appreciation for
                         Underlying  Granted to   Exercise                  Option Term(5)
                           Options    Employees   Price per Expiration -----------------------
Name                     Granted(1)  in 1999(2)   Share(3)   Date(4)       5%          10%
----                     ---------- ------------- --------- ---------- ---------- ------------
Robert H. Hunsberger....   66,666        4.8%       $6.75    6/22/09   $  527,332 $  1,106,234
Richard P. Henderson....   10,000        0.7         6.75    6/22/09       79,101      165,937
Victor K. Liang.........   26,666        1.9         6.75    6/22/09      210,929      442,487
                           60,000        4.2         6.75    5/19/09      474,603      995,621
Douglas O. Reudink......   33,333        2.4         6.75    6/22/09      263,666      553,117
Martin J. Feuerstein....   10,000        0.7         6.75    5/19/09       79,101      165,937
                           20,000        1.4         6.75    6/22/09      158,201      331,874

--------
(1) Each of the above options was granted pursuant to our 1998 Stock Option
    Plan.

(2) In the last fiscal year, we granted options to employees to purchase an aggregate of 1,386,736 shares.

(3) In determining the fair market value of our common stock, our board of directors considered factors such as our financial condition and business prospects, our operating results, the absence of a market for our common stock and the risks normally associated with companies comparable to us.

(4) Options granted on June 22, 1999 and expiring on June 22, 2009 vested 50% upon the effectiveness of our initial public offering on April 26, 2000 and the remaining 50% vests on April 26, 2001. Those options granted on May 19, 1999 vest 25% one year from date of grant and the remaining 75% vest monthly over three years.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These figures are based on the initial offering price of $9.00 per share.

               Option Grants in the First Three Quarters of 2000

   The following table provides certain information concerning the number and value of options granted to our Named Executive Officers in the first three quarters of 2000.

                                      Percentage of                     Potential Realizable
                                      Total Options                       Value at Assumed
                         Number of     Granted to                       Annual Rates of Stock
                           Shares     Employees in  Exercise             Price Appreciation
                         Underlying     the First    Price               for Option Term(5)
                          Options      Quarter of     Per    Expiration ---------------------
Name                      Granted        2000(3)    Share(4)    Date        5%        10%
----                     ----------   ------------- -------- ---------- ---------- ----------
Robert H. Hunsberger....  166,666(1)       7.4%      $6.00    1/20/10   $1,443,336 $2,890,602
Richard P. Henderson....   10,000(1)       0.4%       6.00    1/20/10       86,601    173,437
                           50,000(2)       2.2%      13.94    5/16/10      438,340  1,110,838
Victor K. Liang.........   40,000(2)       1.8%      13.94    5/16/10      350,672    888,671
Douglas O. Reudink......      --           --          --         --           --         --
Martin J. Feuerstein....   13,333(1)       0.6%       6.00    1/20/10      115,464    231,243
                           50,000(2)       2.2%      13.94    5/16/00      438,340  1,110,838
Stuart W. Fuhlendorf....  310,000(1)      13.8%      12.00    3/27/10      824,616  3,516,541

--------
(1) Option granted pursuant to our 1998 Stock Option Plan.

(2) Option granted pursuant to our 2000 Stock Plan.

(3) In the first three quarters of 2000, we granted options to employees to purchase an aggregate of 2,253,270 shares.

(4) In determining the fair market value of our common stock, our board of directors considered factors such as our financial condition and business prospects, our operating results, the absence of a market for our common stock and the risks normally associated with companies comparable to us.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These figures are based on the initial public offering price of $9.00 per share.

        Option Exercises in Last Fiscal Year and Year-End Option Values

   There were no option exercises by our Named Executive Officers in 1999. The following table provides information concerning the number and value of unexercised options held by each of our Named Executive Officers as of December 31, 1999.

                                  Number of Securities
                                       Underlying          Value of Unexercised
                                 Unexercised Options at   In-the-Money Options at
                                  December 31, 1999(1)     December 31, 1999(2)
                                 ------------------------ ------------------------
Name                               Vested     Unvested      Vested     Unvested
----                             ----------- ------------ ----------- ------------
Robert H. Hunsberger............     356,500     304,166  $ 2,925,375 $ 2,066,625
Richard P. Henderson............      55,554      61,112      333,328     329,172
Victor K. Liang.................      46,040     240,626          --          --
Douglas O. Reudink..............         --       33,333          --       75,000
Martin J. Feuerstein............      35,110      61,556      116,288      70,892

--------
(1) Certain options granted under the 1998 Stock Option Plan and the 1995 Stock Option Plan may be exercised immediately upon grant and prior to full vesting, subject to the optionee's entering into a restricted stock purchase agreement with us with respect to any unvested shares. The unvested shares are subject to a right of repurchase in favor of Metawave which lapses over time.

(2) Based on the initial public offering price of $9.00 per share, minus the exercise price, multiplied by the number of shares underlying the option.

Severance Arrangements

   We have entered into severance arrangements with Robert H. Hunsberger, chief executive officer, Stuart W. Fuhlendorf, senior vice president and chief financial officer, Shimon Scherzer, chief technical officer, Victor K. Liang, president, GSM, Albert Jordan, president, CDMA, Richard P. Henderson, senior vice president and general manager, SpotLight CDMA and Douglas O. Reudink, our former chairman and chief technical officer, who is currently serving as a strategic advisor.

   On July 7, 1995, in connection with the Series A preferred stock financing, we entered into an agreement with Dr. Reudink which provides that if we were to terminate his employment without cause after July 7, 1996, we would be obligated to make a lump-sum payment to Dr. Reudink equal to six months of his then-current base salary and to provide benefits for six months following termination. In connection with this agreement, Dr. Reudink entered into a one-year non-competition agreement effective upon the termination of his employment with us.

   On June 27, 1997, in connection with the employment of Mr. Hunsberger, we entered into an arrangement with Mr. Hunsberger which provides that if we were to terminate his employment without cause, we would be obligated to make a lump-sum payment to Mr. Hunsberger equal to twelve months of his then-current base salary and provide benefits for twelve months following termination.

   On October 29, 1997, in connection with the employment of Mr. Henderson, we entered into an arrangement with Mr. Henderson which provides that if we were to terminate his employment without cause, we would be obligated to make a lump-sum payment to Mr. Henderson equal to six months of his then-current base salary.

   On July 23, 1998, in connection with the employment of Mr. Liang, we entered into an arrangement with Mr. Liang that provides that if we were to terminate his employment without cause within the first two years of his employment, we would be obligated to make a lump-sum payment to Mr. Liang equal to six months of his then-current base salary.

   On March 10, 2000, in connection with the employment of Mr. Fuhlendorf, we entered into an agreement with Mr. Fuhlendorf that provides that if we were to terminate his employment without cause, we would be obligated to make a lump sum payment to Mr. Fuhlendorf equal to six months of his then-current base salary.

   On September 21, 2000, in connection with our acquisition of Adaptive Telecom, we entered into an agreement with Mr. Jordan that provides that if Mr. Jordan were to resign his employment within the first year of his employment for good reason or if we were to terminate his employment without cause within the first year of employment, we would be obligated to make a lump sum payment to Mr. Jordan equal to twelve months of his then-current base salary. The agreement also provides that if he were to resign his employment for good reason after the first year of employment or we were to terminate his employment without cause after the first year of his employment, we would be obligated to make a lump sum payment to Mr. Jordan equal to six months of his then-current base salary.

   On September 21, 2000, in connection with our acquisition of Adaptive Telecom, we entered into an agreement with Mr. Scherzer that provides that if he were to resign his employment for good reason after the first year of employment or we were to terminate his employment without cause within the first year of employment, we would be obligated to make a lump sum payment to Mr. Scherzer equal to twelve months of his then-current base salary, and if he were to resign his employment for good reason after the first year of employment or we were to terminate his employment without cause after the first year of his employment, we would be obligated to make a lump sum payment to Mr. Scherzer equal to six months of his then-current base salary.

Stock Plans

   2000 Stock Plan. Our 2000 stock option plan provides for the grant of incentive stock options to employees, including employee directors, and of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The purposes of the 2000 stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. The 2000 plan was originally adopted by our board of directors in February 2000 and was approved by our stockholders in April 2000. The 2000 plan provides for this issuance of options and rights to purchase up to 1,333,333 shares of our common stock, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2001 through 2009 equal to the lesser of 2,000,000 shares, 5% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a lesser number of shares as our board of directors determines. As of September 30, 2000, options to purchase 1,218,436 shares of Common Stock with a weighted average exercise price of $16.36 were outstanding, 138 shares have been issued upon exercise of options issued under the plan with a weighted average purchase price of $14.22 and 114,897 shares remain available for future grant. Unless terminated earlier by the board of directors, the 2000 plan will terminate ten years following its effective date.

   The 2000 plan may be administered by the board of directors or a committee of the board, each known as the administrator. The administrator determines the terms of options and stock purchase rights granted under the 2000 plan, including the number of shares subject to the award, the exercise or purchase price, and the vesting and/or exercisability of the award and any other conditions to which the award is subject. No employee may receive awards for more than 1,333,333 shares under the 2000 plan in any fiscal year. Incentive stock options granted under the 2000 plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant. The plan does not impose restrictions on the exercise or purchase price applicable to nonstatutory stock options and stock purchase rights, although we expect that nonstatutory stock options and stock purchase rights granted to our Chief Executive Officer and our four other most highly compensated officers will generally equal at least 100% of the grant date fair market value. Payment of the exercise or purchase price may be made in cash or any other consideration allowed by the administrator.

   With respect to options granted under the 2000 plan, the administrator determines the term of options, which may not exceed 10 years. Generally, an option is nontransferable other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by such optionee. In certain circumstances, the administrator has the discretion to grant nonstatutory stock options with limited transferability rights. Stock options are generally subject to vesting, meaning that the optionee earns the right to exercise the option over a specified period of time only if he or she continues to provide services to Metawave over that period. Shares of stock issued pursuant to stock purchase rights granted under the 2000 plan are generally subject to a repurchase right exercisable by Metawave upon the termination of the holder's employment or consulting relationship with us for any reason (which lapses in accordance with the terms of the stock purchase right determined by the administrator at the time of grant). In addition, the 2000 stock plan provides that options to purchase vested shares will terminate, and we will have the right to repurchase vested shares issued under the plan, if we terminate a participant's employment or consulting relationship with us for cause.

   If we are acquired, we would expect that options and stock purchase rights outstanding under the 2000 plan at the time of the transaction would be assumed or replaced with substitute options by our acquiror. If our acquiror did not assume or replace outstanding awards, then the vesting of these awards would accelerate so that the holder of an outstanding award would be able to exercise and retain the number of shares that he or she would have vested in had he or she continued working for us for another 12 months (if the holder had been employed by us for less than 2 years at the time of the acquisition) or for another 24 months (if the holder had been employed for us for 2 years or more at the time of the acquisition) from the acquisition date. In addition, if our acquiror assumed or replaced outstanding awards at the time of the acquisition and a plan participant holding assumed or replaced awards experienced an involuntary termination of his or her employment or consulting relationship within six months following the transaction, then the vesting of outstanding options or stock held by any such person who is not a Section 16 reporting person at the time of the acquisition would accelerate as to 12 or 24 months (depending upon the duration of the person's service relationship with us and our acquiror as described above), and as to all the shares underlying an award held by a person who is a Section 16 reporting officer at the time of the acquisition. Outstanding awards, the number of shares remaining available for issuance under the 2000 plan, the maximum number of shares subject to awards that may be granted to an employee during a year and the fixed number in the plan's evergreen formula will adjust in the event of a stock split, stock dividend or other similar change in our capital stock. The administrator has the authority to amend or terminate the 2000 plan, but no action may be taken that impairs the rights of any holder of an outstanding option or stock purchase right without the holder's consent. In addition, we must obtain stockholder approval of amendments to the plan as required by applicable law.

   1995 and 1998 Stock Option Plans. In addition to our 2000 stock plan, we have two prior employee stock plans, our Third Amended and Restated 1995 Stock Option Plan and our 1998 Stock Option Plan. These plans provide for the grant of incentive stock options to employees, including employee directors, and the grant of nonstatutory stock options to employees, consultants and directors.

   Our 1995 stock plan was originally adopted by our board of directors in August 1995 and approved by our stockholders in January 1996. It has been amended several times since its adoption such that there are currently 2,766,666 shares of common stock reserved for issuance under this plan. As of September 30, 2000, options to purchase 2,699,687 shares of common stock at a weighted average exercise price of $4.72 were outstanding, 962,153 shares with a weighted average purchase price of $4.74 have been issued upon exercise of options and 66,979 shares remain available for issuance under our 1995 plan. Unless terminated earlier, the 1995 plan will terminate in August 2005.

   Our 1998 stock option plan was originally adopted by our board of directors in May 1998 and approved by our stockholders in September 1998. An aggregate of 1,763,369 shares of common stock has been reserved for issuance under the 1998 plan. As of September 30, 2000, options to purchase 1,602,310 shares of common stock at a weighted average exercise price of $8.42 were outstanding, 16,485 shares with a weighted average exercise price of $8.58 have been issued upon exercise of options and 232,787 shares remain available for future grant. Unless terminated earlier, this plan will terminate in May 2008.

   The terms of awards issued under our 1995 and 1998 plans are generally the same as those that may be issued under our 2000 stock plan, except with respect to the following features. Neither the 1995 plan nor the 1998 plan provides for the issuance of stock purchase rights to employees and consultants. The 1998 plan provides that, as of our first stockholders meeting following the third calendar year after the year in which this offering takes place, the maximum number of shares that may be granted to any individual employee during a fiscal year is 566,666 shares. The 1995 plan does not impose an annual limitation on the number of shares of stock subject to options that may be granted to any individual employee during a fiscal year. Under both plans, generally an option is nontransferable other than by will or the laws or descent or distribution. In addition, the 1995 Stock Option Plan does not provide for forfeiture of vested options or stock upon a termination of the holder's service relationship with us for cause.

   Assumed Adaptive Telecom 1997 Stock Plan. We assumed the Adaptive Telecom 1997 Stock Plan in connection with our acquisition of Adaptive Telecom in September 2000. The Adaptive Telecom plan provided for the grant to employees of incentive stock options and the grant of nonstatutory stock options and stock purchase rights to employees, consultants and directors. As of September 21, 2000, options to purchase 124,377 shares of common stock at a weighted average of $19.69 were outstanding under this plan. The terms of options issued under the Adaptive Telecom 1997 stock plan are generally the same as those that may be issued under our 2000 stock plan. In the event of a sale of all or substantially all of our assets or merger with or into another corporation, or other change of control event in which our acquiror did not assume or replace with substitute options outstanding awards, the Adaptive Telecom plan provides for full acceleration of vesting for all options.

   2000 Employee Stock Plan. Our 2000 employee stock purchase plan was adopted by the board of directors in February 2000 and was approved by our stockholders in April 2000. A total of 233,333 shares of common stock has been reserved for issuance under the 2000 purchase plan, none of which have been issued as of the date of this offering. The number of shares reserved for issuance under the 2000 purchase plan will be subject to an automatic annual increase on the first day of each of our fiscal years beginning in 2001 through 2010 equal to the lesser of 266,666 shares, 1% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as the board of directors determines. The 2000 purchase plan becomes effective upon the date of this offering. Unless terminated earlier by the board of directors, this plan will terminate in February 2020.

   The 2000 purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be implemented by a series of overlapping offering periods of approximately 24 months' duration, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. Each offering period will generally consist of four consecutive purchase periods of six months' duration, at the end of which an automatic purchase will be made for participants. The initial offering period commenced on April 26, 2000, the effective date of our initial public offering, and ends on April 30, 2002; the initial purchase period began on April 26, 2000 and ended on October 31, 2000, with subsequent purchase periods ending on April 30, 2001, October 31, 2001 and April 30, 2002. The 2000 purchase plan will be administered by the board of directors or by a committee appointed by the board. Our employees (including officers and employee directors), or of any majority-owned subsidiary designated by the board, are eligible to participate in the 2000 purchase plan if they are employed by us or a designated subsidiary for at least 20 hours per week and more than five months per year. The 2000 purchase plan permits eligible employees to purchase common stock through payroll deductions at a rate of not more than 15% of an employee's compensation. The purchase price is equal to the lower of 85% of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period, subject to certain adjustments as provided in the plan. Employees may end their participation in the 2000 purchase plan at any time during an offering period, and participation ends automatically on termination of employment. No employee may purchase more than 1,333 shares of common stock under the 2000 Purchase Plan in any one purchase period.

   If we merge or consolidate with or into another corporation or sell all or substantially all of our assets, each right to purchase stock under the 2000 purchase plan will be assumed or an equivalent right substituted by our acquiror. If our acquiror did not agree to assume or substitute stock purchase rights, any offering period and purchase period then in progress would be shortened and a new exercise date occurring prior to the closing of the transaction would be set. Outstanding awards, shares remaining available for issuance under the plan, the fixed number in the plan's evergreen formula, and the maximum number of shares that may be purchased during a six-month purchase period will each adjust in the event of a stock split, stock dividend or other similar change in our capital stock. Our board of directors has the power to amend or terminate the 2000 purchase plan and to change or terminate offering periods as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. However, the board of directors may amend or terminate the 2000 purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

   Amended and Restated 1998 Directors' Stock Option Plan. The 1998 directors' stock option was adopted by the board of directors in February 1998 and approved by our stockholders in April 1998. It was amended in February 2000 by our board of directors to increase the total number of shares of common stock reserved for issuance under the plan to 466,666 shares, and our stockholders approved this amendment in April 2000. As of September 30, 2000, options to purchase 149,994 shares of common stock with a weighted average exercise price of $6.38 were outstanding and 16,666 shares had been purchased upon exercise of options issued under the plan with a weighted average price of $12.00 and 316,672 shares remain available for future grant.

   The directors' plan provides for the grant of nonstatutory stock options to our nonemployee directors. The plan provides for automatic formula grants to our nonemployee directors. The directors' plan is designed to work without administration; however, to the extent administration is necessary, it will be performed by our board of directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which a director has a personal interest. Unless terminated earlier, the directors' plan will terminate in February 2008.

   The directors' plan provides that each person who becomes a nonemployee director will be granted a nonstatutory stock option to purchase 16,666 shares of common stock on the date on which such individual first becomes a member of our board of directors. In addition, on the date of each annual stockholders meeting, each nonemployee director who will continue serving on the board following the meeting and who has been a director of Metawave for at least six months prior to the meeting date will be granted an option to purchase 6,666 shares of common stock.

   All options granted under the directors' plan will have a term of ten years and an exercise price equal to the fair market value of on the date of grant and will be transferable only to members of a directors' immediate family and to trusts and other entities for the benefit their family members. Options granted under the directors' plan to new nonemployee directors following this offering will vest as to 25% of the shares underlying the option on the first anniversary of the date of the option grant and as to 1/48th of the shares each month after the first anniversary so that these options will be fully vested on the fourth anniversary of the grant date. Options granted to our nonemployee directors at the time of each annual stockholders meeting following this offering will vest as to 1/36th of the shares underlying the option so that these options will be fully vested on the third anniversary of the grant date. If Metawave determines that a director has engaged in fraud, embezzlement or similar acts against us, or if a director has disclosed information that is confidential to Metawave or engaged in any conduct constituting unfair competition against us, we have the right to suspend or terminate that director's right to exercise an option under the directors' plan.

   If we are acquired by another corporation, we would expect each option outstanding under our 1998 directors' plan to be assumed or replaced with equivalent options by our acquiror. If our acquiror did not assume or replace outstanding options, then the vesting of outstanding awards would accelerate so that nonemployee directors holding options would be able to exercise and retain the number of shares that he or she would have vested in had he or she continued serving as a member of our board of directors for us for another 12 months (if the director had been a member of our board us for less than 2 years at the time of the acquisition) or for another 24 months (if he or she had been a member of our board for 2 years or more at the time of the acquisition) following the acquisition date. Outstanding awards, the number of shares remaining available for grant under the plan, and the number of shares subject to the automatic director grants described above will each adjust in the event of a stock split, stock dividend or other similar change in our capital stock. Our board of directors may amend or terminate the directors' plan as long as such action does not adversely affect any outstanding option. We will obtain stockholder approval for any amendment to the plan to the extent required by applicable law.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by the Delaware General Corporation Law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability for:

  . any breach of the director's duty of loyalty to us or to our stockholders,

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  . unlawful payments of dividends or unlawful stock repurchases or redemptions, or

  . any transaction from which a director derives an improper personal benefit.

   Our bylaws provide that we shall indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of an indemnified party. Our bylaws also permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer, employee or other agent of Metawave upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification. This advancement of expenses is subject to authorization by the board of directors in the case of non-executive officers, employees and agents.

   We have entered into separate indemnification agreements with each of our directors and officers. These agreements require us, among other things, to indemnify the director or officer against expenses, including attorney's fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of his or her status or service as one of our directors or officers other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us. We believe that our certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

   At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Sales of Equity Securities

   Certain stock option grants to our directors and executive officers are described herein under the caption "Management--Executive Compensation."

   Since June 1997, we have issued, in private placement transactions, shares of stock as follows:

  . an aggregate of 2,397,727 shares of Series D preferred stock at $8.00 per share in August 1997;

  . an aggregate of 18,276,151 shares of Series E preferred stock at $5.00 per share in December 1998, and January, April and June 1999; and

  . 5,361,803 shares in September 2000, in exchange for all outstanding shares of the capital stock of Adaptive Telecom and the issuance of 138,166 options for the assumption of all outstanding options to acquire common stock of Adaptive Telecom.

   Listed below are those directors, executive officers and five percent stockholders who have made equity investments in Metawave during the last three fiscal years. We believe that the shares issued in these transactions were sold at the then fair market value and that the terms of these transactions were no less favorable than we could have obtained from unaffiliated third parties.

                                                            Series D  Series E
                                                            Preferred Preferred
Investor(1)                                                 Stock(2)  Stock(2)
-----------                                                 --------- ---------
Entities affiliated with Venrock Associates(3)............   175,654    589,164
Entities affiliated with Oak Investment Partners(4).......   175,654  5,351,064
Entities affiliated with The Sevin Rosen Funds(5).........   175,654    589,164
Entities affiliated with MeriTech Capital Partners L.P. ..       --   4,761,900
General Motors Investment Management Corporation..........       --   3,333,330
Entities associated with Merrill Lynch, Pierce, Fenner &
 Smith Incorporated.......................................       --   2,380,950

--------
(1) Shares held by affiliated persons and entities have been aggregated. See "Principal Stockholders."

(2) Shown on an as-converted basis. All outstanding shares of preferred stock converted into common stock in connection with the closing of our initial public offering in April 2000.

(3) David R. Hathaway, a director, is a general partner of Venrock Associates.

(4) Bandel L. Carano, a director, is a general partner of Oak Investment
    Partners.

(5) Jennifer Gill Roberts, a director, is a general partner of the Sevin Rosen Funds.

   On April 3, 1998, Dr. Reudink sold 20,513 shares of common stock at a price of $9.75 per share to Cedar Grove Investment L.L.C., a limited liability corporation which is managed by Mr. Scot Jarvis, one of our directors. On April 17, 1998, Dr. Reudink sold 13,333 shares of common stock at a price of $9.75 per share to Spinnaker Offshore Founders Fund, an entity affiliated with Bowman Capital Management and related entities which are holders of Series D preferred stock.

   On April 28, 1998, we issued an aggregate principal amount of $29.0 million 13.75% Senior Secured Bridge Notes due April 28, 2000 to certain institutional investors, including Powerwave Technologies, Inc. of which Bruce Edwards, one of our directors, is president and chief executive officer. In addition, we issued warrants to purchase an aggregate of 537,500 shares of our Series D preferred stock at a purchase price of $0.01 per share. The number of shares of Series D preferred stock issuable upon exercise of these warrants was adjusted in December 1998 in connection with our sale of Series E preferred stock. On April 28, 1999 all outstanding principal and accrued interest on these notes were repaid in full. On April 26, 1999 all of the warrants issued in connection with these notes were exercised and 620,702 shares of Series D preferred stock were issued. Powerwave purchased $2,500,000 in aggregate principal amount of the 13.75% Senior Secured Bridge Notes and was issued a warrant to purchase up to an aggregate of 46,336 shares of Series D preferred stock at an exercise price of $0.01 per share which was exercised in full in April 1999 for 53,509 shares of Series D preferred stock as a result of certain adjustments.

   Powerwave Technologies, Inc., of which Bruce Edwards, one of our directors, is president and chief executive officer, is currently our sole supplier of linear power amplifiers, a component in our smart antenna systems. From January 1, 2000 to June 30, 2000 and from January 1, 1999 to December 31, 1999, we purchased a total of $5.3 million and $6.4 million, respectively of linear power amplifiers and related components from Powerwave. Pursuant to a manufacturing agreement, Powerwave will manufacture and sell to us 100% of our requirements for linear power amplifiers that Powerwave manufactures.

   On September 21, 2000, we acquired Adaptive Telecom, Inc. pursuant to which Adaptive Telecom became our wholly owned subsidiary. In connection with the acquisition, we issued approximately 5,500,000 shares of our common stock in exchange for all outstanding shares of Adaptive Telecom and the assumption of all outstanding options to acquire Adaptive Telecom common stock. Upon the closing of our acquisition of Adaptive Telecom, Albert Jordan became our senior vice president of CDMA technology. Mr. Jordan was a shareholder of Adaptive Telecom and received 373,315 shares of our common stock in the merger. Upon the close of the merger, our right to repurchase lapsed with respect to fifty percent (50%) of the shares held by Mr. Jordan. We have entered into an employment agreement with Mr. Jordan, which provides that, if Mr. Jordan resigns for good reason or is terminated without cause in his first year of employment with us, he will receive a lump sum payment equal to twelve months of his then-current base salary. The agreement also provides that if Mr. Jordan resigns for good reason or is terminated after his first year of employment, he will receive a lump sum payment equal to six months of his then-current base salary. On October 19, 2000, the board approved a $1,000,000 loan to Mr. Jordan to finance the purchase of a residence. The loan bears interest at 6% and is secured by 186,658 shares of Metawave common stock held by Mr. Jordan. All principal and accrued interest under the loan is due and payable on the earlier of twenty-four months from the date of the loan, or six (6) months following the termination of Mr. Jordan's employment, whether voluntary or involuntary.

   In addition, upon the closing of the merger, Simon Scherzer became our senior vice president of technology. Mr. Scherzer was a shareholder of Adaptive Telecom, and received 1,166,820 shares of our common stock in the merger. We have entered into an employment agreement with Mr. Scherzer, which provides that, if Mr. Scherzer resigns for good reason or is terminated without cause in his first year of employment with us, he will receive a lump sum payment equal to twelve months of his then-current base salary, or if Mr. Scherzer resigns for good reason or is terminated after his first year of employment, he will receive a lump sum payment equal to six months of his then-current base salary.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us regarding beneficial ownership of our common stock as of September 30, 2000, and as adjusted to reflect the sale of 5,361,803 shares of a common stock being offered by the selling stockholders pursuant to this prospectus, as to:

  . each person, or group of affiliated or associated persons, who owns beneficially more than 5% of the outstanding shares of our common stock,

  .  each of our directors,

  .  each of our Named Executive Officers, and

  .  all of our directors and executive officers as a group.

   Unless otherwise indicated, the address of each stockholder is: c/o Metawave Communications Corporation, 10735 Willows Road NE, P.O. Box 97069, Redmond, WA 98073-9769.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after September 30, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The percent of beneficial ownership for each stockholder is based on 43,201,368 shares of common stock outstanding as of September 30, 2000, including the 5,361,803 shares of common stock issued in connection with our acquisition of Adaptive Telecom, Inc. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                           Percent of Shares
                                                              Outstanding
                                                 Shares    -----------------
                                              Beneficially Prior to  After
Name and Address                                 Owned     Offering Offering
----------------                              ------------ -------- --------
Bandel L. Carano(1)..........................   7,710,239    17.8%    17.8%
  Oak Investment Partners
  525 University Avenue, Suite 1300
  Palo Alto, CA 94301-1902
David R. Hathaway(2).........................   2,944,337     6.8%     6.8%
  Venrock Associates
  30 Rockefeller Plaza
  New York, NY 10112-0184
Jennifer Gill Roberts(3).....................   2,948,524     6.8%     6.8%
  The Sevin Rosen Funds
  550 Lytton Avenue, Suite 200
  Palo Alto, CA 94301-1542
MeriTech Capital Partners(4).................   4,761,899    11.0%    11.0%
  90 Middlefield Road, Suite 200
  Menlo Park, CA 94025
General Motors Investment Management
 Corporation(5)..............................   3,333,330     7.7%     7.7%
  767 Fifth Avenue
  New York, New York 10153
Merrill Lynch, Pierce, Fenner & Smith
 Incorporated(6).............................   2,380,948     5.5%     5.5%
  World Financial Center, South Tower
  New York, New York 10080-6123
Robert H. Hunsberger(7)......................     679,628     1.5%     1.5%
Victor K. Liang(8)...........................     136,664      *        *
Richard Henderson(9).........................     123,470      *        *
Martin J. Feuerstein(10).....................      81,508      *        *
Douglas O. Reudink(11).......................     851,484     2.0%     2.0%
Scot B. Jarvis(12)...........................      75,025      *        *
Bruce C. Edwards(13).........................      23,180      *        *
David A. Twyver(14)..........................      31,180      *        *
All directors and executive officers as a
 group (14 persons)(15)......................  18,305,059    40.8%    40.8%

--------
  * Represents less than 1% ownership.

Footnotes appear on following pages.

 (1) Includes 2,876,710 shares held by Oak Investment Partners VI, L.P., 4,671,424 shares held by Oak Investment Partners VIII, L.P., 67,120 shares held by Oak VI Affiliates Fund, L.P., 90,476 shares held by Oak VIII Affiliates Fund, L.P. and 4,514 shares issuable upon the exercise of immediately exercisable options held by Mr. Carano within 60 days of September 30, 2000. Bandel L. Carano, one of our directors, is a Managing Member of Oak Associates VI, L.L.C., a general partner of Oak Investment Partners VI, L.P., a General Partner of Oak VI Affiliates and a general partner of Oak VI Affiliates Fund, and as such may be deemed to share voting and investment power with respect to such shares. Mr. Carano disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.

 (2) Includes 1,715,298 shares held by Venrock Associates, 1,222,531 shares held by Venrock Associates II, L.P., 4,514 shares issuable upon the exercise of immediately exercisable options held by Mr. Hathaway within 60 days of September 30, 2000 and 2,000 shares held in trust for Mr. David R. Hathaway's son. David R. Hathaway, a director, is a general partner of Venrock Associates and Venrock Associates II, L.P., and as such, may be deemed to share voting and investment power with respect to such shares. Mr. Hathaway disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.

 (3) Includes 10,146 shares held by Sevin Rosen Bayless Management Co., 1,998,944 shares held by Sevin Rosen Fund IV L.P., 884,694 shares held by Sevin Rosen Fund V L.P., 37,822 shares held by Sevin Rosen V Affiliates Fund L.P., 8,272 shares held by Ms. Roberts and 4,514 shares issuable upon the exercise of immediately exercisable options held by Ms. Roberts within 60 days of September 30, 2000. Jennifer Gill Roberts, one of our directors, is a general partner of Sevin Rosen Fund IV L.P., Sevin Rosen Fund V L.P. and Sevin Rosen V Affiliates Fund L.P., and as such, may be deemed to share voting and investment power with respect to such shares. Ms. Roberts disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest in such shares.

 (4) Includes 4,685,709 shares held by MeriTech Capital Partners and 76,190 shares held by MeriTech Capital Affiliates, L.P.

 (5) Includes 3,333,330 shares held by Chase Manhattan Bank, as trustee for First Plaza Group Trust, General Motors Investment Management Corporation.

 (6) Includes 952,380 shares held by ML IBK Positions, Inc, 599,999 shares held by Merrill Lynch KECALP L.P. 1997, 657,142 shares held by Merrill Lynch KECALP L.P. 1999, 114,285 shares held by Merrill Lynch KECALP International L.P. 1997 and 57,142 shares held by Merrill Lynch KECALP International L.P. 1999.

 (7) Includes 679,628 shares issuable upon the exercise of immediately exercisable options held by Mr. Hunsberger within 60 days of September 30, 2000, 100,000 shares of which are subject to our right of repurchase.

 (8) Includes 136,664 shares issuable upon the exercise of immediately exercisable options held by Mr. Liang within 60 days of September 30, 2000, 8,333 shares of which are subject to our right of repurchase that lapses over time.

 (9) Includes 123,470 shares issuable upon the exercise of immediately exercisable options held by Mr. Henderson within 60 days of September 30, 2000, 26,666 shares of which are subject to our right of repurchase that lapses over time.

(10) Includes 5,333 shares held by Mr. Feuerstein and 76,175 shares issuable upon the exercise of immediately exercisable options held by Mr. Feuerstein within 60 days of September 30, 2000, 6,543 shares of which are subject to our right of repurchase that lapses over time.

(11) Includes 818,151 shares held by Dr. Reudink and 16,667 shares issuable upon the exercise of immediately exercisable options held by Dr. Reudink within 60 days of September 30, 2000, none of which are subject to our right of repurchase that lapses over time and includes 16,666 shares held in trust for Dr. Reudink's son.

(12) Includes 70,511 shares owned by Cedar Grove Investments, LLC and Cedar Grove Partners LLC, 5,208 shares of which are subject to our right of repurchase that lapses over time and 4,514 shares issuable upon the exercise of immediately exercisable options held by Mr. Jarvis within 60 days of September 30, 2000 . Mr. Jarvis, a managing member of each Cedar Grove entity, disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.

(13) Includes 2,000 shares held by Mr. Edwards and 21,180 shares issuable upon the exercise of immediately exercisable options held by Mr. Edwards within 60 days of September 30, 2000, 6,250 shares of which are subject to our right of repurchase that lapses over time.

(14) Includes 10,000 shares held by Mr. Twyver and 21,180 shares issuable upon the exercise of immediately exercisable options held by Mr. Twyver within 60 days of September 30, 2000, 6,250 shares of which are subject to our right of repurchase that lapses over time.

(15) Includes shares referred to in footnotes (7)-(17), as well as 1,540,135 shares held by other executive officers, 171,106 shares of which are subject to our right of repurchase that lapses over time and 33,333 shares issuable upon the exercise of immediately exercisable options held by other executive officers within 60 days of September 30, 2000, none of which are subject to our right of repurchase.

              ISSUANCE OF COMMON STOCK TO THE SELLING STOCKHOLDERS

   In connection with our acquisition of Adaptive Telecom, Inc. in September 2000, we acquired all outstanding shares of the capital stock of Adaptive Telecom and assumed all outstanding options to acquire common stock of Adaptive Telecom in exchange for 5,500,000 shares of our common stock, 5,361,803 of which shares are being registered for re-sale pursuant to this prospectus on behalf of the selling stockholders.

                              PLAN OF DISTRIBUTION

   The selling stockholders may sell the shares being registered hereunder in whole or in part, from time to time on the over-the-counter market at prices and on terms prevailing at the time of any such sale. Any sale may be made in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved. Each selling stockholder will pay selling commissions or brokerage fees, if any, with respect to the sale of that person's shares in amounts customary for the type of transaction effected. Each selling stockholder will also pay all applicable transfer taxes and all fees and disbursements of counsel for that selling stockholder that may be incurred in connection with the sale of shares.

   Each selling stockholder has advised us that before or during the time that the selling stockholder is engaged in an attempt to sell shares registered hereunder, he or she will cause to be furnished to each person to whom the shares are being offered, and to each broker-dealer, if any, through whom the shares are being offered, the appropriate number of copies of this prospectus, as supplemented or amended, as may be required by such person.

   The selling stockholders, and any other persons who participate in the sale of the shares registered hereunder, may be deemed "underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any of the foregoing persons, and any profits received on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

   We have agreed to maintain the effectiveness of this registration statement until February 28, 2001, taking into account any periods of delay permitted. No sales may be made pursuant to this prospectus after that time unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholders may only make sales pursuant to this prospectus once it has been declared effective during the following periods: (i) October 27, 2000 through and including November 30, 2000 and (ii) January 26, 2001 through and including February 28, 2001.

   We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

                              SELLING STOCKHOLDERS

   The following table sets forth the names of the selling stockholders and the number of shares being registered for sale as of the date of this prospectus and sets forth the number of shares of common stock known by us to be beneficially owned by each of the selling stockholders. The following table assumes that the selling stockholders will sell all of the shares being offered for their account by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. None of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our shares of other securities. The shares offered by this prospectus may be offered from time to time by the selling stockholders. This information is based upon information provided by each respective selling stockholder and public documents filed with the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. The number of shares of common stock beneficially owned and used to calculate the percentage beneficial ownership of each listed person includes the shares of common stock underlying warrants or options held by such persons that are exercisable or convertible within 60 days of September 30, 2000. The term "selling stockholders" includes the stockholders listed below and their transferees, assignees, pledgees, donees or other successors. The percent of beneficial ownership for each stockholder is based on 43,201,368 shares of common stock outstanding as of September 30, 2000.

                            Beneficial        Number        Number of      Percent of
                           Ownership of      of Shares     Shares to be   Shares to be
                          Shares Prior to   Covered by        Owned          Owned
                             Offering     This Prospectus After Offering After Offering
                          --------------- --------------- -------------- --------------
Selling Stockholders:
William L. Abbott.......        93,081          93,081           0            0.0%
August Capital..........     1,214,298       1,214,298           0            0.0
Shanon K. Burke.........           689             689           0            0.0
Amihud Cohen............       133,356         133,356           0            0.0
Damiana M. Dann.........           827             827           0            0.0
John D. Del Rosario.....        11,031          11,031           0            0.0
Serguei G. Dorofeev.....        19,305          19,305           0            0.0
Alexey G. Dymchenko.....        49,643          49,643           0            0.0
Gary S. Flood...........       108,250         108,250           0            0.0
James R. Fredrickson....         8,439           8,439           0            0.0
Benjamin Friedlander....        91,013          91,013           0            0.0
Moshe Handelsman........        53,780          53,780           0            0.0
Amanda L. Howe..........         2,757           2,757           0            0.0
Susan Hughes............        82,739          82,739           0            0.0
Albert Jordan(1)........       373,315         373,315           0            0.0
Gene Manheim............       340,733         340,733           0            0.0
Thomas K. Micali Trust..       744,655         744,655           0            0.0
Miles Family Living
 Trust..................        24,821          24,821           0            0.0
Rachel E. Obstler.......        55,159          55,159           0            0.0
Bryan D. Pollock........        28,958          28,958           0            0.0
Shimon B. Scherzer(2)...     1,166,820       1,166,820           0            0.0
Roger L. Sellgren.......       132,383         132,383           0            0.0
Alexander V. Tesler.....        82,739          82,739           0            0.0
Joe Y. Tom..............        41,369          41,369           0            0.0
Dmitri V. Vaesanofiev...        33,699          33,699           0            0.0
John D. White Jr.
 (Jack).................         2,746           2,746           0            0.0
Amos Wilnai.............        24,821          24,821           0            0.0
Amos Wilnai Trust.......        82,739          82,739           0            0.0
Colin J. Wilson.........        22,753          22,753           0            0.0
Michael L. Winfield.....        12,410          12,410           0            0.0
Piu Bill Wong...........       275,798         275,798           0            0.0

                           Beneficial        Number        Number of      Percent of
                          Ownership of      of Shares     Shares to be   Shares to be
                         Shares Prior to   Covered by        Owned          Owned
                            Offering     This Prospectus After Offering After Offering
                         --------------- --------------- -------------- --------------
Selling Stockholders:
Jiangfeng (Jennifer)
 Wu.....................     22,063          22,063             0            0.0
Cong Ye.................      5,309           5,309             0            0.0
Alexei N. Zenkin .......     19,305          19,305             0            0.0

--------
(1) Albert Jordan has served as our president, CDMA since October 2000.

(2) Shimon Scherzer has served as our chief technical officer since October
    2000.

                           DESCRIPTION OF SECURITIES

   Our authorized capital stock consists of 150,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value. As of September 30, 2000, there were 43,201,368 shares of common stock outstanding that were held of record by 234 stockholders.

Common Stock

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Metawave, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock.

Preferred Stock

   The board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

   The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Metawave without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. As of the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Warrants

   As of September 30, 2000, we had warrants outstanding to purchase an aggregate of 107,498 shares of common stock.

   In connection with a equipment lease line entered into with Transamerica Business Credit Corporation in May 1999, we issued a warrant to purchase up to an aggregate of 20,833 shares of common stock at an exercise price of $6.75 per share. The warrant expires on May 19, 2004. In connection with an equipment lease line entered into in December 1995, we issued a warrant to purchase up to an aggregate of 32,500 shares of common stock to Comdisco, Inc. at an exercise price of $3.28123 per share. The warrant expires on December 13, 2002. In connection with a second equipment lease line entered into in April 1996, we issued a warrant to purchase up to an aggregate of 11,110 shares of common stock to Comdisco at an exercise price of $3.28123 per share. The warrant expires on April 9, 2003. In connection with a third equipment lease line entered into in August 1996, we issued a warrant to purchase up to an aggregate of 13,332 shares of common stock to Comdisco at an exercise price of $7.1512 per share. The warrant and the extension expire on August 20, 2003. In connection with a fourth equipment lease line entered into in June 1997, we issued a warrant to purchase up to an aggregate of 29,723 shares of common stock to Comdisco at an exercise price of $7.06498 per share. The warrant expires on June 9, 2004.

Registration Rights of Certain Holders

   The holders of 34,286,577 shares of common stock or certain of their transferees are entitled to rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of registrable securities. Subject to certain limitations in the agreement, certain holders of the registrable securities may require, on two occasions at any time after six months from the effective date of this offering, that we use our best efforts to register the registrable securities for public resale, provided that the proposed aggregate offering price is at least $7,500,000. No shares of common stock are being registered on behalf of these holders in this offering. Furthermore, in the event we elect to register any of our common stock for purposes of effecting any public offering, the holders of registrable securities are entitled to include their shares of common stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten public offering. Subject to certain conditions, all fees, costs and expenses of such registrations must be borne by us and all selling expenses, including underwriting discounts, selling commissions and stock transfer taxes, relating to registrable securities must be borne by the holders of the securities being registered. In addition, we have agreed to indemnify the holders of registration rights against liabilities under the Securities Act.

   In addition to the registration rights described above, in connection with our acquisition of Adaptive Telecom we entered into a registration rights agreement with the former stockholders of Adaptive Telecom. Pursuant to this registration rights agreement, the former Adaptive Telecom shareholders may sell their shares of our common stock received in the merger subject to volume limitations set forth in the registration rights agreement once this prospectus has been declared effective, during two periods (first, from October 27, 2000 until November 30, 2000, and second, from January 25, 2001 until February 28,
2001). We may also prepare and file an S-3 Registration Statement for the benefit of the former Adaptive Telecom shareholders as soon as we are S-3 eligible which will be after the one year anniversary of our initial public offering (April 28, 2001). Furthermore, in the event we elect to register any of our common stock for purposes of effecting any public offering, the former Adaptive Telecom shareholders are entitled to include their shares of common stock in the registration. This right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten public offering. Furthermore, in the event we elect to register any of our common stock for purposes of effecting any public offering, the former Adaptive Telecom shareholders are entitled to include their shares of common stock in the registration. This right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten public offering.

Anti-Takeover Provisions of Delaware and Washington Law and Charter Documents

   We are subject to the provisions of Section 203 of the Delaware General Corporate Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, with certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of Metawave without further action by the stockholders.

   The laws of the State of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation, an "acquiring person", for a period of five years after such acquisition, unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares or allowing the acquiring person to receive disproportionate benefit as a stockholder. After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute. A target corporation includes a foreign corporation if:

  .  the corporation has a class of voting stock registered pursuant to
     Section 12 or 15 of the Exchange Act,

  . the corporation's principal executive office is located in Washington, and

  . any of (a) more than 10% of the corporation's stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, (c) 1,000 or more of its stockholders of record are Washington residents, (d) a majority of the corporation's employees are Washington residents or more than 1,000 Washington residents are employees of the corporation, or (e) a majority of the corporation's tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington.

   A corporation may not "opt out" of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control of Metawave.

   In addition, certain provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management of Metawave, which could have an adverse effect on the market price of our common stock. Our stock option and purchase plans generally provide that upon a change in control or similar event optionees are entitled to accelerated vesting credit equal to either twelve months or twenty-four months of additional vesting beyond that otherwise scheduled, based on whether he or she has been employed by Metawave less than two years, or two years or more, respectively, as of the date of such event unless in connection with the change in control or similar event, outstanding options are assumed or substituted for equivalent options of a successor corporation. The board of directors has authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Metawave. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the common stock. We have no present plan to issue shares of preferred stock.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services L.L.C. and their number is (206) 674-3030.

                        SHARES ELIGIBLE FOR FUTURE SALE

   As of September 30, 2000, we had outstanding 43,201,368 shares of common stock. The 180 day lockup period imposed in connection with our initial public offering for our shares ended October 24, 2000. Currently, 973,669 shares are eligible for resale pursuant to Rule 701, 10,749,447 are eligible for resale pursuant to Rule 144(k) and 18,082,446 are eligible for resale pursuant to Rule 144.

   In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirements, contained in Rule 144. On April 28, 2000, we filed a registration statement under the Securities Act to register shares to be issued pursuant to our employee benefit plans. As a result, any options exercised under the 1995 stock option plan, the 1998 stock option plan, the 2000 stock option plan, the 2000 director option plan, the 2000 employee stock purchase plan or any other benefit plan after the effectiveness of such registration statement are freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of September 30, 2000, there were outstanding options for the purchase of 5,670,427 shares of our common stock under our employee benefit plans.

   In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed our "affiliates", would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding or the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

   No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market after the lapse of the restrictions described above could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which we deem appropriate. The holders of the registrable securities are entitled to certain demand and piggyback rights with respect to registration of their shares under the Securities Act. Registration of those shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by our affiliates) immediately upon the effectiveness of such registration. If such holders, by exercising their demand registration rights, cause a larger number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. If we were to include in a registration initiated by us, any registrable securities pursuant to the exercise of piggyback registration rights, such sales may have an adverse effect on our ability to raise needed capital.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by our counsel, Venture Law Group, a Professional Corporation, Kirkland, Washington.

                                    EXPERTS

   The financial statements and schedules of Metawave Communications Corporation as of December 31, 1997, 1998 and 1999 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports, given on the authority of such firm as experts in accounting and auditing.

   The financial statements of Adaptive Telecom, Inc. as of December 31, 1998 and 1999 and the related statements of operations, shareholders' equity and cash flows for the years then ended appearing in this prospectus and registration statement have been audited by Mohler, Nixon & Williams Accountancy Corporation, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, including items contained in the exhibits to the registration statement. For further information about our company and the common stock being offered by this prospectus, you should see the registration statement and the exhibits, financial statements and notes filed with the registration statement. Copies of the registration statement, including exhibits, financial statements and notes, may be inspected without charge at the SEC principal office in Washington, D.C. or obtained at prescribed rates from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information regarding the public reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. We have filed the registration statement, including the exhibits and schedules, electronically with the SEC via the SEC EDGAR system.

   Upon request, we will provide without charge a copy of this prospectus, and a copy of any and all of the information that has been or may be incorporated by reference in this prospectus. Requests for these copies should be directed to Investor Relations, Metawave Communications Corporation, 10735 Willows Road NE, Redmond, Washington 98052.

   You should rely only on the information provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

                      METAWAVE COMMUNICATIONS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
METAWAVE COMMUNICATIONS CORPORATION

Report of Ernst & Young LLP, Independent Auditors........................  F-2

Consolidated Balance Sheets..............................................  F-3

Consolidated Statements of Operations....................................  F-4

Consolidated Statements of Stockholders' Equity (Deficit)................  F-5

Consolidated Statements of Cash Flows....................................  F-6

Notes to Consolidated Financial Statements...............................  F-7

ADAPTIVE TELECOM, INC.

Report of Mohler, Nixon & Williams Accountancy Corporation, Independent
 Accountants............................................................. F-26

Balance Sheets........................................................... F-27

Statements of Operations................................................. F-28

Statements of Shareholders' Equity....................................... F-29

Statements of Cash Flows................................................. F-30

Notes to Financial Statements............................................ F-31

METAWAVE COMMUNICATIONS CORPORATION

Unaudited Pro Forma Combined Condensed Financial Statements.............. F-40

Unaudited Pro Forma Combined Condensed Statements of Operations.......... F-41

Unaudited Pro Forma Combined Condensed Balance Sheet..................... F-43

Notes to Unaudited Pro Forma Combined Condensed Financial Statements..... F-44

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Metawave Communications Corporation

   We have audited the accompanying consolidated balance sheets of Metawave Communications Corporation as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Metawave Communications Corporation at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

                                          /s/ Ernst & Young LLP

Seattle, Washington
February 11, 2000 except for the
 first two paragraphs of Note 6 as
 to which the date is May 2, 2000

                      METAWAVE COMMUNICATIONS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                  December 31,
                                               -------------------   June 30,
                                                 1998      1999        2000
                                               --------  ---------  -----------
                                                                    (unaudited)
ASSETS
------
Current assets:
  Cash and cash equivalents..................  $ 10,763  $  20,165   $  61,356
  Accounts receivable, less allowances of
   $693 in 1998, $908 in 1999 and
   June 30, 2000.............................     4,329     10,127      14,142
  Inventories................................     7,929      4,149       6,566
  Debt issuance costs, net of amortization of
   $4,170 in 1998, $6,491 in 1999 and none
   for June 30, 2000.........................     2,321        --          --
  Prepaid expenses and other assets..........       621        613         947
                                               --------  ---------   ---------
   Total current assets......................    25,963     35,054      83,011
Property and equipment, net..................     6,355      5,701       5,892
Other noncurrent assets......................       192        191         185
                                               --------  ---------   ---------
   Total assets..............................  $ 32,510  $  40,946   $  89,088
                                               ========  =========   =========
LIABILITIES AND STOCKHOLDER'S EQUITY
(DEFICIT)
------------------------------------
Current liabilities:
  Accounts payable...........................     5,412      3,758       6,547
  Accrued liabilities........................     2,334      2,493       2,489
  Accrued compensation.......................     1,461      1,511       1,910
  Senior secured notes.......................    31,704        --          --
  Current portion of notes payable...........       134         75           8
  Current portion of capital lease
   obligations...............................     1,908      2,692       2,709
  Deferred revenues..........................       145      1,766         355
                                               --------  ---------   ---------
   Total current liabilities.................    43,098     12,295      14,018
Notes payable, less current portion..........        87          8          23
Capital lease obligations, less current
 portion.....................................     4,326      2,479       2,651
Other long-term liabilities..................       --          16          16
Commitments
Convertible and redeemable preferred stock--
 issued and outstanding shares: 14,029,088,
 32,027,203 and 0 in 1998, 1999 and June 30,
 2000, respectively, at liquidation value....    56,472    143,945         --
Convertible and redeemable preferred stock
 warrants....................................     5,123        157         --
Stockholder's equity (deficit):
  Preferred stock, $.0001 par value:
  Authorized shares--37,000,000 at December
   31, 1998 and 1999 and 10,000,000 shares at
   June 30, 2000;............................
  Outstanding shares designated as
   convertible redeemable preferred stock--
   14,029,088, 32,027,203 and 0 in 1998, 1999
   and June 30, 2000, respectively...........       --         --          --
  Common stock, $.0001 par value :
  Authorized shares--50,000,000 at December
   31, 1998 and 1999 and 150,000,000 shares
   at June 30, 2000; issued and outstanding
   shares--2,112,229, 2,390,910 and
   37,824,959, in 1998, 1999 and June 30,
   2000, respectively........................     2,179      3,573     209,541
  Deferred stock compensation................      (554)      (906)     (2,181)
  Accumulated other comprehensive income
   (loss)....................................         6         19         (59)
  Accumulated deficit........................   (78,227)  (120,640)   (134,921)
                                               --------  ---------   ---------
   Total stockholders' equity (deficit)......   (76,596)  (117,954)     72,380
                                               --------  ---------   ---------
   Total liabilities and stockholders' equity
    (deficit)................................  $ 32,510  $  40,946   $  89,088
                                               ========  =========   =========

                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)

                                                            Six Months Ended
                            Year Ended December 31,             June 30,
                         -------------------------------  ---------------------
                           1997       1998       1999       1999        2000
                         ---------  ---------  ---------  ---------  ----------
                                                              (unaudited)
Revenues................ $   1,450  $  15,991  $  22,596  $   8,387  $   20,694
Cost of revenues........     1,728     18,028     22,236      8,919      15,193
                         ---------  ---------  ---------  ---------  ----------
Gross profit (loss).....      (278)    (2,037)       360       (532)      5,501
Operating expenses:
  Research and
   development..........    13,083     18,495     22,787     11,043      12,687
  Sales and marketing...     5,383     11,346     11,080      5,416       4,876
  General and
   administrative.......     3,762      5,887      5,732      2,934       2,945
                         ---------  ---------  ---------  ---------  ----------
Total operating
 expenses...............    22,228     35,728     39,599     19,393      20,508
                         ---------  ---------  ---------  ---------  ----------
Loss from operations....   (22,506)   (37,765)   (39,239)   (19,925)    (15,007)
Other income, net.......       851        790      1,165        358       1,011
Interest expense........      (449)    (7,353)    (4,339)    (4,080)       (285)
                         ---------  ---------  ---------  ---------  ----------
Other income (expense),
 net....................       402     (6,563)    (3,174)    (3,722)        726
                         ---------  ---------  ---------  ---------  ----------
Net loss................ $ (22,104) $ (44,328) $ (42,413) $ (23,647) $  (14,281)
                         =========  =========  =========  =========  ==========
Basic and diluted net
 loss per share......... $  (12.18) $  (21.88) $  (18.98) $  (10.88) $    (0.99)
                         =========  =========  =========  =========  ==========
Weighted average shares
 used in computation of
 basic and diluted net
 loss per share......... 1,815,000  2,025,741  2,234,798  2,172,848  14,378,271
                         =========  =========  =========  =========  ==========


                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              For the Years Ended December 31, 1997, 1998 and 1999
                       (In thousands, except share data)

                                                              Accumulated                  Total
                             Common Stock         Deferred       Other                 Stockholders'
                          --------------------     Stock     Comprehensive Accumulated    Equity
                            Shares     Amount   Compensation    Income       Deficit     (Deficit)
                          ----------  --------  ------------ ------------- ----------- -------------
Balance at January 1,
 1997...................   1,767,335  $     10    $     0        $  0       $ (11,795)   $ (11,785)
 Exercise of stock
  options...............     188,061        77        --           --             --            77
 Deferred stock
  compensation..........         --      1,881     (1,881)         --             --           --
 Stock compensation
  expense...............         --        --         676          --             --           676
 Net loss and
  comprehensive loss....         --        --         --           --         (22,104)     (22,104)
                          ----------  --------    -------        ----       ---------    ---------
Balance at December 31,
 1997...................   1,955,396     1,968     (1,205)          0         (33,899)     (33,136)
 Repurchased restricted
  stock.................     (92,266)       (5)       --           --             --            (5)
 Exercise of stock
  options...............     241,766       106        --           --             --           106
 Issuance and exercise
  of common stock
  warrants..............       7,333       110        --           --             --           110
 Stock compensation
  expense...............         --        --         651          --             --           651
 Comprehensive income
  (loss):
 Foreign exchange
  translation gain......         --        --         --            6             --             6
 Net loss...............         --        --         --           --         (44,328)     (44,328)
                                                                                         ---------
 Comprehensive loss.....                                                                   (44,322)
                          ----------  --------    -------        ----       ---------    ---------
Balance at December 31,
 1998...................   2,112,229     2,179       (554)          6         (78,227)     (76,596)
 Exercise of stock
  options...............     278,681       137        --           --             --           137
 Issuance of common
  stock warrants........         --         88        --           --             --            88
 Deferred stock
  compensation..........         --      1,169     (1,169)         --             --           --
 Stock compensation
  expense...............         --        --         817          --             --           817
 Comprehensive income
  (loss):
 Foreign exchange
  translation gain......         --        --         --           13             --            13
 Net loss...............         --        --         --           --         (42,413)     (42,413)
                                                                                         ---------
 Comprehensive loss.....                                                                   (42,400)
                          ----------  --------    -------        ----       ---------    ---------
Balance at December 31,
 1999...................   2,390,910     3,573       (906)         19        (120,640)    (117,954)
 Exercise of stock
  options (unaudited)...     273,327       447        --           --             --           447
 Issuance of common
  stock from initial
  public offering
  (unaudited)...........   7,187,500    58,887        --           --             --        58,887
 Conversion of
  convertible and
  redeemable preferred
  stock to common stock
  (unaudited)...........  27,972,907   143,945        --           --             --       143,945
 Conversion of preferred
  stock warrants to
  common stock warrants
  (unaudited)...........         --        157        --           --             --           157
 Exercise of common
  stock warrants
  (unaudited)...........         315       --                                                  --
 Deferred stock
  compensation
  (unaudited)...........                 2,532     (2,532)         --             --           --
 Stock compensation
  expense (unaudited)...         --                 1,257          --             --         1,257
 Comprehensive income
  (loss):
 Foreign exchange
  translation loss
  (unaudited)...........         --        --         --          (78)            --           (78)
 Net loss (unaudited)...         --        --         --           --         (14,281)     (14,281)
                                                                                         ---------
 Comprehensive loss
  (unaudited)...........                                                                   (14,359)
                          ----------  --------    -------        ----       ---------    ---------
Balance at June 30,
 2000...................  37,824,959  $209,541    $(2,181)       $(59)      $(134,921)   $  72,380
                          ==========  ========    =======        ====       =========    =========

                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                             Six Months Ended
                                Year Ended December 31,          June 30,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
                                                                (unaudited)
Operating activities
Net loss.....................  $(22,104) $(44,328) $(42,413) $(23,647) $(14,281)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
  Depreciation and
   amortization expense......     1,841     2,623     3,035     1,568     1,515
  (Gain)/loss on disposal of
   assets....................       --          8       208       --         (1)
  Stock compensation
   expense...................       676       651       817       476     1,257
  Reserve for loss on
   assets....................       425       --        --        --        --
  Accrued interest expense on
   senior notes..............       --      2,704       --        --        --
  Debt financing
   amortization..............       --      2,673     2,321     2,321       --
  Noncash warrant expense....       --        110        88       --        --
  Changes in operating assets
   and liabilities:
   Decrease (increase) in
    accounts receivable......    (1,323)   (2,885)   (5,798)   (1,959)   (4,015)
   Decrease (increase) in
    inventories..............    (4,080)   (3,849)    3,780    (4,387)   (2,417)
   Decrease (increase) in
    prepaids and other
    noncurrent assets........       (34)     (502)        8        47      (328)
   Increase (decrease) in
    accounts payable, accrued
    liabilities, and accrued
    compensation.............       926     7,915    (1,441)    1,930     3,184
   Increase in other long-
    term liabilities.........       --         (5)      --        --        --
   Increase (decrease) in
    deferred revenues........       114        30     1,621     3,842    (1,411)
                               --------  --------  --------  --------  --------
Net cash provided by (used
 in) operating activities....   (23,559)  (34,855)  (37,774)  (19,809)  (16,497)
Investing activities
Proceeds on sale of assets...       --         78       --        --        --
Purchases of equipment.......      (621)   (2,593)   (1,317)   (1,083)     (174)
                               --------  --------  --------  --------  --------
Net cash used in investing
 activities..................      (621)   (2,515)   (1,317)   (1,083)     (174)

Financing activities
Net proceeds from issuance of
 preferred stock.............    19,182     7,190    82,507    82,507       --
Net proceeds from issuance of
 common stock................       --        --        --        --     58,887
Net proceeds from exercise of
 common stock options........        77       101       138        76       447
Proceeds from notes payable..       --     29,000       --        --        --
Payments on notes payable....      (115)     (182)  (31,841)  (31,760)      (52)
Principal payments on capital
 lease obligations...........      (722)   (1,317)   (2,319)   (1,285)   (1,343)
                               --------  --------  --------  --------  --------
Net cash provided by
 financing activities........    18,422    34,792    48,485    49,538    57,939
Net increase (decrease) in
 cash........................    (5,758)   (2,578)    9,394    28,646    41,268
Effect of exchange rate
 changes on cash.............       --          7         8       (48)      (77)
Cash and cash equivalents at
 beginning of period.........    19,092    13,334    10,763    10,763    20,165
                               --------  --------  --------  --------  --------
Cash and cash equivalents at
 end of period...............  $ 13,334  $ 10,763  $ 20,165  $ 39,361  $ 61,356
                               ========  ========  ========  ========  ========


Noncash transactions and
 supplemental disclosures
Capital lease obligations
 incurred to purchase
 assets......................  $  2,665  $  3,104  $  1,256  $    471  $  1,531
Inventories reclassified to
 property and equipment......       --        171       --        --        --
Noncash conversion of
 preferred stock warrants to
 preferred stock.............       --        --        620     4,966       --
Noncash conversion of
 preferred stock to common
 stock.......................       --        --        --        --    143,945
Noncash conversion of
 preferred stock warrants to
 common stock warrants.......       --        --        --        --        157
Deferred stock compensation..     1,881       --      1,169       --      2,532
Interest paid................       450       596     1,653     1,703       226

                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Description of Business

   The Company provides smart antenna systems and embedded solutions to wireless network operators facing capacity constraints in the wireless communications industry. Our SpotLight smart antenna systems consist of antennas that improve the reception and transmission of radio signals dynamically through the use of our proprietary software. We believe that wireless operators can increase overall network capacity, improve or maintain network quality, reduce network operating costs and better manage network infrastructure by implementing our SpotLight systems. As the demand for wireless services continues to grow, we will develop embedded solutions based on our proprietary technologies that address the associated network capacity problems faced by wireless network operators.

   On September 2, 1998, the Company formed Metawave International Communications Corporation ("MICC"), a wholly owned Delaware subsidiary. On October 5,1998, the Company formed a Hong Kong subsidiary, Metawave Communications (Asia) Limited, which is now owned by Metawave Communications (Cayman Islands) ("Metawave Cayman"). On December 7, 1998, the Company formed Metawave Communications (Cayman Islands), a wholly owned subsidiary of MICC. On April 2, 1999 Metawave Communications (Cayman Islands) formed a Taiwan subsidiary, Metawave Communications Taiwan Co. Ltd. Our Hong Kong subsidiary has a representative office in China.

   In the third quarter of 2000, the Company added subsidiaries in Brazil (Mexico do Brasil Ltda.), China (Metawave Communications (Shanghai Co. Ltd.), and Mexico (Metawave de Mexico, S. de R.L. de C.V. and Metawave Services de Mexico, S. de R.L. de C.V.). All of these subsidiaries are majority owned by MICC, and minority owned by Metawave Cayman, except for Metawave Shanghai which is wholly owned by Metawave Cayman.

Principles of Consolidation and Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

   In 1998, the Company adopted a 52 week fiscal year ending on the Sunday closest to December 31, 1999. The 1999 fiscal year ends on January 2, 2000, with each of the fiscal quarters representing a 13-week period. For convenience of presentation, all fiscal periods in these financial statements are treated as ending on a calendar month end.

Liquidity

   The Company experienced net losses of $42,413,000 and $14,281,000 for the twelve month period ended December 31, 1999 and the six month period ended June 30, 2000, respectively. These losses are the result of intense product development efforts and the costs associated with the development of the Company's manufacturing and sales operations. Management believes that the Company will experience substantial losses in 2000 and 2001, even if commercial sales of the Company's systems continue to grow. Management believes that existing cash, unused credit facilities, and revenues from systems sales, will be sufficient to fund operations through October 31, 2001. Any substantial inability to achieve the current business plan could have a material adverse impact on the Company's financial position, liquidity or results of operations and may require the Company to reduce expenditures to enable it to continue operations through October 31, 2001.

Unaudited Interim Financial Information

   The financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that the Company

                      METAWAVE COMMUNICATIONS CORPORATION

1. Significant Accounting Policies--(continued)

considers necessary for a fair presentation of the financial position at those dates and of the operations and cash flows for the periods then ended. Operating results for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for the entire year.

Foreign Currency Translation

   The functional currency of the Company's foreign subsidiaries is the local currency in the country in which the subsidiary is located. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing during the month. The translation adjustment resulting from this process is shown within accumulated other comprehensive income (loss) as a component of stockholders' equity. Gains and losses on foreign currency transactions are included in the consolidated statement of operations as incurred. To date, gains and losses on foreign currency transactions have not been significant.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates. The Company has used estimates in determining certain provisions, including the allowance for doubtful accounts receivable, inventory reserves, useful lives for property and equipment, and warranty accruals.

Revenue Recognition

   The Company generates revenues through the sales of smart antenna systems and related installation and optimization services. System revenues are recognized when title to the system and risk of loss has been transferred to the customer and all customer acceptance conditions, if any, have been satisfied, and when collection is probable.

   Service revenues, generally for installation and optimization, are recognized when the services have been performed and all customer acceptance conditions, if any, have been satisfied. Revenues from maintenance contracts are deferred and recognized ratably over the term of the agreement (which is typically one year). Any billings in excess of revenues are classified as deferred revenues and related systems are recorded as inventory.

   Revenues from the customization of an original equipment manufacturer (OEM) telecommunications system are recognized using contract accounting over the period that services are performed under the percentage-of-completion method. For agreements accounted for using the percentage-of-completion method, the Company determines progress-to-completion using input measures based on labor hours incurred. Customer billing occurs in accordance with contract terms. Amounts billed to customers in excess of revenue recognized are recorded as deferred revenues and customer advances are recorded as customer deposits on uncompleted contracts.

   Upon completion of the customization of the Company's technology to the OEM's telecommunications system, the Company's revenues would be derived from licenses of its intellectual property. For each license arrangement, the Company would determine whether persuasive evidence of an agreement exists, delivery of the product has occurred, there are not significant remaining Company obligations, the fee is fixed or determinable and collectibility is probable. If any of these criteria are not met, revenue recognition would be deferred until such time as the criteria are met.

                      METAWAVE COMMUNICATIONS CORPORATION

1. Significant Accounting Policies--(continued)

Concentration of Credit Risk and Major Customers

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The carrying value of financial instruments approximates market value.

   The Company's customers are primarily wireless network operators in the United States and certain international markets. As such, the Company's primary market is made up of a limited number of customers operating within the same industry, thereby subjecting the Company to business risks associated with potential downturns of the industry. Export sales represented 26.0% of revenues in the year ended December 31, 1999, 23.5% in 1998 and none in 1997.

   The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves, which to date have not been material, for potential credit losses, and such losses have been within management's expectations.

Net Loss per Share

   Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share reflects the potential dilution of securities by including other common stock equivalents, including stock options and redeemable convertible preferred stock, in the weighted average number of common shares outstanding as if such shares were converted to common stock at the time of issuance. Common stock equivalents, including stock options and warrants and convertible redeemable preferred stock, are excluded from the computation as their effect is anti-dilutive. For the periods presented, there is no difference between the basic and diluted net loss per share.

   Pro forma loss per share (unaudited) is computed by dividing net loss by the weighted average number of shares of common stock outstanding and the weighted average number of shares of convertible and redeemable preferred stock outstanding as if such shares were converted to common stock at the time of issuance.

Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. The Company invests with various high-quality institutions and, in accordance with Company policy, limits the amount of credit exposure to any one institution.

   The Company accounts for its marketable securities under the provisions of Statement of Financial Accounting Standards ("SFAS") Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. As of December 31, 1998 and 1999 and at June 30, 2000 all marketable securities were cash equivalents and unrealized holdings gains and losses were not significant.

Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market and consist of purchased parts, subassemblies and finished goods.

                      METAWAVE COMMUNICATIONS CORPORATION

1. Significant Accounting Policies--(continued)

Property and Equipment

   Property, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of two to seven years of the related assets for financial statement purposes. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life.

Warranty

   The Company generally provides a 12 month warranty, which may vary depending upon specific contractual terms, on all systems and records a related provision for estimated warranty costs at the date of sale.

Research and Development Costs

   Research and development costs are expensed as incurred.

Advertising Costs

   Advertising costs are charged to expense as incurred. Advertising expense of $535,000, $692,000 and $1,387,000 was recorded for the years ended December 31, 1997, 1998 and 1999, respectively.

Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations, in accounting for its employee stock options rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). APB No. 25 provides that the compensation expense relative to the Company's employee stock options is measured based on the intrinsic value of the stock option. SFAS No. 123 requires companies that continue to follow APB No. 25 to provide a pro forma disclosure of the impact of applying the fair value method of SFAS No. 123 (refer to Note 6). The Company recognizes compensation expense for options and warrants granted to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Consensus 96-18.

Other Comprehensive Income

   In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in the financial statements. The only item of other comprehensive income (loss) which the Company currently reports is foreign currency translation adjustments.

Business Segments

   In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for reporting information about operating segments in annual financial statements. The Company operates in one segment as a provider of certain wireless telecommunication equipment. SFAS No. 131 also establishes standards for related disclosures about systems and services, geographic areas and major customers. Information related to international operations and major customers is contained in Notes 12 and 13.

                      METAWAVE COMMUNICATIONS CORPORATION

1. Significant Accounting Policies--(continued)

New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of this new standard will have a material effect on earnings or the financial position of the Company, but continues to evaluate the impact of SFAS No. 133.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 101 ("SAB 101"). This summarized certain areas of the staff's views in applying generally accepted accounting principles as it applies to revenue recognition. The Company believes that its revenue recognition principles comply with SAB 101. The Company will continue to evaluate interpretations of SAB 101.

2.  Inventories

                                                       December 31,   June 30,
                                                       ------------- -----------
                                                        1998   1999     2000
                                                       ------ ------ -----------
                                                                     (Unaudited)
                                                            (In thousands)
   Purchased parts ................................... $4,922 $2,251   $4,037
   Subassemblies......................................  2,332  1,144    1,351
   Finished goods.....................................    675    754    1,178
                                                       ------ ------   ------
                                                       $7,929 $4,149   $6,566
                                                       ====== ======   ======

   Purchased parts include purchased components and partially assembled units. Subassemblies primarily represent components that are assembled and ready for final configuration pending the detailed requirements for the specific customer. Finished goods are units representing projects-in-process at customer locations.

3.  Property and Equipment

                                                   December 31,      June 30,
                                                  ----------------  -----------
                                                   1998     1999       2000
                                                  -------  -------  -----------
                                                                    (Unaudited)
                                                        (In thousands)
   Equipment .................................... $ 9,384  $10,100    $11,778
   Furniture and fixtures........................     869      976        985
   Leasehold improvements........................     920      910        911
                                                  -------  -------    -------
                                                   11,173   11,986     13,674
   Accumulated depreciation and amortization.....  (4,818)  (6,285)    (7,782)
                                                  -------  -------    -------
                                                  $ 6,355  $ 5,701    $ 5,892
                                                  =======  =======    =======

                      METAWAVE COMMUNICATIONS CORPORATION

3.  Property and Equipment--(continued)

   Included in property and equipment are assets acquired under capital lease obligations with an original cost of $9,591,000, $8,920,000 and $8,776,000 as of December 31, 1998, 1999 and June 30, 2000, respectively. Accumulated amortization on the leased assets was $3,357,000, $3,749,000 and $5,506,000 as of December 31, 1998, 1999 and June 30, 2000, respectively.

   In connection with the Master Lease Agreement with Transamerica Business Credit Corporation, on June 30, 2000 the Company entered into a three-year capital lease for testing equipment and computer hardware and a two-year capital lease for software for $702,863 and $372,831, respectively.

4. Notes Payable

                                                       December 31,   June 30
                                                       ------------ -----------
                                                        1998   1999    2000
                                                       ------- ---- -----------
                                                                    (unaudited)
                                                            (In thousands)
Senior Secured Notes, repaid in April 1999 ..........  $31,704 $ --    $ --
Note payable to U.S. Bank with monthly payments of
 $217, bearing interest at 11%, repaid in November
 1999 ...............................................        4   --      --
Note payable to Comdisco, with monthly payments of
 $12,126, maturing in February 2000, bearing interest
 at 8%, with a residual payment of $50,000 due
 February 28, 2000, secured by the underlying
 equipment ..........................................      202   72      --
Notes payable to Ford Motor Credit Company with
 monthly payments aggregating $466, bearing interest
 at 3.9% ............................................      --    --      21
Notes payable to Chrysler Financial with monthly
 payments aggregating $347, bearing interest at 10%
 ....................................................       15   11      10
                                                       ------- ----    ----
                                                        31,925   83      31
Less current portion.................................   31,838   75    $  8
                                                       ------- ----    ----
Long term portion ...................................  $    87 $  8     $23
                                                       ======= ====    ====

Senior Secured Notes

   On April 28, 1998, the Company issued $29.0 million aggregate principal amount of Senior Secured Notes ("Senior Notes"), with a maturity date of April 28, 2000. The Senior Notes accrue interest at 13.75%, payable semiannually at the option of the Company in either additional Senior Notes or cash. In October 1998, the Company issued additional Senior Notes of approximately $2.7 million in connection with the related accrued interest.

   In connection with the Senior Notes, the noteholders received warrants to purchase 537,500 shares of Series D Preferred Stock at $0.01 per share. The Company recorded debt issuance fees of approximately $4.3 million related to the estimated fair value of these warrants. The debt issuance fees were amortized over the period during which the Senior Notes were outstanding.

   On December 21, 1998, the Company issued an additional 83,202 warrants at $0.01 per share to the Senior Noteholders in connection with certain antidilution provisions. The fair value of these additional warrants was estimated to be approximately $671,000 which was being amortized over the remaining term of the Senior Notes.

                      METAWAVE COMMUNICATIONS CORPORATION

4. Notes Payable--(continued)

   In April 1999, the Company retired all of the principal and accrued interest on the Senior Notes aggregating $33,124,570. In addition, the warrants issued in connection with the Senior Notes were exercised by the noteholders for an aggregate 620,702 shares of Series D Preferred Stock. Amortization of debt issuance costs, which has been included in interest expense, aggregated $4,170,000 in 1998 and $2,321,000 in 1999.

Line of Credit Agreement

   The Company has a credit facility with Imperial Bank. The facility provides for a revolving credit line of $7.5 million to support working capital with a $3.0 million sublimit for issuance of trade-related commercial and standby letters of credit. Outstanding balances on the credit line bear interest at the bank's prime rate (8.5% as of December 31, 1998 and 1999), and are secured by the Company's accounts receivable. At December 31, 1998 and 1999, $2.5 million was outstanding related to the issuance of a standby letter of credit. The Company is required to comply with certain covenants set forth in the line of credit agreement. The Company is currently in compliance with these covenants.

   In June 2000, we renewed our line of credit with Imperial Bank increasing available funds from $7.5 million to $10.0 million to support our working capital requirements. The line of credit has a maturity date of one year with interest payable monthly and principal at maturity. As of June 30, 2000, we had an outstanding balance of $30,250 on this credit line.

5. Convertible and Redeemable Preferred Stock

   In July 1995, the Company issued 5,500,000 shares of Series A Preferred Stock ("Series A") through a private offering. Proceeds from the financing amounted to $5,500,000, or $1.00 per share.

   In May 1996, the Company issued 2,711,113 shares of Series B Preferred Stock ("Series B") through a private offering. Proceeds from the financing amounted to $9,150,006. An additional 29,630 shares of Series B were issued in November 1996 with proceeds of $100,002, or $3.375 per share.

   In October and November 1996, the Company issued 2,491,880 shares of Series C Preferred Stock ("Series C") through a private offering. Proceeds from the financing amounted to $15,349,980, or $6.16 per share.

   In August 1997, the Company issued 2,397,727 shares of Series D Preferred Stock ("Series D") through a private offering. Proceeds from the financing amounted to $19,181,816, or $8.00 per share.

   In December 1998, the Company issued 898,738 shares of Series E Preferred Stock ("Series E") through a private offering. Proceeds from the initial round of Series E financing amounted to $7,189,904, or $8.00.

   In January 1999, the Company issued 726,264 additional shares of Series E at $8.00 per share with gross proceeds of $5,810,112. In April and June 1999, the Company issued 15,676,153 additional shares of Series E at $5.00 per share with gross proceeds of $78,380,765. In connection with the issuance of the Series E at $5.00 per share in April, the existing Series E shareholders were issued 974,996 additional Series E shares adjusting the price per share from $8.00 to $5.00.

   Holders of Series A, B, C, D and E have preferential rights to dividends ($.08, $.27, $.49, $.64 and $.40 per share per annum, respectively) when and if declared by the Board of Directors. Dividends are not cumulative until January 1, 2002. The holders are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted.

                      METAWAVE COMMUNICATIONS CORPORATION

5. Convertible and Redeemable Preferred Stock--(continued)

   Every three shares of Series A and B is convertible into two shares of common stock at the option of the holder. In July 1999, in accordance with certain adjustment provisions of the Amended and Restated Certificate of Incorporation, the Series C, D, and E conversion rate to common stock was amended to 1.30786, 1.44144 and 1.42857, respectively. The conversion rate of the Series A, B, C, D and E Preferred Stock is subject to adjustment in the event the Company issues shares of capital stock at a price per share below the original purchase price for each Series, subject to certain exceptions. In addition, the conversion rate is automatically adjusted in the event of a stock split, stock dividend, recapitalization or similar event. On April 12, 2000, the Board of Directors approved a two-for-three reverse stock split of the common stock. As a result of the split, the Series A, B, C, D and E conversion rates to common stock were adjusted to 0.66667, 0.66667, 0.87190, 0.96096, and 0.95238, respectively. In conjunction with the closing of the Company's initial public stock offering, on May 2, 2000, all series of preferred stock were converted to 27,972,907 shares of common stock.

6. Stockholders' Equity

Initial Public Offering and Reverse Stock Split

   In February 2000, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to offer up to 12,000,000 shares of common stock to the public. In February 2000, the Board of Directors authorized an increase in the capitalization of the Company to 160,000,000 authorized shares with 150,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares designated as preferred stock, par value $0.0001 per share upon the effective date of the Company's initial public offering. In April 2000, the Board of Directors approved a two-for-three reverse stock split of the common stock. All share and per share data and all conversion rate disclosures in the accompanying financial statements have been retroactively adjusted to reflect this split.

   On May 2, 2000, the Company completed an initial public offering of its common stock. A total of 7,187,500 shares of common stock offered were sold at $9.00 per share. The aggregate gross proceeds from the sale were $64.7 million. Net proceeds from the offering amounted to $58.9 million and are invested in high quality short-term investments.

Stock Repurchases

   On January 10, 1998, the Company repurchased 91,850 shares of common stock from one of its founders for $501 pursuant to the terms of a stock repurchase agreement with the founder. In addition, the Company caused one of its founders to surrender 66,666 shares of common stock in 1996 for no consideration.

   In December 1998, the Company repurchased 416 shares from one of its employees for $5,000.

Stock Option Plans

   The Company's 1995 Stock Option Plan (the "1995 Plan") provides for the granting of incentive stock options and nonqualified stock options to employees, officers, directors and consultants. Options under the 1995 Plan have been granted at fair market value on the date of grant and expire ten years after the date of the grant. Options granted under the 1995 Plan generally become exercisable at the rate of 25% of the total number of shares subject to the option after the first anniversary following the date of grant, with 2.083% vesting monthly thereafter, with all shares becoming fully vested on the fourth anniversary date of the date of grant. The Company has reserved 2,766,666 shares of common stock for issuance under the 1995 Plan.

                      METAWAVE COMMUNICATIONS CORPORATION

6. Stockholders' Equity--(continued)

   In May 1998, the Board of Directors approved the 1998 Stock Option Plan (the "1998 Plan"). Options granted under the 1998 Plan generally vest on the same terms as the 1995 Plan and are exercisable for a period of ten years. On the first trading day of each of the five calendar years beginning in 1999 and ending in 2003, the number of shares reserved for issuance under the 1998 Plan automatically increase by an amount equal to three percent of the Company's outstanding common stock, up to a maximum of 666,666 shares in any calendar year, or such lower amount as approved by the Board of Directors. The Company initially reserved 566,666 shares under the 1998 Plan, and was increased to 1,763,369 shares in April 1999 by the Board of Directors.

   In June 1999, the Board of Directors approved the adoption of the Employee Option Incentive Program (the "Incentive Program") under the 1998 Plan. Options granted under the Incentive Program originally vested over five years from the date of grant, however, vesting was accelerated for 50% of such options on April 26, 2000, and the remaining 50% of the options shall vest on April 26, 2001. Options under the Incentive Program were granted at estimated fair value on the date of grant and expire ten years after the date of the grant. The Board of Directors issued 336,666 shares under this program.

   In February 2000, the Board approved the 2000 Employee Stock Purchase Plan (the "ESPP"), subject to shareholder approval. The Company implemented the ESPP on April 26, 2000, and the ESPP will continue until April 30, 2020. The ESPP, subject to certain limitations, permits eligible employees of the Company to purchase common stock through payroll deductions of up to 15% of their compensation. The Company has authorized the issuance of up to 233,333 shares of common stock under the ESPP, plus an automatic annual increase, to be added on the first day of the fiscal year beginning in 2001, equal to the lesser of 266,666 shares, 1% of the common stock outstanding on the last day of the preceding fiscal year, or a lesser number of shares as determined by the Board of Directors.

   The 1998 Directors' Stock Option Plan (the "Directors' Plan") was adopted by the Board of Directors in February 1998 and approved by the stockholders on April 20, 1998. A total of 200,000 shares of common stock have been reserved for issuance under the Directors' Plan. The Directors' Plan provides for discretionary grants of nonstatutory stock options to nonemployee directors of the Company. The Plan provides automatic formula based grants to the nonemployee directors. In February 2000, the Board of Directors amended the Directors' Plan, and our shareholders approved the amendment in April 2000. The amended plan became effective on April 26, 2000. An automatic grant is made to each non-employee director who joins the Board after the closing of the initial public offering for an option to purchase 16,666 shares of common stock. Additionally, at each annual shareholder meeting, each non-employee director is granted an additional option to purchase 6,666 shares of common stock provided that the director continues serving on the Board and has served as a director six months prior to grant date. The amended Directors' Plan increases the issuance of options under the plan to 466,666. Initial options granted under the directors' plan to new nonemployee directors following the IPO will vest as to 25% of the shares underlying the option on the first anniversary of the date of the option grant and as to 1/48th of the shares each month after the first anniversary so that these options will be fully vested on the fourth anniversary of the grant date. Options granted to our nonemployee directors at the time of each annual stockholders meeting following this offering will vest as to 1/36th of the shares underlying the option so that these options will be fully vested on the third anniversary of the grant date. The exercise price of all stock options granted under the Directors' Plan shall be equal to the estimated fair value of a share of the Company's common stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years.

   The 2000 Stock Option Plan (the "2000 Plan") provides for the grant of incentive stock options to employees, including employee directors, and of nonstatutory stock options and stock purchase rights to

                      METAWAVE COMMUNICATIONS CORPORATION

6. Stockholders' Equity--(continued)

employees, directors and consultants. The 2000 Plan was originally adopted by our board of directors in February 2000 and was approved by our stockholders in April 2000. The 2000 Plan provides for this issuance of options and rights to purchase up to 1,333,333 shares of our common stock, plus an automatic annual increase on the first day of each fiscal year beginning in 2001 through 2009 equal to the lesser of 2,000,000 shares, 5% of our outstanding common stock on the last day of the immediately preceding fiscal year, or a lesser number of shares as our board of directors determines. Unless terminated earlier by the board of directors, the 2000 Plan will terminate ten years following its effective date.

   Deferred stock compensation is calculated as the difference between the exercise price and the deemed fair value of the Company's common stock at the date of grant. The deferred stock compensation is amortized over the vesting period of the related options using a graded vesting approach. In 1997 and 1999 and during the six months ended June 30, 2000, deferred stock compensation of $1,881,000, $1,169,000, and $2,523,000 was recorded for options granted under the various stock option plans. Amortized stock compensation of $676,000, $651,000, $817,000, and $1,257,000 was recorded during each of the years ended December 31, 1997, 1998, 1999, and the six months ended June 30, 2000, respectively.

   Had the stock compensation expense for the Company's stock option plan been determined based on the estimated fair value using the minimum value option pricing model at the date of grant, the Company's net loss would have been increased to these pro forma amounts:

                                                   Years Ended December 31,
                                                  ----------------------------
                                                    1997      1998      1999
                                                  --------  --------  --------
                                                        (In thousands)
   Net loss:
     As reported................................. $(22,104) $(44,328) $(42,413)
     Pro forma...................................  (22,109)  (44,728)  (43,231)
   Basic and diluted net loss per share:
     As reported.................................   (12.18)   (21.88)   (18.98)
     Pro forma...................................   (12.18)   (22.08)   (12.82)

   The fair value for these options was estimated at the date of grant using minimum value option pricing models that take into account: (1) the estimated fair value of the common stock at the grant date, (2) the exercise prices, (3) a one-year expected life beyond the vest date, (4) no dividends, and (5) a risk-free interest rate of between 5.42% and 6.43% during 1996 through 1999 over the expected life of the options. Compensation expense recognized in providing pro forma disclosures may not be representative of the effects on pro forma net income for future years because the amounts above include only the amortization for the fair value of 1997, 1998 and 1999 grants.

                      METAWAVE COMMUNICATIONS CORPORATION

6. Stockholders' Equity--(continued)

   A summary of the Company's stock option activity and related information follows:

                           December 31, 1997    December 31, 1998    December 31, 1999      June 30, 2000
                          -------------------- -------------------- -------------------- --------------------
                                                                                             (unaudited)
                                     Weighted-            Weighted-            Weighted-            Weighted-
                                      Average              Average              Average              Average
                                     Exercise             Exercise             Exercise             Exercise
                           Options     Price    Options     Price    Options     Price    Options     Price
                          ---------  --------- ---------  --------- ---------  --------- ---------  ---------
Outstanding at beginning
 of period..............  1,295,236    $ .36   2,099,196   $ 1.19   2,531,996    $4.59   2,885,294   $ 5.25
 Granted at fair value..    447,988     2.93   1,478,547    13.02     914,820     6.96   1,053,151    14.54
 Granted at above deemed
  fair value............        --       --          --       --       16,666     6.75     476,893    12.00
 Granted at below deemed
  fair value............    906,190     1.02         --       --      455,250     4.61     530,059     6.46
 Canceled...............   (362,157)     .44    (803,981)   12.56    (754,757)    6.53    (142,910)    7.34
 Exercised..............   (188,061)     .41    (241,766)     .44    (278,681)     .50    (273,327)    1.43
                          ---------            ---------            ---------            ---------
Outstanding at end of
 period.................  2,099,196     1.19   2,531,996     4.59   2,885,294     5.25   4,529,160     8.33
                          =========            =========            =========            =========
Exercisable at end of
 period.................  1,426,668     1.46   2,213,954     5.13   2,837,236     5.33   3,260,243     6.63
                          =========            =========            =========            =========
Weighted-average fair
 value of options
 granted during the
 period:
Granted at fair value...                2.93                12.84                 3.59                13.93
Granted at below fair
 value..................                2.84                  --                  4.50                 7.22

   The following information is provided for options outstanding and exercisable at December 31, 1999:

                             Outstanding                          Exercisable
                 -----------------------------------------   -------------------------
                                               Average
                               Weighted-      Remaining                    Weighted-
  Range of                      Average      Contractual                    Average
  Exercise       Number of     Exercise         Life         Number of     Exercise
    Price         Options        Price         (Years)        Options        Price
-------------    ---------     ---------     -----------     ---------     ---------
$0.15 -  0.53      228,411       $0.26          6.12           214,441       $0.24
 0.93 -  1.80      777,695        0.96          7.48           743,606        0.96
 3.00 -  5.04      561,950        4.23          9.02           561,950        4.23
 5.25 -  6.75      655,174        6.62          8.96           655,174        6.62
 7.50 - 12.00      662,064       11.54          8.06           662,065       11.54
                 ---------                                   ---------
                 2,885,294        5.25          8.47         2,837,236        5.33
                 =========                                   =========

   Stock options available for future grants under the Company's stock option plans total 1,136,232 and 890,809 as of December 31, 1999 and June 30, 2000, respectively.

                      METAWAVE COMMUNICATIONS CORPORATION

6. Stockholders' Equity--(continued)

Common Stock Warrants

   In connection with various leasing agreements since 1996, the Company has issued warrants providing for the purchase of various series of convertible redeemable preferred stock and common stock. The warrant agreements expire after seven years or 18 months to three years from the effective date of the Company's initial public offering, whichever comes later. The value of the warrants was recorded as additional debt issuance cost and is being amortized using the interest method over the term of the related lease agreements. The warrants were valued using the Black-Scholes valuation model based upon the exercise prices described above, a risk free rate of 4.5%-6.0%, a dividend yield rate of 0%, volatility of .6 and an expected life of 2-5 years.

   As a result of the two-for-three reverse stock split and the Company's initial public offering in April, 2000, all of the convertible and redeemable preferred stock warrants were converted to 90,870 common stock warrants with exercise prices ranging from $3.28 to $8.32 per share. On May 2, 2000, in connection with the initial public offering, a warrant holder exercised all 4,205 shares of its common stock warrants on a net exercise basis, thereby resulting in the issuance of 315 shares of common stock. As of June 30, 2000, there were 107,498 shares of common stock warrants outstanding.

Common Shares Reserved for Future Issuance

   The Company has reserved shares of common stock as follows:

                                                       December 31,  June 30,
                                                           1999        2000
                                                       ------------ -----------
                                                                    (unaudited)
   Stock options outstanding..........................   2,885,294   4,529,160
   Stock options available for future grant...........   1,136,232     890,809
                                                        ----------   ---------
                                                         4,021,526   5,419,969
   Conversion of:
     Series A Preferred Stock.........................   3,666,664         --
     Series B Preferred Stock.........................   1,827,157         --
     Series C Preferred Stock.........................   2,172,677         --
     Series D Preferred Stock.........................   2,900,577         --
     Series E Preferred Stock ........................  17,405,832         --
                                                        ----------   ---------
                                                        27,972,907   5,419,969
   Convertible redeemable preferred stock warrants....      90,870         --
   Common stock warrants..............................      20,833     107,498
                                                        ----------   ---------
                                                        32,106,136   5,527,467
                                                        ==========   =========

7. Income Taxes

   As of December 31, 1999, the Company had federal net operating loss carryforwards (NOL) of approximately $108.4 million and research and development tax credit carryforwards of approximately $1.9 million. The federal net operating loss carryforwards will begin to expire in the year 2009 if not utilized. As a result of changes in ownership coincident with equity financings, the utilization of a portion of the net operating loss carryforward will be limited, pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. Approximately $83.1 million of the NOL is limited to approximately $4.0 million per year. The remaining NOL is not subject to limitation as of December 31, 1999.

                      METAWAVE COMMUNICATIONS CORPORATION

7. Income Taxes--(continued)

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to the deferred tax assets due to the uncertainty of realizing the benefits of the assets. Significant components of the Company's deferred tax assets are as follows:

                                                               December 31,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
                                                              (In thousands)
   Deferred tax liabilities:
     Prepaid assets......................................... $     47  $     57
   Deferred tax assets:
     Net operating loss carryforwards.......................   22,664    36,880
     Research and development tax credit carryforwards......      --      1,872
     Accrued compensation...................................      380       335
     Fixed assets...........................................       90       175
     Accrued expenses and reserves..........................    1,146     2,195
     Deferred revenues......................................      --        564
     Stock compensation.....................................       80        82
                                                             --------  --------
   Total deferred tax assets................................   24,360    42,103
                                                             --------  --------
                                                               24,313    42,046
   Less valuation reserve...................................  (24,313)  (42,046)
                                                             --------  --------
   Net deferred taxes....................................... $    --   $    --
                                                             ========  ========

8. Commitments

   The Company leases its facilities under noncancelable operating lease agreements that expire on various dates through 2005. The Company leases certain equipment under noncancelable capital leases that expire on various dates through 2002.

   In June 1998, the Company moved into a new building. The lease on this building expires on May 31, 2005. The Company, at its option, may extend the term of this lease for two successive periods of five years each. The option must be elected 12 months prior to the expiration of the initial lease term. In connection with this arrangement, the Company has issued letters of credit to the landlord aggregating $2.5 million.

                      METAWAVE COMMUNICATIONS CORPORATION

8. Commitments--(continued)

   Following is a summary of future minimum payments under capital leases and operating leases, including the principal facility, that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1999:

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
                                                                (In thousands)
     2000..................................................... $3,015   $ 2,001
     2001.....................................................  2,238     2,089
     2002.....................................................    620     1,969
     2003.....................................................    --      2,108
     2004 and thereafter......................................    --      2,867
                                                               ------   -------
                                                                5,873   $11,034
                                                                        =======
     Less interest............................................    702
                                                               ------
                                                                5,171
     Less current portion.....................................  2,692
                                                               ------
                                                               $2,479
                                                               ======

   Rental expense for operating leases was $667,939, $1,304,007 and $2,041,328 for the years ended December 31, 1997, 1998 and 1999, respectively.

   The Company entered into agreements with certain leasing companies to provide up to $3.0 million in 1997, $3.5 million in December 31, 1998 and $3.0 million at December 31, 1999 of financing to allow the Company to lease additional equipment. Pursuant to these agreements, equipment leases would generally have a term of three years and an implicit interest rate of 7.25% in 1997, 14.5% at December 31, 1998 and 12.25% at December 31, 1999. The leases are secured by the underlying equipment. In connection with these lease agreements, warrants were issued to purchase preferred stock (see Note 5).

                      METAWAVE COMMUNICATIONS CORPORATION

9. Net Loss Per Share

   Basic and diluted net loss per share is calculated using the weighted average number of shares of common stock outstanding. The effect of stock options, warrants and convertible and redeemable preferred stock have not been included in the calculation of diluted net loss per share as their effect is antidilutive. Pro forma basic and diluted net loss per share is computed on the basis of the weighted average number of shares of common stock outstanding plus the pro forma effect of convertible preferred shares as if such shares were converted to common stock at the time of issuance.

                                                            Six Months Ended
                               Year ended December 31,          June 30,
                              ----------------------------  ------------------
                                1997      1998      1999      1999      2000
                              --------  --------  --------  --------  --------
                                                               (unaudited)
                                 (In thousands, except per share data)
  Net loss (A)..............  $(22,104) $(44,328) $(42,413) $(23,647) $(14,281)
                              ========  ========  ========  ========  ========
  Weighted average shares
   outstanding:
    Common stock (B)........     1,815     2,026     2,235     2,173    14,378
    Convertible and
     redeemable preferred
     stock..................     7,773     8,804    21,696    15,316    18,751
                              --------  --------  --------  --------  --------
  Pro forma weighted average
   shares outstanding (C)...     9,588    10,830    23,931    17,489    33,129
                              ========  ========  ========  ========  ========
  Basic and diluted net loss
   per share (A/B)..........  $ (12.18) $ (21.88) $ (18.98) $ (10.88) $  (0.99)
                              ========  ========  ========  ========  ========
  Pro forma net loss per
   share (A/C)..............  $  (2.31) $  (4.09) $  (1.77) $  (1.35) $  (0.43)
                              ========  ========  ========  ========  ========

10. Retirement Plans

   The Company has a salary deferral 401(k) plan for its employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to make a matching contribution, subject to certain limitations. To date, the Company has made no contributions to the plan.

11. Related-Party Transactions

   In October 1997, the Board authorized a secured loan of $162,500 and an unsecured loan of $75,000 to the Company's former Chief Financial Officer ("CFO"). Both loans bear interest at 5.5%. The secured loan was payable in full on October 28, 2002, or earlier, based upon certain events specified in the agreement. Under the original terms of the unsecured loan, $50,000 of the principal amount of the loan was to be forgiven over a three-year period provided that the CFO remained employed with the Company, with the remaining balance of $25,000 plus interest due on the earlier of October 22, 2000 or the date on which his employment terminated. In accordance with the loan agreement, a total of $16,665 was forgiven in 1998 and was expensed as compensation.

   The CFO resigned from the Company in January 1999. The Board authorized an extension of due dates on the secured loan of $162,500 and the unsecured loan and accrued interest balance of $62,460 to the earlier of January 30, 2000, or 190 days after an IPO of the Company. The Board authorized an amendment to the Security Agreement securing the obligations of the former CFO under the secured and unsecured promissory

                      METAWAVE COMMUNICATIONS CORPORATION

11. Related-Party Transactions--(continued)

notes that provide for an acceleration of the notes based upon certain events specified in the Agreement. These notes were repaid in full in February 2000.

   Powerwave Technologies, Inc. ("Powerwave"), whose chief executive officer is a director of the Company, is the Company's sole supplier of linear power amplifiers, a component in the Company's systems. Pursuant to a manufacturing agreement with Powerwave (which agreement was approved by a majority of the Company's disinterested directors), Powerwave will manufacture and sell to the Company 100% of the Company's requirements for linear power amplifiers that Powerwave manufactures. The initial term of the agreement is 18 months with an automatic 18-month extension, unless either party otherwise terminates the agreement. The Company's purchases from Powerwave totaled $2,203,217, $8,047,401 and $6,427,026 in 1997, 1998, and 1999, respectively.

   In December 1997, the Company determined that it would discontinue the Company's Network Services division. In March 1998, the Company sold the assets of this division for an aggregate purchase price of $78,000 to Advanced Wireless Engineering ("AWE"), a company that was majority-owned by an individual who at that time was the Company's Vice President, Network Services. This individual resigned from the Company in March 1998 to run AWE on a full-time basis.

12. Revenues and Operations

   In December 1997, the Company determined that it would discontinue the Network Services division. Accordingly, the carrying value of these fixed assets were adjusted to net realizable value, thereby resulting in an impairment loss of $200,000, which is included in other expenses in the accompanying 1997 Statement of Operations. These assets were sold in March 1998. Included in revenues for the year ended December 31, 1997 and 1998 were revenues of $1,450,000 and $200,000 respectively, relating to the Network Services division and the cost of revenues were $1,728,000 and $242,000, respectively.

   In June 1998, in connection with certain patent licenses, the Company paid $250,000 in cash and issued 7,333 common stock warrants for an aggregate amount of $360,000. The common stock warrants had an exercise price of $.015 per share and were immediately exercised. The value of these warrants, using the Black-Scholes valuation model, of $110,000 and cash of $250,000 was recorded as research and development expense in 1998.

   Revenues from customers representing more than 10% of annual sales in each year were as follows:

                                                                   Six Months
                                                   Year Ended         Ended
                                                  December 31,      June 30,
                                                 ----------------  ------------
                                                 1997  1998  1999  1999   2000
                                                 ----  ----  ----  -----  -----
                                                                   (unaudited)
     AirTouch Communications, Inc. ............. 27.0%  --    --     --    39.5%
     Alltel Communications Inc. ................  --   61.8% 44.8%  88.2%   --
     Cox Communications Inc. ................... 63.0%  --    --     --     --
     GTE Wireless...............................  --   13.4%  --     --     --
     Grupo Iusacell S.A. de C.V. ...............  --    --   26.0%   --    46.2%
     OJSC St. Petersburg Telecom................  --   13.4%  --     --     --
     Southwestco Wireless.......................  --    --   20.9%   --     --
     Telefonica Servicios Moviles S.A. .........  --   10.1%  --     --     --

                      METAWAVE COMMUNICATIONS CORPORATION

13. International Operations

   Metawave sells its smart antenna systems and services throughout the world, and operates in a single industry segment. While certain expenses for sales and marketing activities are incurred in various geographical regions, substantially all of Metawave's assets are located and the majority of its operating expenses are incurred at its corporate headquarters. Revenue information by geographic region is the only segment information presented as follows:

                                                 Year Ended         Six Months
                                                December 31,      Ended June 30,
                                           ---------------------- --------------
                                            1997   1998    1999    1999   2000
                                           ------ ------- ------- ------ -------
                                                                   (unaudited)
                                                      (in thousands)
     United States........................ $1,450 $12,233 $16,717 $8,387 $10,863
     Paraguay.............................    --    1,615     --     --      --
     Peru.................................    --      --      --     --      269
     Russia...............................    --    2,143     --     --      --
     Mexico...............................    --      --    5,879    --    9,562
                                           ------ ------- ------- ------ -------
     Total................................ $1,450 $15,991 $22,596 $8,387 $20,694
                                           ====== ======= ======= ====== =======

14. Subsequent Event (Unaudited)

   On September 21, 2000, the Company completed the acquisition of Adaptive Telecom, Inc. with the issuance of 5,361,803 shares of common stock and 138,166 stock options of Metawave in exchange for all the outstanding capital stock and the assumption of all outstanding options to acquire Adaptive Telecom common stock. In accordance with the Agreement and Plan of Merger among Metawave and Adaptive Telecom, Adaptive Telecom became a wholly-owned subsidiary of Metawave. The acquisition was accounted for under the purchase method of accounting.

   Common stock issued by the Company was valued at $20.37 per share. The value of options issued was determined by estimating their fair market value using the Black-Scholes option pricing model. A summary of the consideration issued by the Company and the estimated direct and incremental costs of the acquisition are as follows (in thousands):

   Common stock....................................................... $90,582
   Restricted common stock............................................  20,204
   Estimated fair value of stock options..............................   1,022
   Estimated direct and incremental acquisition costs.................   2,500
                                                                       -------
                                                                       114,308
   Amounts attributable to future services for unvested stock options and restricted stock..............................................  17,350
                                                                       -------
     Net purchase price............................................... $96,958
                                                                       =======

                      METAWAVE COMMUNICATIONS CORPORATION

14. Subsequent Event (Unaudited)--(continued)

   Based on the assessment of the fair value of net assets acquired, the purchase price allocated to the acquired assets of Adaptive Telecom as of September 21, 2000 are as follows:

                                                     Purchase Price Amortization
                                                       Allocation       Life
                                                     -------------- ------------
                                                     (In thousands)
     Purchase price allocation:
       Tangible net assets acquired.................    $   579            --
       Intangible net assets acquired:
         In-process research and development........     10,400      immediate
         Assembled workforce........................      1,380              3
         Patents....................................      5,570              3
         Goodwill...................................     79,029              5
                                                        -------
           Total....................................    $96,958
                                                        =======

   Tangible net assets acquired includes the estimated fair value of cash and cash equivalents, prepaid expenses, and property and equipment. Liabilities assumed principally include accounts payable, accrued compensation, customer deposits, and shareholder loans.

   The value allocated to in-process research and development will be charged to expense during the quarter ending September 30, 2000. Values assigned to in-process research and development were determined with the assistance of an independent appraiser using a discounted cash flow analysis which considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income and associated risks.

   The value allocated to the assembled workforce is attributable to the Adaptive Telecom workforce in place after the acquisition which eliminates the need to hire new replacement employees. The value was determined by estimating the cost involved in assembling a new workforce including costs of salaries, benefits, training and recruiting. The value of the assembled workforce will be amortized on a straight-line basis over three years.

   The acquired patents are developed through years of experience in designing and developing embedded solutions for wireless network operators facing capacity constraints. The value allocated to patents will be amortized on a straight-line basis over the estimated remaining useful lives of three years.

   Goodwill is determined based on the residual difference between the net purchase price and the values assigned to identified tangible and intangible assets. The goodwill will be amortized on a straight-line basis over five years.

   The value allocated to deferred stock compensation of $17,350,000 represents the excess of the fair value over the exercise price for options and unvested restricted stock which had been issued to employees of Adaptive Telecom and were outstanding at September 21, 2000. The value of the deferred compensation will be amortized over the related remaining vesting periods using a graded vesting approach.

                      METAWAVE COMMUNICATIONS CORPORATION

14. Subsequent Event (Unaudited)--(continued)

   Assuming the acquisition had taken place on January 1, 1999, unaudited pro forma results of operations would have been as follows:

                                                    Year Ended  Six Months Ended
                                                   December 31,     June 30,
                                                       1999           2000
                                                   ------------ ----------------
                                                          (In thousands)
     Revenues.....................................   $ 26,146       $ 21,202
     Net loss.....................................   $(74,912)      $(25,928)
     Net loss per share...........................   $ (10.61)      $  (1.33)

           REPORT OF MOHLER, NIXON & WILLIAMS ACCOUNTANCY CORPORATION
                            INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Adaptive Telecom, Inc.

   We have audited the accompanying balance sheets of Adaptive Telecom, Inc. as of December 31, 1998 and 1999, and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adaptive Telecom, Inc. as of December 31, 1998 and 1999, and the results of its operations, shareholders' equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

                                          /s/ Mohler, Nixon & Williams

Campbell, California
September 25, 2000

                             ADAPTIVE TELECOM, INC.

                                 BALANCE SHEETS
                       (In thousands, except share data)

                                                    December 31,
                                                    --------------   June 30,
                                                     1998    1999      2000
                                                    ------  ------  -----------
                                                                    (unaudited)
ASSETS
------
Current assets:
  Cash and cash equivalents........................ $2,883  $1,961   $    579
  Prepaid expenses and other.......................     40      35         66
                                                    ------  ------   --------
    Total current assets...........................  2,923   1,996        645
Property and equipment, net........................    412     384        367
Other noncurrent assets, net.......................    109      78         55
                                                    ------  ------   --------
    Total assets................................... $3,444  $2,458   $  1,067
                                                    ======  ======   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Accounts payable.................................    210     332         62
  Accrued liabilities..............................      7      11        --
  Accrued compensation and benefits................    127     229        147
  Customer deposits................................  1,329     161        166
  Deferred revenues................................    136      21        --
  Shareholder loans................................    --       59         59
                                                    ------  ------   --------
    Total current liabilities......................  1,809     813        434
Shareholder loans..................................     59     --
Commitments
Shareholders' equity:
  Series A convertible preferred stock, $0.001 par
   value:
   Authorized shares--1,500,000 in 1998, 1999 and
    at June 30, 2000; issued and outstanding
    shares--1,500,000 in 1998, 1999 and at June 30,
    2000 (liquidating value $1,500)................      2       2          2
  Common stock, no par value:
   Authorized shares--13,500,000 in 1998, 1999 and
    June 30, 2000; issued and outstanding shares--
    5,349,065, 5,785,490, and 5,885,959 in 1998,
    1999 and June 30, 2000, respectively...........    178     204        207
  Additional paid-in capital.......................  1,465   1,465     15,070
  Deferred stock compensation......................    --      --     (13,375)
  Accumulated deficit..............................    (69)    (26)    (1,271)
                                                    ------  ------   --------
    Total shareholders' equity.....................  1,576   1,645        633
                                                    ------  ------   --------
    Total liabilities and shareholders' equity..... $3,444  $2,458   $  1,067
                                                    ======  ======   ========

                            See accompanying notes.

                             ADAPTIVE TELECOM, INC.

                            STATEMENTS OF OPERATIONS
                                 (In thousands)

                                              Year Ended     Six Months Ended
                                             December 31,        June 30,
                                             --------------  -----------------
                                              1998    1999    1999      2000
                                             ------  ------  -------- --------
                                                               (unaudited)
Revenues.................................... $2,651  $3,550  $ 1,604  $    508
Cost of revenues............................  2,348   2,595    1,136       390
                                             ------  ------  -------  --------
Gross profit................................    303     955      468       118
Operating expenses:
  Research and development..................    155     321      106       940
  Sales and marketing.......................    104     414      198       241
  General and administrative................    263     285      137       216
                                             ------  ------  -------  --------
Total operating expenses....................    522   1,020      441     1,397
                                             ------  ------  -------  --------
Income (loss) from operations...............   (219)    (65)      27    (1,279)
Interest income.............................    170     115       58        37
Other expense...............................     (6)     (7)      (3)       (3)
                                             ------  ------  -------  --------
Other income, net...........................    164     108       55        34
                                             ------  ------  -------  --------
Net income (loss)........................... $  (55) $   43  $    82  $ (1,245)
                                             ======  ======  =======  ========


                            See accompanying notes.

                             ADAPTIVE TELECOM, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                 For the Years Ended December 31, 1998 and 1999
                       (In thousands, except share data)

                              Series A
                            convertible
                          preferred stock    Common stock    Additional   Deferred                   Total
                          ---------------- -----------------  paid-in      stock     Accumulated shareholders'
                           Shares   Amount  Shares    Amount  capital   compensation   deficit      equity
                          --------- ------ ---------  ------ ---------- ------------ ----------- -------------
Balance at January 1,
 1998...................  1,400,000  $ 1   4,789,835   $159   $ 1,366     $    --      $   (14)     $ 1,512
 Issuance of common
  stock at $0.033 per
  share upon purchase of
  restricted stock......        --    --     555,000     19       --           --          --            19
 Issuance of common
  stock at $0.067 per
  share.................        --    --       4,230    --        --           --          --           --
 Issuance of preferred
  stock at $1.00 per
  share upon exercise of
  warrant...............    100,000    1         --     --         99          --          --           100
 Net loss ..............        --    --         --     --        --           --          (55)         (55)
                          ---------  ---   ---------   ----   -------     --------     -------      -------
Balance at December 31,
 1998...................  1,500,000    2   5,349,065    178     1,465          --          (69)       1,576
 Issuance of common
  stock at $0.033 per
  share upon exercise of
  options...............        --    --     102,500      4       --           --          --             4
 Issuance of common
  stock at $0.067 per
  share upon exercise of
  options...............        --    --     299,875     20       --           --          --            20
 Issuance of common
  stock at $0.067 per
  share.................        --    --      34,050      2       --           --          --             2
 Net income ............        --    --         --     --        --           --           43           43
                          ---------  ---   ---------   ----   -------     --------     -------      -------
Balance at December 31,
 1999...................  1,500,000    2   5,785,490    204     1,465          --          (26)       1,645
 Issuance of common
  stock at $0.033 per
  share upon exercise of
  options (unaudited)...        --    --     143,594      5       --           --          --             5
 Repurchase of common
  stock (unaudited).....        --    --     (43,125)    (2)      --           --          --            (2)
 Deferred stock
  compensation
  (unaudited)...........        --    --         --     --     13,605      (13,605)        --           --
 Stock compensation
  expense (unaudited)...        --    --         --     --        --           230         --           230
 Net loss (unaudited)...        --    --         --     --        --           --       (1,245)      (1,245)
                          ---------  ---   ---------   ----   -------     --------     -------      -------
Balance at June 30, 2000
 (unaudited)............  1,500,000  $ 2   5,885,959   $207   $15,070     $(13,375)    $(1,271)     $   633
                          =========  ===   =========   ====   =======     ========     =======      =======


                            See accompanying notes.

                             ADAPTIVE TELECOM, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                Year Ended       Six Months
                                               December 31,    Ended June 30,
                                              ---------------  ---------------
                                               1998    1999     1999    2000
                                              ------  -------  ------  -------
                                                                (unaudited)
Operating activities
Net income (loss)...........................  $  (55) $    43  $   82  $(1,245)
Adjustments to reconcile net income (loss)
 to net cash provided by (used in) operating
 activities:
  Depreciation and amortization expense.....      79      158      71       96
  Stock compensation expense................     --       --      --       230
  Changes in operating assets and
   liabilities:
    Decrease (increase) in prepaid expenses
     and other..............................     (40)       5       3      (31)
    Decrease (increase) in other noncurrent
     assets.................................     (47)      14     --        15
    Increase (decrease) in accounts
     payable................................     170      122    (103)    (270)
    Increase (decrease) in accrued
     liabilities............................       4        4      (7)     (11)
    Increase (decrease) in accrued
     compensation and benefits..............     127      102       4      (82)
    Increase (decrease) in customer
     deposits...............................   1,314   (1,168)   (283)       5
    Increase (decrease) in deferred
     revenue................................     136     (115)    (49)     (21)
                                              ------  -------  ------  -------
Net cash provided by (used in) operations...   1,688     (835)   (282)  (1,314)
Investing activities
Purchases of equipment......................    (475)    (113)    (63)     (71)
                                              ------  -------  ------  -------
Net cash used in investing activities.......    (475)    (113)    (63)     (71)

Financing activities
Net proceeds from issuance of common stock..      19       26       1        5
Net proceeds from issuance of preferred
 stock upon exercise of warrant.............     100      --      --       --
Repurchase of common stock..................     --       --      --        (2)
                                              ------  -------  ------  -------
Net cash provided by financing activities...     119       26       1        3
Net increase (decrease) in cash.............   1,332     (922)   (344)  (1,382)
Cash and cash equivalents at beginning of
 period.....................................   1,551    2,883   2,883    1,961
                                              ------  -------  ------  -------
Cash and cash equivalents at end of period..  $2,883  $ 1,961  $2,539  $   579
                                              ======  =======  ======  =======


Supplemental disclosures
Income taxes paid during the period.........  $    4  $     1  $  --   $   --
Deferred stock compensation.................  $  --   $   --   $  --   $13,605


                            See accompanying notes.

                             ADAPTIVE TELECOM, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

Description of Business

   Adaptive Telecom, Inc. (the Company) was incorporated in California in 1997. The Company develops, markets, produces and licenses spatial filtering solutions for wireless telecommunication applications. The proprietary technology reduces the infrastructure and operating costs of wireless Cellular and Personal Communication System (PCS) networks by increasing the capacity and performance of the network. The Company operates in one business segment and currently markets their technology to wireless network infrastructure providers and directly to network operators.

   A customer's equipment and software must be customized prior to the use of the Company's technology. Accordingly, the Company enters into an agreement with a customer that identifies the customization specifications and provides for milestones and payment for the customization. Upon successful completion of the customization, the customer may then license the technology upon the payment of the licensing fee, usually in the form of a royalty payment.

   During 1998, 1999, and for the six months ended June 30, 2000 substantially all revenues were derived from the customization portion of one such agreement between the Company and NEC Corporation (NEC)). At the conclusion of the customization phase in 2000, NEC elected not to license the technology.

Unaudited Interim Financial Information

   The financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position at those dates and of the operations and cash flows for the periods then ended. Operating results for the six months ended June 30, 2000 are not necessarily indicative of results that may be expected for the entire year.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

   Revenues from the customization of an original equipment manufacturer (OEM) telecommunications system are recognized using contract accounting over the period that services are performed under the percentage-of-completion method. For agreements accounted for using the percentage-of-completion method, the Company determines progress-to-completion using input measures based on labor hours incurred. Customer billing occurs in accordance with contract terms. Amounts billed to customers in excess of revenue recognized are recorded as deferred revenues and customer advances are recorded as customer deposits on uncompleted contracts.

   Upon completion of the customization of the Company's technology to the OEM's telecommunications system, the Company's revenues would be derived from licenses of its intellectual property. For each license arrangement, the Company would determine whether persuasive evidence of an agreement exists, delivery of the product has occurred, there are not significant remaining Company obligations, the fee is fixed or determinable and collectibility is probable. If any of these criteria are not met, revenue recognition would be

                             ADAPTIVE TELECOM, INC.

1. Significant Accounting Policies--(continued)

deferred until such time as the criteria are met. Through December 31, 1999, the Company has not recorded any revenue from license fees.

Risks and Uncertainties

   The Company is subject to a number of risks including the marketing of a new technology, the need to maintain adequate financing, competition from competitors with greater financial resources and dependence on key personnel. The telecommunications industry is characterized by rapid technological developments, frequent product introductions, evolving industry standards, changes in customer requirements and short product life cycles. Significant technological changes or the emergence of competitive products with new capabilities could adversely affect the Company's operating results.

Major Customer

   Substantially all revenues recorded by the Company in 1998, 1999, and for the six months ended June 30, 2000 are from one agreement with NEC. Development and testing in accordance with provisions of the agreement was completed in 2000, and NEC elected not to exercise its right to license the technology under the agreement. The Company has not entered into any new contracts upon the completion of this contract in 2000.

   In connection with the completion of the agreement, the Company is obligated to return certain equipment borrowed from NEC and unused parts acquired in connection with the contract. In addition, any technology developed under the contract that was not otherwise specified in the contract becomes the joint property of NEC and the Company.

Cash Equivalents

   The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are invested in money market funds.

   The Company has classified all investments as available-for-sale. Available-for-sale securities are carried at fair market value based on quoted market prices with unrealized gains and losses, net of tax, reported in shareholders' equity, if material. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income.

   Unrealized holding gains and losses on available-for-sale securities at December 31, 1998 and 1999 were not material.

   Cash equivalents include the following as of December 31:

                                                                    1998   1999
                                                                   ------ ------
                                                                        (In
                                                                    thousands)
     Money market funds........................................... $2,883 $1,955
                                                                   ====== ======

Property and Equipment

   Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method based on the estimated useful lives of three to five years of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the lease term.

                             ADAPTIVE TELECOM, INC.

1. Significant Accounting Policies--(continued)

   Intangible assets principally consist of patent fees that are being amortized on the straight-line method over five years.

Research and Development

   In accordance with Statements of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," all costs incurred to establish the technological feasibility of computer software products are expensed as research and development costs. The Company determines technological feasibility based upon coding and testing in accordance with detailed program designs. Costs incurred subsequent to the establishment of technological feasibility and prior to the general availability of the product to customers will be capitalized, if significant. To date, no software development costs have been capitalized.

Income Taxes

   The provision for income taxes is based on income reported in the financial statements. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities.

Stock-Based Compensation

   As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees and to adopt the "disclosure only" alternative described in SFAS 123. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   Stock options or warrants granted to non-employees are accounted for in accordance with SFAS 123 and the Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The fair value of such options or warrants is determined using the Black-Scholes model.

Other Comprehensive Income

   In June 1997, the Financial Accounting Standards Board (FASB) released SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 established standards for the reporting and display of comprehensive income (loss) and its components. The Company had no items, other than net income (loss), of other comprehensive income (loss) to report in any of the years presented.

New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133 (SFAS 133), Accounting for Derivatives and Hedging Activities, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company does not

                             ADAPTIVE TELECOM, INC.

1. Significant Accounting Policies--(continued)

anticipate that the adoption of this new standard will have a material effect on earnings or the financial position of the Company, but continues to evaluate the impact of SFAS 133.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 101 (SAB 101). This summarized certain areas of the staff's views in applying generally accepted accounting principles as it applies to revenue recognition. The Company believes that its revenue recognition principles comply with SAB 101. The Company will continue to evaluate interpretations of SAB 101.

2. Property and Equipment

                                                    December 31,
                                                    --------------   June 30,
                                                     1998    1999      2000
                                                    ------  ------  -----------
                                                                    (unaudited)
                                                         (In thousands)
     Lab and test equipment........................ $  229  $  272     $ 273
     Computers.....................................    207     271       339
     Office equipment..............................     37      42        43
     Leasehold improvements........................      1       3         3
                                                    ------  ------     -----
                                                       474     588       658
     Accumulated depreciation and amortization.....    (62)   (204)     (291)
                                                    ------  ------     -----
                                                    $  412  $  384     $ 367
                                                    ======  ======     =====

   The Company issued 2,190,350 shares of common stock to a founder during May 1997 in exchange for a patent. The patent, which is recorded in other noncurrent assets, is valued at approximately $73,000 and is being amortized over five years. Annual amortization totaled approximately $17,000 in 1998 and 1999 and $8,500 for the six months ended June 30, 2000.

   Depreciation and amortization expense for 1998 and 1999 and for the six months ended June 30, 2000 was approximately $79,000, $158,000, and $96,000, respectively.

3. Shareholder Notes

   The Company has two unsecured notes payable to shareholders totaling $59,000 at December 31, 1998 and 1999, and at June 30, 2000. The notes bear interest at 8% per annum. The principal, together with accrued and unpaid interest, is due July 10, 2000. Interest expense was approximately $5,000 in 1998 and 1999 and $2,000 for the six months ended June 30, 2000.

4. Shareholders' Equity

Preferred Stock

   In March 1997, the Company issued 1,400,000 shares of Series A preferred stock in accordance with the provisions of a Securities Purchase Agreement which also provided for the sale of a warrant to purchase an additional 100,000 Series A preferred shares at $1.00 per share, which was exercised in 1998.

                             ADAPTIVE TELECOM, INC.

   4. Shareholders' Equity--(continued)

   The rights, privileges and preferences of the preferred shareholders are as follows:

  . Dividends--Preferred shareholders are entitled to receive dividends of $0.05 per share in preference and priority to payment of any dividend to common shareholders, payable only if and when declared by the Company. Thereafter, preferred shareholders will share any shareholder distributions equally on an as-converted basis with common shareholders.

  . Liquidation--In the event of any liquidation, dissolution, sale, merger or winding up of the Company, preferred shareholders will be entitled to receive, in preference to common shareholders, an amount equal to the original amount of investment ($1.00 per share) plus all declared but unpaid dividends. All remaining assets will be distributed equally to the holders of preferred and common shares until preferred shareholders have received $2.00 per share, including the preferred liquidation preference. Thereafter, preferred shareholders will share distributions equally on an as-converted basis with common shareholders.

  . Voting--Each preferred share is entitled to vote on an "as-converted" basis along with common shareholders. Preferred shareholders, voting as a separate class, are entitled to elect one member of the Company's Board of Directors, and common shareholders, voting as a group, are entitled to elect two members of the Board.

  . Conversion--Preferred shares are convertible into common shares at any time at the option of the holders at the conversion rate of one and one-half common shares for each preferred share, subject to antidilution. Preferred shares shall be automatically converted into common shares at the then applicable conversion rate (a) upon the closing of a firm commitment underwritten public offering at a price per share of not less than $3.00 per share with aggregate proceeds to the Company of $10,000,000 or greater, or (b) upon the approval of a majority of the preferred shareholders. The Company has reserved sufficient unissued common shares in the event of conversion.

Common Stock

   The Company is authorized to issue 13,500,000 shares of common stock. As of December 31, 1999, 5,785,490 shares of common stock were outstanding.

   As of December 31, 1999, common stock was reserved for issuance as follows:

     Conversion of outstanding preferred stock........................ 2,250,000
     Exercise of stock options........................................   797,625

   In 1998, the Company issued 4,230 shares of common stock to an employee at $0.067 per share, and in 1999 the Company issued 34,050 shares of common stock to employees and consultants at $0.067 per share. All other outstanding shares of the Company's common stock issued in 1998 and 1999 have been issued under provisions of the 1997 Stock Plan.

1997 Stock Plan

   The Board of Directors adopted the 1997 Stock Plan (the Plan) that authorizes the granting of stock options to purchase up to 1,200,000 shares of common stock. The Plan provides for the granting of incentive stock options to employees, non-statutory stock options to Company service providers, and the issuance of Restricted Stock Purchase Agreements alone or in tandem with the granting of stock options.

   The Board of Directors determines the number of options granted, the effective date of the grants, the vesting period, price and term of the options. Option terms may not exceed ten years from the date of grant. Shares purchased under Restricted Stock Purchase Agreements are subject to vesting with certain limitations on transferability, including rights of first refusal and repurchase options in favor of the Company at the original

                             ADAPTIVE TELECOM, INC.

4. Shareholders' Equity--(continued)

share purchase price. The Company's right to repurchase shares of restricted stock lapses over the vesting period. Options generally vest and repurchase options generally lapse over four years from the initial grant or purchase date.

Restricted Common Stock

   During 1997, the Board of Directors issued 4,548,071 shares of restricted common stock for cash at $0.033 per share to employees subject to restricted stock purchase agreements. In 1998, the Board of Directors issued 555,000 restricted shares for cash at $0.033 per share to employees, Board members and a consultant. Under the initial terms of the related Restricted Stock Purchase Agreement, the Company's repurchase rights lapse ratably over 48 months.

   The Board of Directors amended the consultant's Restricted Stock Purchase Agreement in May 1999 to provide for the immediate vesting of 92,813 shares and the vesting of the remaining shares based on hours worked thereafter. In addition to the shares of restricted stock, the consultant was paid cash consideration for his services. The Company determined that the compensation cost associated with the vested restricted stock was not material.

   As of December 31, 1998 and 1999, unvested shares of restricted stock totaled 2,289,363 and 1,035,521, respectively.

Stock Options

   Information with respect to stock option activity is as follows:

                                                                       Weighted
                                                            Number of   average
                                                Available    options     price
                                                for grant  outstanding per share
                                                ---------  ----------- ---------
   Balance at December 31, 1997................ 1,200,000        --        --
     Options granted...........................  (607,500)   607,500    $0.033
                                                ---------   --------
   Balance at December 31, 1998................   592,500    607,500    $0.033
     Options granted...........................  (241,750)   241,750    $0.067
     Options exercised.........................       --    (402,375)   $0.058
     Options cancelled.........................    46,875    (46,875)   $0.067
                                                ---------   --------
   Balance at December 31, 1999................   397,625    400,000    $0.041
                                                =========   ========

   Options for a total of 135,156 shares were exercisable at December 31, 1999. No options were exercisable at December 31, 1998.

                             ADAPTIVE TELECOM, INC.

4. Shareholders' Equity--(continued)

   The following table summarizes information about stock options outstanding and exercisable at December 31, 1999:

                                                          Weighted
                                                           average
                                                          remaining
         Options               Options                   contractual                 Exercise
       outstanding           exercisable                    life                      price
       -----------           -----------                 -----------                 --------
       310,000                 135,156                      8.49                      $0.033
        90,000                     --                       8.64                      $0.067
       -------                 -------
       400,000                 135,156                      8.52                      $0.041
       =======                 =======

   Pro forma information regarding net income (loss) is required by SFAS 123, and is determined as if the Company had accounted for its employee stock options granted under the fair value method of SFAS 123. The fair value for options and unvested restricted stock was estimated at the grant/sale date using the minimum value method with the following weighted average assumptions: a risk-free rate of 5.04% for 1998 and 5.5% for 1999, no dividend yield for all years and a weighted average expected option life of three years. The difference between the reported net income (loss) and the pro forma net income
(loss) for the years ended December 31, 1998 and 1999 was an increase in the net loss of $18,000 and a reduction in the net income of $11,000, respectively. The options' weighted average grant-date fair value, which is the value assigned to the options under SFAS 123, was $0.005 and $0.009 for options granted in 1998 and 1999, respectively.

Deferred Stock Compensation

   During the six months ended June 30, 2000, the Company issued stock options to employees with exercise prices that it believed represented the fair value of the options. Subsequent to the Company's acquisition, the Company reevaluated the fair value of its common stock options as of June 30, 2000. Accordingly, in connection with such stock option grants, the Company recorded deferred stock-based compensation of $13.6 million. This deferred stock compensation represents the excess of the estimated fair value of the common stock on the date of the grant over the exercise price. Deferred amortization was determined over the vesting period of the respective options, generally four years, beginning with the exercise date, which for the majority of the options was June 16, 2000.

5. Income Taxes

   Due to operating losses and tax credits and the inability to recognize the benefits therefrom in 1998 and the utilization of net operating losses and tax credits in 1999, there is no provision for income taxes for the years ended December 31, 1998 and 1999.

                             ADAPTIVE TELECOM, INC.

5. Income Taxes--(continued)

   The income tax expense differed from the amounts computed by applying the U.S. statutory federal income tax rate (34%) to pretax income as a result of the following:

                                                               Year Ended
                                                              December 31,
                                                             ----------------
                                                              1998     1999
                                                             -------  -------
                                                             (In thousands)
   Computed expected tax expense (benefit).................. $   (18) $    14
   Net operating losses or temporary differences for which
    no tax benefit is recognized............................      18       --
   Utilization of net operating loss and tax credits
    previously reserved.....................................      --      (14)
                                                             -------  -------
     Total income tax provision............................. $    --  $    --
                                                             =======  =======

   Significant components of the Company's deferred tax assets are as follows:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
                                                               (In thousands)
   Deferred tax assets:
     Net operating losses and tax credits..................... $    31  $    17
     Accruals.................................................       6       16
                                                               -------  -------
   Total deferred tax assets..................................      37       33
   Deferred tax liabilities:
     Depreciation.............................................      --      (11)
     Valuation allowance......................................     (37)     (22)
                                                               -------  -------
   Net deferred tax assets.................................... $    --  $    --
                                                               =======  =======

   The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Because of the uncertainty of future earnings, a full valuation allowance was provided at December 31, 1998 and 1999. Although the Company generated net income in 1999, management has determined that the valuation allowance continues to be necessary. The net valuation allowance decreased by $15,000 for the year ended December 31, 1999.

   Utilization of net operating loss and tax credit carryforwards may be subject to substantial annual limitation provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

6. Commitments

   The Company occupies facilities under an operating lease that expires in January 2001. Pursuant to the lease agreement, certain operating expenses are allocated to the Company in addition to base rents. Total rent expense for all operating leases was approximately $154,000 in 1998, $179,000 in 1999 and $88,000 for the six months ended June 30, 2000.

   Future annual minimum lease payments under all operating leases are approximately $187,000 in 2000 and $9,000 in 2001.

                             ADAPTIVE TELECOM, INC.

7. Employee Benefit Plans

   The Company sponsors an employee savings plan for all eligible employees. No Company contributions were made to the plan in 1998 or 1999.

8. Subsequent Event

   On September 21, 2000, the Company was acquired by Metawave Communications Corporation (Metawave). Under the terms of the acquisition agreement, the common stock of Metawave was exchanged for all of the issued and outstanding common stock of the Company, which includes the conversion of the Series A preferred stock to common stock. All of the Company stock options and outstanding unvested restricted stock was assumed by Metawave with the same terms and conditions that currently exist, except that stock grants and stock subject to vesting will be for Metawave common stock, adjusted for the acquisition exchange ratio.

                      METAWAVE COMMUNICATIONS CORPORATION

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                (In thousands, except share and per share data)

   The following unaudited pro forma combined condensed financial statements for Metawave Communications Corporation consist of the Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 1999 and the six months ended June 30, 2000, and the Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 2000. These pro forma financial statements give effect to Metawave Communications Corporation's acquisition of Adaptive Telecom, Inc. (Adaptive Telecom) in a business combination accounted for as a purchase, which closed on September 21, 2000. In exchange for the acquisition of all of Adaptive Telecom's outstanding capital stock and stock options, Metawave issued Adaptive Telecom shareholders 5,361,803 shares of its common stock and stock options for 138,166 shares of Metawave common stock.

   The Unaudited Pro Forma Combined Condensed Statement of Operations combine Metawave's historical results of operations for the year ended December 31, 1999 with Adaptive Telecom's historical results of operations for the year ended December 31, 1999 and Metawave's historical results of operations for the six months ended June 30, 2000 with Adaptive Telecom's historical results of operations for the six months ended June 30, 2000. These Unaudited Pro Forma Combined Condensed Statements present the pro forma operating results as if Adaptive Telecom had been acquired on January 1, 1999. The Unaudited Pro Forma Combined Condensed Balance Sheet combines Metawave's historical balance sheet at June 30, 2000 and Adaptive Telecom's historical balance sheet at June 30, 2000 as if Adaptive Telecom had been acquired on June 30, 2000. The pro forma financial statements are not necessarily indicative of what the actual operating results or financial position would have been for the combined company had the transaction taken place on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the combined company.

Basis of Presentation

   The unaudited pro forma combined condensed financial statements reflect the Adaptive Telecom acquisition which was consummated on September 21, 2000 and will be accounted for using the purchase method of accounting in accordance with APB Opinion No. 16 as described in the notes herein. Under the purchase method of accounting, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair market values. The estimated fair market values contained herein are based on assessment performed by an independent appraiser. Metawave expects to record a charge of $10.4 million to operations related to in-process research and development. The Unaudited Pro Forma Combined Condensed Balance Sheet includes the effect of this charge but the Unaudited Pro Forma Combined Condensed Statement of Operations does not reflect this charge because of its nonrecurring nature. The charge related to in-process research and development will be reflected in Metawave's consolidated financial statements for the quarter ended September 30, 2000.

   The pro forma combined condensed financial statements should be read in conjunction with the related notes thereto and the audited consolidated financial statements and notes of Metawave and the audited financial statements and notes of Adaptive Telecom included elsewhere in this registration statement. Pro forma basic and diluted earnings per share reflects the pro forma effect of Metawave convertible and redeemable preferred stock as if such shares were converted to Metawave common stock at the time of issuance.

                      METAWAVE COMMUNICATIONS CORPORATION

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                         Six Months Ended June 30, 2000
                                  (Unaudited)
                       (In thousands, except share data)

                                     Historical
                                 --------------------
                                             Adaptive   Pro Forma     Pro Forma
                                  Metawave   Telecom   Adjustments     Combined
                                 ----------  --------  -----------    ----------
Revenues.......................  $   20,694  $   508    $     --      $   21,202
Cost of revenues...............      15,193      390          --          15,583
                                 ----------  -------    ---------     ----------
Gross profit...................       5,501      118          --           5,619
Operating expenses:
  Research and development.....      12,687      940         (230)(J)     14,549
                                                            1,152 (K)
  Sales and marketing..........       4,876      241          176 (K)      5,293
  General and administrative...       2,945      216          243 (K)      3,404
  Amortization of intangibles
   and goodwill................         --       --         9,061 (L)      9,061
                                 ----------  -------    ---------     ----------
    Total operating expenses...      20,508    1,397       10,402         32,307
                                 ----------  -------    ---------     ----------
Loss from operations...........     (15,007)  (1,279)     (10,402)       (26,688)
Other income (expense), net....         726       34          --             760
                                 ----------  -------    ---------     ----------
Net loss.......................  $  (14,281) $(1,245)   $ (10,402)    $  (25,928)
                                 ==========  =======    =========     ==========
Basic and diluted net loss per
 share.........................  $    (0.99)                          $    (1.33)
                                 ==========                           ==========
Weighted average shares used in
 computation of basic and
 diluted net loss per share....  14,378,271             5,159,097 (M) 19,537,368
                                 ==========             =========     ==========
Pro forma basic and diluted net
 loss per share................  $    (0.43)                          $    (0.68)
                                 ==========                           ==========
Weighted average shares used in
 computation of pro forma net
 loss per share................  33,129,366             5,159,097 (M) 38,288,463
                                 ==========             =========     ==========


                            See accompanying notes.

                      METAWAVE COMMUNICATIONS CORPORATION

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          Year Ended December 31, 1999
                                  (Unaudited)
                       (In thousands, except share data)

                                   Historical
                               --------------------
                                           Adaptive  Pro Forma       Pro Forma
                                Metawave   Telecom  Adjustments       Combined
                               ----------  -------- -----------      ----------
Revenues.....................  $   22,596   $3,550   $     --        $   26,146
Cost of revenues.............      22,236    2,595         --            24,831
                               ----------   ------   ---------       ----------
Gross profit.................         360      955         --             1,315
Operating expenses:
  Research and development...      22,787      321       7,827   (K)     30,935
  Sales and marketing........      11,080      414         766   (K)     12,260
  General and
   administrative............       5,732      285       5,827   (K)     11,844
  Amortization of intangibles
   and goodwill..............         --       --       18,122   (L)     18,122
                               ----------   ------   ---------       ----------
Total operating expenses.....      39,599    1,020      32,542           73,161
                               ----------   ------   ---------       ----------
Loss from operations.........     (39,239)     (65)    (32,542)         (71,846)
Other income (expense), net..      (3,174)     108         --            (3,066)
                               ----------   ------   ---------       ----------
Net loss.....................  $  (42,413)  $   43   $ (32,542)      $  (74,912)
                               ==========   ======   =========       ==========
Basic and diluted net loss
 per share...................  $   (18.98)                           $   (10.61)
                               ==========                            ==========
Weighted average shares used
in computation of basic and
diluted net loss per share...   2,234,798            4,824,765   (M)  7,059,563
                               ==========            =========       ==========
Pro forma basic and diluted
 net loss per share..........  $    (1.77)                           $    (2.61)
                               ==========                            ==========
Weighted average shares used
in computation of pro forma
net loss per share...........  23,931,291            4,824,765   (M) 28,756,056
                               ==========            =========       ==========


                             See accompanying notes

                      METAWAVE COMMUNICATIONS CORPORATION

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 June 30, 2000
                                  (Unaudited)
                       (In thousands, except share data)

                                     Historical
                                 -------------------
                                            Adaptive   Pro Forma    Pro Forma
                                 Metawave   Telecom   Adjustments   Combined
                                 ---------  --------  -----------   ---------
ASSETS
------
Current assets:
  Cash and cash equivalents..... $  61,356  $    579    $   --      $  61,935
  Accounts receivable, net......    14,142       --         --         14,142
  Inventories...................     6,566       --         --          6,566
  Prepaid expenses and other
   assets.......................       947        66        --          1,013
                                 ---------  --------    -------     ---------
    Total current assets........    83,011       645        --         83,656
Property and equipment, net.....     5,892       367        (17)(A)     6,242
Purchased technology, goodwill
 and other intangibles, net.....       --        --      85,979 (B)    85,979
Other noncurrent assets.........       185        55        (37)(C)       203
                                 ---------  --------    -------     ---------
    Total assets................ $  89,088  $  1,067    $85,925     $ 176,080
                                 =========  ========    =======     =========
LIABILITIES AND STOCKHOLDER'S
EQUITY (DEFICIT)
-----------------------------
Current liabilities:
  Accounts payable..............     6,547        62        --          6,609
  Accrued liabilities...........     2,489       --       2,500 (D)     4,989
  Accrued compensation..........     1,910       147        --          2,057
  Current portion of notes
   payable......................         8       --         --              8
  Current portion of capital
   lease obligations............     2,709       --         --          2,709
  Customer deposits.............       --        166        --            166
  Deferred revenues.............       355       --         --            355
  Shareholder loans.............       --         59        --             59
                                 ---------  --------    -------     ---------
    Total current liabilities...    14,018       434      2,500        16,952
Notes payable, less current
 portion........................        23       --         --             23
Capital lease obligations, less
 current portion................     2,651       --         --          2,651
Other long-term liabilities.....        16       --         --             16
Stockholder's equity:
  Capital stock.................   209,541    15,279     96,529 (E)   321,349
  Deferred stock compensation...    (2,181)  (13,375)    13,375 (F)   (19,531)
                                                        (17,350)(G)
  Accumulated other
   comprehensive income.........       (59)      --         --            (59)
  Accumulated deficit...........  (134,921)   (1,271)     1,271 (H)  (145,321)
                                                        (10,400)(I)
                                 ---------  --------    -------     ---------
    Total stockholders' equity..    72,380       633     83,425       156,438
                                 ---------  --------    -------     ---------
    Total liabilities and
     stockholders' equity....... $  89,088  $  1,067    $85,925     $ 176,080
                                 =========  ========    =======     =========

                             See accompanying notes

                      METAWAVE COMMUNICATIONS CORPORATION

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1. Basis of Pro forma Presentation

   The pro forma combined financial statements give effect to Metawave's acquisition of Adaptive Telecom, in a business combination accounted for as a purchase, which was consummated on September 21, 2000. Upon the effective date of the acquisition, all outstanding common stock of Adaptive Telecom were converted into shares of Metawave common stock based on the applicable exchange ratio as specified in the merger agreement. All outstanding stock options to purchase shares of Adaptive Telecom common stock were converted into options to purchase shares of Metawave stock based on the exchange ratio.

   The pro forma combined financial statements have been prepared based on the assessment by the independent appraiser of the estimated fair market value of the assets and liabilities of Adaptive Telecom. In the opinion of Metawave's management, all adjustments necessary to present fairly such pro forma combined financial statements have been made based on the terms and structure of the Adaptive Telecom acquisition. The Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 1999 and the six months ended June 30, 2000 give effect to these transactions as if they had taken place on January 1, 1999, and these statements omit non-recurring charges. The Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 2000 gives effect to the transaction as if it had taken place on June 30, 2000.

   Metawave issued 5,361,803 shares of its common stock, valued at $20.37 per share, the average market price per share of Metawave common stock in a range three trading days before and after the announcement date (September 5, 2000) of the acquisition. Additionally, Metawave issued 138,166 options to purchase shares of its common stock in exchange for all options and grants to purchase shares of Adaptive Telecom common stock. The value of options and grants to be issued by Metawave was determined by estimating their fair market value as of September 5, 2000 using the Black-Scholes option pricing model. The total estimated fair value of all consideration, including acquisition related costs, is $114,308,000, of which $17,350,000 has been recorded as deferred stock compensation.

   Below is a table of the estimated purchase price allocation and annual amortization of the intangible assets and goodwill acquired:

                                                                     Annual
                                     Purchase Price Amortization  Amortization
                                       Allocation       Life     of Intangibles
                                     -------------- ------------ --------------
                                     (In thousands)              (In thousands)
   Purchase price allocation:
     Tangible net assets acquired..     $   579          --         $   --
   Intangible net assets acquired:
     In-process research and
      development..................      10,400          --             --
     Assembled workforce...........       1,380           3             460
     Patents.......................       5,570           3           1,856
     Goodwill......................      79,029           5          15,806
                                        -------                     -------
       Total.......................     $96,958                     $18,122
                                        =======                     =======

   Tangible net assets acquired includes cash and cash equivalents, prepaid expenses, and property and equipment. Liabilities assumed principally include accounts payable, accrued compensation, customer deposits and shareholder loans.

   The value allocated to in-process research and development will be charged to expense during the quarter ending September 30, 2000 but has not been reflected in the Metawave Unaudited Pro forma Combined Condensed Statements of Operations as it is non-recurring in nature.

                      METAWAVE COMMUNICATIONS CORPORATION

1. Basis of Pro forma Presentation--(continued)

   The value allocated to the assembled workforce is attributable to the Adaptive Telecom workforce in place after the acquisition which eliminates the need to hire new replacement employees. The value was determined by estimating the cost involved in assembling a new workforce including costs of salaries, benefits, training and recruiting. The value of the assembled workforce will be amortized on a straight-line basis over three years.

   The acquired patents are developed through years of experience in designing and developing embedded solutions for wireless network operators facing capacity constraints. Our smart antenna systems and Adaptive Telecom's embedded solutions will enable network operators to increase network capacity and improve network quality. The value allocated to patents will be amortized on a straight-line basis over three years.

   Goodwill is determined based on the residual difference between the amount of consideration paid and the values assigned to identified tangible and intangible assets. The goodwill will be amortized on a straight-line basis over five years.

   The value allocated to deferred stock compensation of $17,350,000 represents the excess of the fair value over the exercise price for options and unvested restricted stock which had been issued to employees of Adaptive Telecom and were outstanding at September 21, 2000. The value of the deferred stock compensation will be amortized over the related remaining vesting periods using a graded vesting approach. Such amortization amounts assume that all vesting periods are completed by all employees, to the extent that unvested options are forfeited by an employee, previously recorded amortization related to the unvested options will be credited to stock-based compensation expense.

2. Pro Forma Adjustments

  A. To reflect the write-down of acquired property and equipment to estimated fair market value.

  B. To record acquired intangible assets of $6,950,000 and goodwill of $79,029,000.

  C. To reflect the write-off of patents recorded on Adaptive Telecom's financial statements which is included in the allocation of intangibles in connection with the acquisition.

  D. To reflect the accrual of direct acquisition costs arising from the Adaptive Telecom acquisition, including legal, consulting, and accounting fees.

  E. To eliminate Adaptive Telecom's outstanding capital stock of $15,279,000 and record the aggregate value of $111,808,000 for the issuance of 5,361,803 shares of Metawave's common stock and 138,166 shares of stock options to purchase Metawave's common stock in connection with the acquisition.

  F. To eliminate deferred stock compensation recorded on Adaptive Telecom's financial statements of $13,375,000.

  G. To record deferred stock compensation in connection with the acquisition of $17,350,000.

  H. To eliminate accumulated deficit of $1,271,000 recorded on Adaptive Telecom's financial statements.

  I. To record the in-process research and development charge of $10,400,000.

  J. To eliminate the amortization of deferred stock compensation recorded on Adaptive Telecom's financial statements during the six months ended June 30, 2000 of $230,000.

  K. To record by its functional department, the amortization of deferred stock compensation of $14,420,000 for the twelve months ended December 31, 1999 and $1,571,000 for the six months ended June 30, 2000, resulting from the acquisition of Adaptive Telecom, Inc.

                      METAWAVE COMMUNICATIONS CORPORATION

2. Pro Forma Adjustments--(continued)

  L. To record the amortization of intangible assets and goodwill of $18,122,000 for the twelve months ended December 31, 1999 and $9,061,000 for the six months ended June 30, 2000.

  M. Reflects the impact of 5,361,803 weighted average shares of common stock issued in connection with the purchase of Adaptive Telecom less common stock which is subject to restrictions which lapse upon continuing employment.

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                              ------------------

                                   PROSPECTUS

                              ------------------

                                5,361,803 Shares

                 [LOGO OF METAWAVE COMMUNICATIONS CORPORATION]

                                  Common Stock

                                November 8, 2000

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